UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Unaudited Interim Consolidated Condensed Financial Statements for the nine-month period ended on September 30, 2018, presented on comparative basis.

Unaudited Interim Consolidated Condensed Financial Statements

For the nine-month period ended on

September 30, 2018, presented on comparative basis

Unaudited Interim Consolidated Condensed Financial Statements

For the nine-month period ended on

September 30, 2018, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Fiscal Year:	N° 40 started on January 1, 2018
Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires
Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.
Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Law N° 19,550	Note 9 to Interim Separate Condensed Financial Statements

Composition of Capital Stock as of September 30, 2018

(Note 11 as per Interim Separate Condensed Financial Statements)

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $

126,738,188	A: Non endorsable, common shares of a nominal value	1	5	126,738	126,738
329,984,134	B: Non endorsable, common shares of a nominal value	1	1	329,984	329,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Financial Position

As of September 30, 2018, December 31, 2017 and January 1, 2017

(Expressed in thousands of pesos)

ASSETS	09/30/2018	12/31/2017	01/01/2017
Cash and due from banks	33,822,151	11,097,803	8,029,992
Cash	4,470,905	3,039,001	1,879,885
Financial institutions and correspondents	29,309,310	8,008,678	6,130,700
Argentine Central Bank	28,519,286	7,049,798	5,621,780
Other local financial institutions	790,024	958,880	508,920
Foreign	41,936	50,124	19,407
Debt Securities at fair value through profit or loss (Note 6 and 26)	13,800,567	11,404,286	424,708
Derivatives (Note 6)	196,638	26,916	28,304
Repo transactions	111,738	3,349,822	—
Other financial assets (Note 6)	1,972,578	1,702,708	1,980,059
Loans and other financing (Note 28)	82,237,053	60,426,730	38,738,545
To the non-financial public sector	35,575	32,607	4,306
To other financial entities	410,572	326,011	385,768
To the Non-Financial Private Sector and Foreign residents	81,790,906	60,068,112	38,348,471
Other debt securities (Note 6 and 26)	5,848,094	359,197	2,063,848
Financial assets in guarantee (Note 6)	2,666,400	1,301,237	1,465,029
Current income tax assets	532,907	—	—
Investments in equity instruments (Note 26)	8,378	45,919	2,629
Investment in subsidiaries, associates and joint ventures	—	734	3,501
Property, plant and equipment (Note 8)	1,410,431	1,174,057	786,194
Intangible assets (Note 9)	1,837,083	190,638	122,387
Deferred income tax assets	401,696	489,175	347,800
Other non-financial assets	1,276,990	633,187	678,606
TOTAL ASSETS	146,122,704	92,202,409	54,671,602

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Financial Position

As of September 30, 2018, December 31, 2017 and January 1, 2017

(Expressed in thousands of pesos)

	09/30/2018	12/31/2017	01/01/2017
LIABILITIES
Deposits	97,185,461	56,408,685	35,860,974
Non-financial public sector	11,990,961	6,171,661	2,587,253
Financial sector	21,468	15,702	11,344
Non-financial private sector and foreign residents	85,173,032	50,221,322	33,262,377
Derivatives (Note 6)	328,076	—	—
Repo transactions	—	—	590,891
Other financial assets (Note 6)	4,852,563	3,899,874	2,756,039
Financing received from the Argentine Central Bank and other financial institutions (Note 6)	10,512,251	3,524,267	1,715,670
Negotiable obligations issued (Note 20)	10,046,615	8,588,970	2,049,074
Current income tax liabilities	548,798	692,144	571,893
Subordinated negotiable obligations (Note 20)	1,490,246	685,873	1,378,758
Provisions	81,749	80,163	63,624
Other non-financial liabilities	4,821,261	3,802,265	2,545,574
TOTAL LIABILITIES	129,867,020	77,682,241	47,532,497

SHAREHOLDERS’ EQUITY
Capital stock	456,722	456,722	363,777
Paid in capital	8,996,587	8,997,178	3,248,435
Reserves	5,447,192	3,253,839	2,008,035
Retained earnings	(911,607)	(294,390)	(294,390)
Other comprehensive income	370,320	136,384	77,797
Result of period/year	1,860,737	1,819,842	1,311,304
Shareholders’ Equity attributable to parent company	16,219,951	14,369,575	6,714,958
Shareholders’ Equity attributable to non-controlling interest	35,733	150,593	424,147
TOTAL SHAREHOLDERS’ EQUITY	16,255,684	14,520,168	7,139,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	146,122,704	92,202,409	54,671,602

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Comprehensive Income

For the nine and three month period ended on September 30, 2018 and 2017

(Expressed in thousands of pesos)

	For nine-month period ended on		For three-month period ended on
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interest income (Note 10.1)	17,021,688	9,804,550	6,835,949	3,586,786
Interest expenses (Note 10.2)	(8,582,470)	(3,810,595)	(4,113,071)	(1,469,552)
Net interest income	8,439,218	5,993,955	2,722,878	2,117,234
Commissions income (Note 10.4)	3,734,170	2,790,907	1,305,566	983,660
Commissions expenses (Note 10.5)	(817,759)	(382,543)	(292,180)	(153,683)
Income from insurance activity (Note 14)	477,125	330,761	183,096	108,010
Net commission income	3,393,536	2,739,125	1,196,482	937,987
Subtotal	11,832,754	8,733,080	3,919,360	3,055,221
Net income from financial instruments at fair value through profit or loss (Note 10.3)	2,884,654	1,511,269	2,737,411	624,523
Exchange rate difference on gold and foreign currency	300,945	134,601	(1,074,050)	86,003
NIFFI & Exchange Rate Differences	3,185,599	1,645,870	1,663,361	710,526
Subtotal	15,018,353	10,378,950	5,582,721	3,765,747
Other operating income (Note 10.6)	1,312,916	947,165	566,556	320,438
Loan loss provisions	(2,837,880)	(1,322,492)	(1,122,525)	(518,856)
Net operating income	13,493,389	10,003,623	5,026,752	3,567,329
Employee benefits	4,971,200	3,749,493	1,865,677	1,261,766
Administration expenses (Note 10.8)	3,281,377	2,367,236	1,179,568	859,669
Depreciations and impairment of assets	232,584	208,171	87,834	68,329
Other operating expenses (Note 10.7)	2,504,195	1,818,024	866,109	638,901
Operating income	2,504,033	1,860,699	1,027,564	738,664
Results before taxes from continuing operations	2,504,033	1,860,699	1,027,564	738,664
Income tax from continuing operations (Note 5)	594,171	489,624	155,942	174,726
Net income from continuing operations	1,909,862	1,371,075	871,622	563,938
Net income of the period	1,909,862	1,371,075	871,622	563,938
Net income of period attributable to parent company	1,860,737	1,352,236	867,388	556,154
Net income of period attributable to non-controlling interest	49,125	18,839	4,234	7,784

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements..

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Comprehensive Income

For the nine and three month period ended on September 30, 2018 and 2017

(Expressed in thousands of pesos)

	For nine-month period ended on		For three-month period ended on
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Net income of the period	1,909,862	1,371,075	871,622	563,938

Components of Other Comprehensive Income not to be reclassified at the income of the period
Period revaluations of property, plant and equipment and intangibles	282,053	60,095	(352)	5,241
Income tax (Note 5)	(70,513)	(19,212)	88	(1,835)
Revaluation of property, plant and equipment and intangibles	211,540	40,883	(264)	3,406
Income of the period from equity instrument at fair value through other comprehensive income	381	6,132	—	1,468
Income tax (Note 5)	(114)	(2,146)	—	(514)
Earnings and losses by equity instrument at fair value through other comprehensive income	267	3,986	—	954
Total Other Comprehensive Income not to be reclassified at the income of the period	211,807	44,869	(264)	4,360
Components of Other Comprehensive Income to be reclassified at the income of the period
Income of the period from financial instrument at fair value through other comprehensive income	12,046	13,489	(4,851)	662
Income tax (Note 5)	10,317	(4,721)	12,257	(233)
Earnings and losses by financial instrument at fair value through other comprehensive income	22,363	8,768	7,406	429
Total Other Comprehensive Income to be reclassified at the income of the period	22,363	8,768	7,406	429
Total Other Comprehensive Income	234,170	53,637	7,142	4,789
Other comprehensive income attributable to parent company	233,936	53,605	7,136	4,786
Other comprehensive income attributable to non-controlling interest	234	32	6	3
Total Comprehensive Income	2,144,032	1,424,712	878,764	568,727
Total comprehensive income attributable to parent company	2,094,673	1,405,841	874,524	560,940
Total comprehensive income attributable to non-controlling interest	49,359	18,871	4,240	7,787

The accompanying notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Cash Flow

For the nine month period ended on September 30, 2018 and 2017

(Expressed in thousands of pesos)

	09/30/2018	09/30/2017
CASH FLOW FROM OPERATING ACTIVITIES

Income of the period before Income Tax	2,504,033	1,860,699

Adjustments to obtain flows from operating activities:
Amortizations and devaluations	232,584	208,171
Loan loss provisions	2,837,880	1,322,492
Exchange rate difference on gold and foreign currency	(300,945)	(134,601)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(2,464,214)	(1,423,346)
Derivatives	(169,722)	(9,650)
Repo transactions	3,238,084	—
Loans and other financing
To the non-financial public sector	(2,968)	(58,204)
To the other financial entities	(84,561)	38,963
To the non-financial sector and foreign residents	(24,560,674)	(15,576,545)
Other debt securities	(5,488,897)	(1,679,406)
Financial assets in guarantee	(1,365,163)	(1,276,883)
Investments in equity instruments	37,541	(4,324)
Other assets	474,384	1,347,888

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	5,819,300	4,386,186
Financial sector	5,766	(6,898)
Private non-financial sector and foreign residents	34,951,710	6,930,501
Derivatives	328,076	—
Repo operations	—	675,154
Liabilities at fair value with changes in results	—	1,228
Other liabilities	2,216,976	1,687,541
Payments from Income Tax	(1,182,945)	(545,947)

TOTAL OF OPERATING ACTIVITIES (A)	17,026,245	(2,256,981)

CASH FLOWS FROM INVESTMENT ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(2,115,404)	(269,515)
Purchase of liabilities and equity instruments issued by other entities	(163,485)	(300,532)
Purchase of investments in subsidiaries	(1,388,055)	—

TOTAL INVESTMENT ACTIVITIES (B)	(3,666,944)	(570,047)

The accompanying notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Cash Flow

For the nine month period ended on September 30, 2018 and 2017

(Expressed in thousands of pesos)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	(591)	—
Financing received from Argentine Financial Institutions	—	(193,335)
Payed Dividends	(243,706)	(65,500)

Collections:
Unsubordinated negotiable obligations	1,457,645	5,320,428
Financing received from Argentine Financial Institutions	6,987,984	—
Subordinated obligations	804,373	154,462
Irrevocable contributions received	—	5,848,353

TOTAL FINANCING ACTIVITIES (C)	9,005,705	11,064,408

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	3,202,243	1,645,871

TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	25,567,249	9,883,251
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	21,425,368	9,552,414
CASH AND CASH EQUIVALENTS AT PERIOD CLOSING	46,992,617	19,435,665

The accompanying notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Statement of Changes in Shareholders´ Equity

For the nine-month period ended on September 30, 2018 and 2017

(Expressed in thousands of pesos)

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
Balances at December 31, 2017 under Argentine Central Bank	456,722	8,997,178	72,755	3,181,084	2,437,059	—	15,144,798	—	15,144,798
IFRS Adjustments	—	—	—	—	(911,607)	136,384	(775,223)	150,593	(624,630)
Balances at December 31, 2017 under IFRS	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575	150,593	14,520,168
Other movements	—	—	—	—	—	—	—	(164,109)	(164,109)
Profit distribution as approved by general shareholders’ meeting dated April 24, 2018:
- Reserve constitution (Note 11)	—	—	18,589	2,174,764	(2,193,353)	—	—	—	—
- Dividend distribution (Note 11)	—	—	—	—	(243,706)	—	(243,706)	—	(243,706)
Purchase of subsidiaries ‘shares	—	(591)	—	—	—	—	(591)	(110)	(701)
Income of the period	—	—	—	—	1,860,737	—	1,860,737	49,125	1,909,862
Other comprehensive income of the period	—	—	—	—	—	233,936	233,936	234	234,170
Balances at September 30, 2018	456,722	8,996,587	91,344	5,355,848	949,130	370,320	16,219,951	35,733	16,255,684

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
Balances at December 31, 2016 under Argentine Central Bank	363,777	3,248,435	49,794	1,958,241	1,311,304	—	6,931,551	—	6,931,551
IFRS Adjustments	—	—	—	—	(294,390)	77,797	(216,593)	424,147	207,554
Balances at December 31, 2016 under IFRS	363,777	3,248,435	49,794	1,958,241	1,016,914	77,797	6,714,958	424,147	7,139,105
Other movements	—	—	—	—	—	—	—	(280,887)	(280,887)
Irrevocable capital contributions	92,945	5,755,409	—	—	—	—	5,848,354	—	5,848,354
Profit distribution as approved by general shareholders’ meeting dated April 27, 2017:
- Reserve constitution	—	—	22,961	1,222,843	(1,245,804)	—	—	—	—
- Dividend distribution	—	—	—	—	(65,500)	—	(65,500)	—	(65,500)
Income of the period	—	—	—	—	1,352,236	—	1,352,236	18,839	1,371,075
Other comprehensive income of the period	—	—	—	—	—	53,605	53,605	32	53,637
Balances at September 30, 2017	456,722	9,003,844	72,755	3,181,084	1,057,846	131,402	13,903,653	162,131	14,065,784

GRUPO SUPERVIELLE S.A.

 Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

Grupo Supervielle S.A.´s Unaudited Interim Consolidated condensed Financial Statements have been consolidated, line by line with the Financial Statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A., InvertirOnline.Com Argentina S.A. and Micro Lending S.A.U.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines (see Note 1.1) pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These Unaudited Interim Consolidated condensed Financial Statements was passed by the Board of the Company over the course of its meeting held on November 15, 2018.

1.1.	Adoption of IFRS

The Central Bank of the Argentine Republic (B.C.R.A.), through Communications “A” 5541 and amendments, has established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretations Committee for the entities under its supervision, except the application of section 5.5 (impairment) of IFRS 9 “Financial Instruments”, for the fiscal years as from January 1, 2018. Moreover, such entities shall prepare their opening Financial Statements as of January 1, 2017, which will be deemed the comparative basis of the fiscal year to begin on January 1, 2018. The first interim Financial Statements to be reported under these standards are those as of March 31, 2018.

The Argentine Central Bank also published Communication “A” 6430 dated January 12, 2018, by which it is established that Financial Entities shall begin to apply the provisions regarding Impairment of Financial Assets contained in section 5.5 of IFRS 9 for the fiscal years as of January 1, 2020. Such model of impairment of financial assets sets forth a scheme of three stages based on the change of the credit quality of the financial assets from its in initial recognition. The assets move through the three stages depending on the changes on credit risk and the stages dictate how an entity measures losses due to deterioration and applies the effective interest method.

●	Stage 1 includes financial instruments that have not had a significant increase in the credit risk since its initial recognition, or that have a low credit risk at the reporting date. For these instruments, expected credit losses (ECL) are recognized for 12 months and interest income is calculated based on the gross book value of the asset (that is, with no deduction of the impairment allowance). The 12-month ECL result from default events that are possible within the 12 months after the reporting date.

●	Stage 2 includes the financial instruments that have had a significant increase in the credit risk since its initial recognition (unless they have a low risk since its reporting date) but that do not show objective evidence of impairment. For these items, lifetime expected credit losses are recognized, but interest income is still calculated on the gross book value of the asset. Lifetime expected credit losses represent the present value of losses that would arise as a result of a default that occurred at any moment of the entire life of the instrument. It is the weighted average of losses that would occur in case of default, using the risk of default as the weights.

●	Stage 3 includes financial assets with objective evidence of impairment at the reporting date. For these items, lifetime expected credit losses are recognized and interest income is calculated on the net book value (that is, net value of the impairment allowance).

These Unaudited Interim Consolidated condensed Financial Statements of the Group for the nine-month period ended on September 30, 2018, have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Interim Consolidated condensed Financial Statements have been prepared according to the policies the Entity expects to adopt in its consolidated annual Financial Statements as of December 31, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The comparative figures and the ones from the transition date (January 1, 2017) have been modified in order to reflect the adjustments with the previous accounting framework.

In note 2.3 there is a reconciliation between the figures of the statements of financial position, comprehensive income statement and other comprehensive income statements included in the Unaudited Interim Consolidated condensed Financial Statements issued in accordance with the previous Accounting Framework and the figures reported in accordance with the Accounting Framework established by the Argentine Central Bank in these interim consolidated condensed Financial Statements, as of the transition date (January 1, 2017), the adoption date (December 31, 2017) and the closing date (September 30, 2017).

These Unaudited Interim Consolidated condensed Financial Statements should be read together with the annual Financial Statements of the Bank as of December 31, 2017, which have been prepared according to the previous accounting framework. Additionally, Note 30, included in these interim consolidated condensed Financial Statements, presents information under IFRS as of December 31, 2017 that is necessary for the understanding of these interim consolidated condensed Financial Statements.

The Group’s senior management has concluded that the Unaudited Interim Consolidated condensed Financial Statements reasonably represent the financial position, financial income and cash flow.

1.2.	Basis of preparation

These Unaudited Interim Consolidated condensed Financial Statements have been prepared according to the Accounting Framework established by the Argentine Central Bank described in Note 1.1.

The preparation of these Unaudited Interim Consolidated condensed Financial Statements requires estimates and evaluations that affect the amount of registered assets and liabilities, and contingent assets and liabilities disclosed as of the issuing date of these interim consolidated condensed Financial Statements, as well as registered income and expenses.

The Group makes estimates in order to calculate, among others, loan loss allowances, lifespan of property, plant and equipment, depreciations and amortizations, recoverable value of assets, income tax charge, other charges and labor liabilities and allowances for contingencies, labor, civil and commercial lawsuits. The future real results may differ from the estimates and evaluations made at the preparation date of these unaudited interim consolidated condensed Financial Statements.

The areas that involve a greater degree of judgment or complexity or areas in which assumptions and estimates are significant to the Unaudited Interim Consolidated Condensed Financial Statements are described in Note 3.

(a)       Going concern

As of the date of these Unaudited Interim Consolidated condensed Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

(b)       Unit of measure

The Unaudited Interim Consolidated condensed Financial Statements of the Entity are expressed in Argentine pesos which is the functional currency of the Bank and its controlling Grupo Supervielle.

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of the reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%. Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018. Moreover, the Argentine Federation of Accounting Professionals Associations (FACPCE), issued a communication on July 24, 2018 confirming the

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

aforementioned. However, at the date of these financial statements, the Decree 664/03 from the Executive Branch is in effect, preventing the filing of financial statements adjusted for inflation with the National Securities Commission (CNV) and the Argentine Central Bank (BCRA). Therefore, given this decree and the accounting framework established by the BCRA described in note 1.1 above, the Company’s management has not applied IAS 29 in the preparation of these financial statements.

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

(c)       Changes in accounting policies/new accounting standards

The new published standards, modifications and interpretations are listed below, which still have not entered into force for fiscal years starting as of January 1, 2018, and have not been adopted in advance.

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets forth the new model of registration of leasing operations. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires that the lessee recognize the lease liability which reflects future payments of leases, except for certain short-term lease agreements and leases of low-value assets. The lessors accounting is kept as provided in IFRS 17; however, it is expected that the new accounting model for lessees have an impact on the negotiations between lessors and lessees. This standard is effective for annual periods starting on or from January 1, 2019. The Entity is evaluating the accounting impact that the application of said standard will cause.

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2021. The Entity is evaluating the impact of the adoption of this new standard.

IFRIC 23 “Uncertainty over income tax treatments”: Such interpretation clarifies how the recognition and measurement requirements of IAS 12 Income tax are applied when there is uncertainty over income tax treatments. This standard was published in June 2017 and will come into force for the fiscal years beginning as from January 1, 2019.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3.	Consolidation

A subsidiary is an entity (or participated company), including structured entities, in which the Bank has control because it (i) has the power to manage relevant activities of the subsidiary, which significantly affect its yield, (ii) has exposition, or rights, to variable yields for its participation in the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the investor’s yield amount. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the bank has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Bank can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Bank from having power over

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Bank, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Address	Main Activity	Percentage of direct or indirect investment in capital stock
				09/30/2018	12/31/2017	01/01/2017
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Comercial Bank	99,89% (1)	99,88% (1)	98,23% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	99,90%	99,89%	98,32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	99,99%	99,99%	99,78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund Management	100,00%	100,00%	100,00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of securities	100,00%	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Trading of products and services	100,00%	100,00%	100,00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance Company	100,00%	100,00%	100,00%
Micro Lending S.A.U.	Controlled	Guido 1926 1° piso- C.A.B.A., Argentina	Financig investments	100,00%	—	—
InvertirOnline S.A.	Controlled	San Martin 323, 11° Piso. C.A.B.A, Argentina	Settlement and Clearing Agent	100,00%	—	—
InvertirOnline.Com Argentina S.A.	Controlled	San Martin 323, 11° Piso. C.A.B.A, Argentina	Representations	100,00%	—	—
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,86%, 98,86% and 98,21% as of 09/30/18, 12/31/17 and al 01/01/17 respectively.

It should be noted that the Group has begun to recognize InvertirOnline S.A., InvertirOnline.Com Argentina S.A. and Micro Lending S.A.U. in its Interim Consolidated Condensed Financial Statements as of the date of acquisition (See Note 24).

In virtue of the consolidation, the following Financial Statements were utilized as of September 30, 2018 Financial Statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Supervielle Seguros S.A, Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A., which cover the same period of time regarding the Group´s Financial Statements. Financial Statements of Banco Supevielle S.A. and Cordial Compañía Financiera S.A. have been prepared based on the accounting framework set by the Argentine Central Bank (See Note 1.2).

Financial Statements of Supervielle Seguros S.A: have been prepared pursuant to accounting standards issued by the National Insurance Superintendence, which differ on closing date of the fiscal year, that is, June 30 of each year and in certain adjustments of the accounting framework issued by the Argentine Central Bank.

Financial Statements of Tarjeta Automática S.A., Supervielle Asset Management S.A., Supervielle Seguros S.A, Sofital S.A. F. e I.I., Espacio Cordial de Servicios S.A., InvertirOnline S.A., InvertirOnline.Com Argentina S.A. and Micro Lending S.A.U, have been adjusted so that such Financial Statements include criteria similar to those applied by the Group in the preparation of Interim Consolidated Condensed Financial Statements.

Assets and liabilities and income from operations among members of the Group that were not transferred to third parties have been removed from the Interim Consolidated Condensed Financial Statements.

Non-controlling investment accounts for that portion of net income and shareholders´ equity of a subsidiary attributable to interest which is not owned, directly or indirectly, by the Group. Non-controlling investments are included in a separate item of the shareholders´ equity of the Group.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Pursuant to IFRS 3, the acquisition method shall be utilized to record the acquisition of a subsidiary. Identifiable acquired assets and contingent assets and liabilities assumed in a combination of businesses are valuated at fair value on the acquisition date.

The goodwill is valuated as the difference between the net amounts as of acquisition date of identifiable assets, assumed liabilities, transferred earning, the amount of the non-controlling interest in the acquired entity and the fair value of the interest in the acquired entity prior to the acquisition date.

The transferred earning in a combination of businesses is valuated at fair value of assets transferred by the acquirer, liabilities incurred by the company with previous owners and interest in the shareholders´ equity issued by the acquirer. Transaction costs are recognized as expenses in periods in which expenses were incurred and services rendered, except from transaction costs incurred for the issuance of equity instruments which are deducted from shareholders´ equity and transaction costs incurred for the issuance of debt which is deducted at book value.

As mentioned in Note 2.2. the Company has decided not to apply IFRS 3 retroactively for those business combinations incurred prior to the transition date.

1.4.	Consolidated Structured Entities

Banco Supervielle S.A., Cordial Compañía Financiera S.A. and Micro Lending S.A.U have securitized certain financial instruments, mainly consumer loans, through the transfer of said financial instruments to financial trusts that issue several classes of debt securities and participation certificates.

The following are financial trusts where Banco Supervielle S.A. serves as trustee:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount
Series 95	06/30/2017	$ 500,000	VDF TV A	FV $ 450,000	CP	FV $ 50,000
			Mat: 03/20/19		Mat: 01/20/22
Series 96	09/19/2017	$ 236,867	VDF TV A	FV $ 220,285	CP	FV $ 16,581
			Mat: 06/20/19		Mat: 04/20/22
Series 97	03/27/2018	$ 750,000	VDF TV A	FV $ 712,500	CP	FV $ 37,500
			Mat: 01/20/20		Mat: 03/20/20

In relation to the financial trusts in which Cordial Compañía Financiera S.A acted as trustee, they were repurchased and liquidated during September, 2018, no financial trust of these series is effective as of September 30, 2018.

The following are financial trusts where Micro Lending S.A.U serves as trustee:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount		Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Vto: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Vto: 06/20/13		Vto: 10/20/13		Vto: 01/20/17
V	08/21/2014	$ 42,258	VDF TV A	VN$ 33,807	VDF B	VN $ 6,761	CP	VN $ 1,690
			Vto: 09/20/15		Vto: 02/20/16		Vto: 05/20/18
VI	12/02/2014	$ 40,375	VDF TV A	VN$ 32,300	VDF TV B	VN $ 6,460	CP	VN $ 1,615
			Vto: 12/20/15		Vto: 07/20/16		Vto: 07/20/18
VII	04/01/2015	$ 40,062	VDF TV A	VN$ 32,851	VDF TV B	VN $ 4,006	CP	VN $ 3,205
			Vto: 08/20/16		Vto: 12/20/18		Vto: 07/20/18
VIII	07/24/2015	$ 59,173	VDF TV A	VN $ 48,522	VDF TV B	VN $ 8,284	CP	VN $ 2,367
			Vto: 11/15/16		Vto: 05/15/17		Vto: 07/16/18
IX	05/18/2015	$ 58,606	VDF TV A	VN $ 48,057	VDF TV B	VN $ 7,033	CP	VN $ 3,516
			Vto: 03/15/17		Vto: 10/16/17		Vto: 07/16/20
X	08/24/2015	$ 56,357	VDF TV A	VN $ 46,213	VDF TV B	VN $ 7,890	CP	VN $ 2,254
			Vto: 07/20/17		Vto: 01/20/18		Vto: 10/20/20
XI	10/30/2015	$ 67,310	VDF TV A	VN $ 55,194	VDF TV B	VN $ 9,423	CP	VN $ 2,693
			Vto: 09/15/17		Vto: 02/15/18		Vto: 01/15/21
XII	01/14/2016	$ 64,843	VDF TV A	VN $ 58,358	VDF TV B	VN $ 3,891	CP	VN $ 2,594
			Vto: 11/15/17		Vto: 01/15/18		Vto: 05/17/21
XIII	05/13/2016	$ 69,988	VDF TV A	VN $ 63,689	VDF TV B	VN $ 3,499	CP	VN $ 2,800
			Vto: 06/15/18		Vto: 08/15/18		Vto: 09/15/21

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount		Amount	Type	Amount
XIV	09/01/2016	$ 69,144	VDF TV A	VN $ 62,230	VDF TV B	VN $ 4,149	CP	VN $ 2,765
			Vto: 06/15/18		Vto: 08/15/18		Vto: 11/15/21
XV	10/27/2016	$ 79,342	VDF TV A	VN $ 67,758	VDF TV B	VN $ 8,093	CP	VN $ 3,491
			Vto: 10/15/18		Vto: 02/15/19		Vto: 01/15/22
XVI	01/10/2017	$ 88,354	VDF TV A	VN $ 76,868	VDF TV B	VN $ 7,598	CP	VN $ 3,888
			Vto: 11/15/18		Vto: 02/15/19		Vto: 03/15/22
XVII	02/24/2017	$ 129,952	VDF TV A	VN $ 97,464	VDF TV B	VN $ 7,940	CP	VN $ 24,548
			Vto: 01/15/19		Vto: 04/15/19		Vto: 07/22/22
XVIII	06/16/2017	$ 119,335	VDF TV A	VN $ 89,501	VDF TV B	VN $ 7,291	CP	VN $ 22,543
			Vto: 05/15/19		Vto: 08/15/19		Vto: 10/15/22

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity. Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities are cancelled on the date on which such control is terminated.

As for financial trusts, the Company has evaluated the following:

● The object and design of its interest.

● Spotting of main activities.

● Decision-making processes regarding such activities.

● Whether the investor´s rights result in the capacity to run relevant activities.

● Whether the investor is exposed to, or has the right on, variable returns of its interest in the subsidiary.

● Whether the investor has the capacity to utilize its power on the Company to affect the investor´s return.

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart provides the book value and classification of assets and liabilities of Structured Entities that have been consolidated as of September 30, 2018, December 31, 2017 and January 1, 2017:

	09/30/2018	12/31/2017	01/01/2017
Assets
Loans	903,305	1,348,654	1,447,783
Financial assets	118,042	139,639	172,077
Other assets	25,308	18,894	35,404
Total Assets	1,046,655	1,507,187	1,655,264
Liabilities
Financial liabilities	746,061	810,862	953,678
Other liabilities	48,304	89,112	84,724
Total Liabilities	794,365	899,974	1,038,402

1.5.	Transactions with non-controlling interest

The Group applies a policy aimed at treating non-controlling interest transaction as if such transactions were carried out with shareholders of the Group. As for non-controlling interest acquisitions, the difference between any paid compensation and the relevant interest at book value of net assets acquired by the subsidiary is recognized in the shareholder´s equity. Earnings and losses for the sale of interest, as long as control is held, are also recognized in the shareholders´ equity.

1.6.	Information by segment

An operating segment is a component of an entity that (a) develops business activities from which the Group may raise income or incur in expenses (including income and expenses related to transactions with other items of the same entity), (b) which operating income is reviewed on a regular basis by the Senior Management with the purpose of taking decisions regarding the resources that must be assigned to such segment and evaluate the performance of such items and (c) for whom the confidential financial information is available.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The information by segments is provided in a consistent manner with those internal reports delivered to:

(i)	Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for the assignment of resources and the evaluation of operating segments; and

(ii)	The Board, who is in charge of taking strategic decisions of the Group.

1.7.	Foreign currency conversion

(a)       Functional currency and reporting currency

Figures included in the Unaudited Interim Consolidated condensed Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Interim consolidated condensed Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)       Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

1.8.	Cash and deposits in banks

Cash and deposits in Banks item includes available cash and available deposits in Banks.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

Item	09/30/2018	12/31/2017	09/30/2017	01/01/2017
Cash and due from banks	33,822,151	11,097,803	9,083,416	8,029,992
Listed Bills and Notes of the Argentine Central Bank for the Bank’s own portfolio	12,463,421	9,646,700	4,624,674	336,785
Mutual Funds	707,045	680,865	5,727,575	1,185,637
Cash and equivalents	46,992,617	21,425,368	19,435,665	9,552,414

In turn, the following includes reconciliations between balances of those items considered as cash equivalents in the Statement of Cash Flow and those included in the Financial Statements as of period closing:

Items	09/30/2018
Cash and due from Banks
As per Statement of Financial Position	33,822,151
As per Statement of Cash Flows	33,822,151
Debt securities at fair value through profit or loss
As per Statement of Financial Position	13,800,567
Securities not considered as cash equivalents	(1,337,146)
As per Statement of Cash Flows	12,463,421
Mutual Funds
As per Statement of Financial Position – Other financial assets	1,972,578
Other financial assets not considered as cash	(1,265,533)
As per Statement of Cash Flow	707,045

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.9.	Financial Instruments

Initial Recognition

The Bank recognizes financial assets or liabilities in its Interim Condensed Financial Statements, as applicable, when it is established in the contract clauses of the financial instrument in question. Purchases and sales are recognized at the trade date of the transaction by which the Group undertakes to the purchase or sale of the asset.

In the initial recognition, the Group measures financial assets or liabilities at their fair value. Instruments that are not recognized at fair value through profit or loss are recorded at the fair value adjusted by the transaction costs that are directly attributed to its acquisition or issuance, such as fees and commissions.

When fair value differs from the cost of the initial recognition, the Group will recognize the difference as follows:

-	When fair value is consistent with the market value of the financial asset or liability or is based on a valuation technique that only uses market values, the difference will be recognized as profit or loss, as applicable.

-	In other situations, the difference is deferred and recognition at the time of the profit or loss is determined individually. The difference is amortized through the life of the instrument until fair value can be measured on market values.

Financial Assets

a – Debt Instruments

The Group consider debt instruments as those regarded as financial liabilities for the issuer, such as loans, public and private securities, debt securities and accounts receivable from clients under agreements with no resources.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;

b)	the contractual cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a group of financial assets in order to achieve a concrete business objective. It represents the form in which instruments are held for generating funds.

Business models the Group may adopt are the following:

-	to hold instruments until maturity;

-	to hold instruments in portfolio for cash flow collection and, in turn, sell them in case it is convenient; or

-	to hold instruments for trading.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Consequently, such business model is not assessed instrument by instrument, but at a higher aggregated level.

The Group reclassifies an instrument only when the business model for the administration of assets is modified.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Cash Flow Characteristics

The Group evaluates the contractual terms of its financial instruments to identify if the cash flow return of these grouped financial assets is not significantly different from the contribution that it would receive only from interests, otherwise these shall be measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)       Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if:

(a)	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

ii)       Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement.

iii)       Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading

-	Instruments specifically designated at fair value through profit or loss

-	Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

b – Equity Instruments

Equity instruments are those recognized as such by the issuer, that is, instruments that do not imply any payable contractual obligation and that record a residual interest over the asset of the issuer after deducting its total liabilities. Such instruments are valued at fair value through profit and loss, except in those cases in which the senior management has utilized, upon initial recognition, the irrevocable option of measuring such instruments at fair value through other comprehensive income. This method is applicable when instruments are not held to negotiate and results are recorded in OCI with no reclassification option, even when effective. Receivable dividends that result from such instrument would be recognized only under the right to receive such payment.

Write-off of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions is met:

1.	The rights on the financial asset cash flows have expired; or

2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights on receiving fund flows from future funds have been transferred.

2.	The Entity holds the contractual rights to receive fund flows but assumes a re-purchasing obligation when the following requirements are met:

a.       The Group is not obliged to pay any amount before receiving the cash flow for the asset transfer;

b.       The Group is banned from selling the financial asset;

c.       The Group has to refer the fund flows to which it has committed.

Financial Liabilities

Classification

The Group classifies its financial liabilities at amortized cost utilizing the effective rate method except for:

-	Financial liabilities valued at fair value through profit or loss.

-	Liabilities that arise from financial assets transfers.

-	Financial guarantee contracts.

-	Agreements on granting loans below market rates.

Financial Liabilities valued at fair value through profit or loss: The Group can choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss if and only if by doing so, it reflects more appropriately the financial information because:

-	The Group removes or reduces significantly the inconsistencies of measurements or recognition which, otherwise, would be presented in the valuation;

-	Whether the assets and financial liabilities are managed and their performances evaluated on a fair value basis pursuant to an investment strategy or a documented risk management; or

-	A principal contract has one or more embedded derivatives.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor default on his debt as they fall due, according to the conditions, either original or amended, of a debt instrument.

Financial guarantee contracts and agreements on granting loans below market rate are valued at fair value, in the first instance; so later, a comparison between the higher value of the commission to be accrued at the fiscal year closing and the applicable allowance.

Write-off of financial liabilities

The Entity derecognizes financial liabilities only when they have expired; this is, when they have been settled, paid or the contract expired.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.10       Derivatives

Derivatives, including currency contracts, interest rate futures, term contracts, interest rate and currency swaps, and options over currency and interest rates are registered at their fair value.

All derivative instruments are recorded as assets when their fair value is positive, and as liabilities when their fair value is negative, related to the agreed price. Any change in the fair value of derivative instruments is included in the fiscal year income.

1.11       Repo Operations

The sale and repurchase agreements (“repo liability operations”), which effectively provide the lender’s return to the counterparty, are treated as guaranteed financing transactions. Securities sold under those sale and repurchase agreements are not withdrawn from accounts. The securities are not reclassified in the statement of financial position unless the assignee has the right by contract or sale to sell or replace them. In such case, securities are reclassified as recoverable accounts by repurchase. Appropriate liabilities are presented within Financings received from Argentine Central Bank and other Financial Institutions item.

The securities purchased pursuant to the resale agreements (“repo asset transactions”), which effectively provide the lender’s return to the Entity, are registered as debts within Financings received from Argentine Central Bank and other Financial Institutions item.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted by interest and dividends received by the counterparty or by the Group, as appropriate, constitute the premium of the operation. Such premium is treated as interest income or expenses, which are accrued during the effectiveness of the agreements.

Securities lent to counterparties as fixed commission is held in the consolidated condensed Financial Statements in their original category unless one of the parties holds the contract or customary right to sell or replace securities: In such cases, such securities are reclassified and presented individually. Securities borrowed as fixed commission are not recorded in the consolidated condensed Financial Statements, unless sold to third parties. In, such cases, the purchase or sale are recorded as the year income within earnings minus losses resulting from negotiable securities. The obligation to return securities is recorded at fair value in other funds delivered as loans.

1.12.      Uncollectibility risk provisions

As regards uncollectibility risk provisions, the standards on “Minimum uncollectibility risk provisions” in Section 8 of LISOL (by its Spanish acronym) are still effective and described as follows:

Over the total of clients’ debt, the following minimum uncollectibility guidelines must be applied:

Commercial Portfolio	Loan portfolio or similar to loan	With preferred guarantees	Without preferred guarantees
Normal situation	Normal situation	1%	1%
Under observation	Low risk	3%	5%
Under bargaining process or with refinancing agreements	N/A	6%	12%
With problems	Medium risk	12%	25%
High risk of insolvency	High risk	25%	50%
Irrecoverable	Irrecoverable	50%	100%
Irrecoverable under technical ruling	Irrecoverable under technical ruling	100%	100%

In turn, the situation assigned to each debtor of the commercial and consumer portfolio is defined in accordance with the client´s repayment capacity and, only at a second stage, in accordance with the liquidation of assets; whereas, as for consumer portfolio, the situation assigned for each debtor is defined in accordance with delinquency days recorded by each debtor.

The Group has chosen to interrupt the accrual of interest of those clients who report delays longer than 90 days instead of setting aside allowances for their 100%.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.13       Financial Lease / Leasing

Financial leases

They have been registered at the current value of unearned amounts, calculated according to agreed conditions in their respective contracts, depending on the interest rate embedded in them.

Initial measurement

The Group utilizes the interest rate embedded in the lease to measure the net investment, which is defined in such a way that the income initial direct costs are automatically included in the net investment of the lease.

The initial direct costs, which are different from those incurred by the manufacturer or retailers, are included in the initial measurement of the lease net investment and decrease the amount of income recognized during the lease term. The interest rate embedded in the lease is defined in such a way that the initial direct costs are included automatically into the lease net investment; there is no need to add them separately.

The difference between the receivable gross amount and the current value is represented in the financial income that is recognized during the lease term. The lease financial income is booked within the fiscal year income. Impairment losses are recorded within the income of the period.

The Bank utilizes the criteria described in Note 1.12 to determine whether there is objective evidence that there was an impairment loss as regards loans at amortized cost.

1.14       Property, plant and equipment

Valued at acquisition or construction cost, net of accrued depreciations and/or accrued devaluation losses, if any; except from real state, in virtue of which, the Group adopted the revaluation method. The cost includes expenses directly attributable to the acquisition or building of these items.

The subsequent costs are included in the active value or are recognized as a separate asset, as appropriate, if and only if it is probable that they generate future economic benefits for the Group, and their costs can be fairly measured. The book value of the asset that is being replaced is withdrawn, thus the new asset is amortized by the number of years of useful life left at the moment of the improve.

The maintenance and reparations expenses are recognized in the consolidated income statement of the fiscal year in which they are incurred.

The depreciation is calculated utilizing the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful life. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture and plant	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each fiscal year closing or when there are devaluation signs.

The book value of the property, plant and equipment is immediately reduced at its recoverable amount when the book amount is greater than the estimated recoverable amount.

In the case of real state, the highest revaluation value includes other comprehensive income, within the consolidated comprehensive income statement. If the revaluation is lower than the net historical cost of accrued depreciations, the resulting loss is included in the net result of the period/year.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The property, plant and equipment income is calculated comparing the obtained income with the book value of the respective good. The return or loss arising therefrom is registered in the consolidated comprehensive income statement.

1.15       Investment property

Measurement basis utilized

The investment property is composed of real property (lots and building or part of a building or both) held for obtaining a rent or for capital appreciation or both, but is never occupied by the Entity.

Investment property is booked at its fair value, and any changes in it are directly represented in the period income. Investment property is never depreciated. The fair value is based on appraisals made by independent appraisers.

Figures included in the period income for Investment Property. NIC 40 (75) (f)

	09/30/2018	09/30/2017
Income from rents (collected rents)	3,979	14,732
Direct real-state expenses that produced income from rents	(2,983)	(2,943)
Result from fair value	97,402	211

The book value of investment property is reduced immediately to its recoverable amount when the book amount is higher than the estimated recoverable amount.

Earnings and losses from the sale of investment property are calculated comparing the obtained income with the book value of the respective good. The return or loss arising therefrom is registered in the consolidated comprehensive income statement.

1.16       Intangible Assets

(a)	Goodwill

The Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess between:

(i)	the acquisition cost, measured as the addition of the transferred amount, valued at fair value as of acquisition date plus the amount of non-controlling interest; and

(ii)	the fair value of acquired identifiable assets and liabilities assumed of the acquired item.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates, on an annual basis, or upon devaluation signs, the goodwill recoverability based on future flows of funds discounted plus additional information as of the preparation of the consolidated Financial Statements. Devaluation losses are not reverted once recorded. Earnings and losses from the sale of an entity include the goodwill balance related to the sold entity.

Goodwill is assigned to cash-generating units so as to run recoverability tests. The assignment is carried out among those cash-generating units (or groups of units), which are identified in accordance to the operating segment criterion and benefit from the combination of businesses from which such goodwill stemmed.

As for goodwill resulting from the combination of previous businesses as of IFRS transition date, the Group has chosen option IFRS 1 “First-time Adoption of IFRS”, regarding the non- retroactive application of IFRS 3 “Business Combination”.

(b)	Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method doting their estimated useful lives, over a term not exceeding five years.

1.17       Devaluation of non-financial assets

Assets with an unidentified useful life are not subject to amortizations but are subject to annual devaluation tests. Unlike the previous paragraph, those assets eligible for amortization are subject to devaluation tests upon events or facts that show that book value may not be recovered at least annually.

Devaluation losses are recognized when the goodwill is higher than its recoverable value. The recoverable value of assets is the highest amount between the net amount that would have been raised from the sale or its value under use. In virtue of devaluation tests, assets are gathered at the lower level in which they generate identifiable cash flows (cash-generating units). The book value of non-financial assets unlike those goodwill value over which such devaluation was recorded, is revised at each reporting date with the purpose of checking on potential devaluation reversals.

1.18       Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions received from trust activities are included in Income from Commissions.

1.19       Compensation

Financial assets and liabilities are set off through the inclusion of the net amount in the consolidated financial statement only upon the existence of both a legally eligible right to compensate recognized amounts and the intention to liquidate in net terms or make the assets effective and liquidate the responsibility simultaneously.

1.20       Financing received from the Argentine Central Bank and other Financial Institutions

Debts with other financial entities are recorded when the capital is paid in advance to the economic group by the banking entity. Non-derivative financial liabilities are measured at amortized cost. If the group repurchases its own debt, such debt will be removed from the Unaudited Interim Consolidated condensed Financial Statements and the difference between the residual value of the financial liabilities and the amount paid is recognized as financial income or expenses.

1.21       Provisions / Contingencies

Pursuant to Accounting Standards adopted by the Argentine Central Bank, an Entity shall hold provisions in the following cases:

a-	It holds a current obligation (legal or implicit) as a result of past event;

b-	The Entity is likely to get rid of resources that provide future economic benefits with the purpose of serving an obligation; and

c-	A reliable forecast of the obligation amount is made available.

An Entity will be considered to hold an implicit obligation if (a) as a result of previous economic or public policies practices, the group has taken over certain responsibilities and (b) therefore, expectations regarding the compliance of such obligations have been produced.

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are defined based on both reports provided by lawyers regarding any lawsuit status and the forecast resulting from potential losses to be afforded by the Group, and past experience on this type of claims.

For miscellaneous risks: provisions are aimed at affording contingent situations that may result in obligations for the Group. The calculation of amounts includes the effectiveness likelihood based on the opinion provided by legal advisors and other professionals of the Group.

Provisions are measured at current value of disbursements expected to be required for the settlement of an obligation through the utilization of an interest rate before taxes that account for current market conditions over the money value

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

and specific risks for such obligation. Provision increases resulting from time elapsing is recognized in other net financial Income items of the consolidated income statement.

The Group does not record positive contingencies, except from deferred tax positive contingencies and those contingencies of virtually secure effectiveness.

As of the issuance of these Unaudited Interim Consolidated Condensed Financial Statements, the Group´s Board considers that there have been no elements that show the existence of other contingencies that may become effective and produce a negative impact on these Unaudited Interim Consolidated Condensed Financial Statements other than those defined in Note 12.

1.22       Other non-financial liabilities

Non-financial payable accounts are accrued once the counterparty has served its obligations pursuant to the contract and are valued at amortized cost.

1.23       Negotiable Obligations Issued

Subordinated and Unsubordinated Negotiable Obligation

Negotiable Obligations issued by the Group are measured at Amortized Cost. If the Group purchases own negotiable obligations, such obligations are removed from the Unaudited Interim Consolidated Condensed Financial Statements and the difference between the residual value of the financial liabilities and the relevant payment is included in the Statement of Comprehensive Income as income from advance settlement of a debt.

1.24       Capital Stock and Capital Adjustments

Accounts included in this item are expressed in the currency that has not considered changes in price indexes as from February 2003, except from the item “Capital Stock”, which has been held at nominal value.

Ordinary shares are classified in the shareholders´ equity and are held at nominal value. When any subsidiary of the Group purchases shares of the Bank (own shares in portfolio), the effective payment, including any other cost directly attributable to the transaction (net of tax), is deducted from the shareholders´ equity until such shares are settled or sold.

1.25       Reserves and Distribution of Dividends

Pursuant to provisions set by the Argentine Central Bank, the 20% of net earnings of the fiscal year of relevant adjustments for previous fiscal years must be applied to legal reserve, when applicable. Notwithstanding the aforementioned, for distribution of earnings and pursuant to Amended Text on Distribution of Income issued by the Argentine Central Bank ( last amendment of Communication “A” 6464 issued on March 9, 2013), Financial Entities shall be previously authorized by the Superintendence of Financial and Exchange Entities, and shall meet all requirements set out in Note 21.

1.26       Recognition of Income

Financial income and expenses are recorded for any debt instrument in accordance with the effective rate method; for which ends all positive and negative results included as an integral part of the effective rate of the operation.

Results included in the effective rate include expenses and income related to the setting-up or acquisition of financial assets or liabilities, such as compensations received from the assessment of the client´s financial condition, negotiation of the terms of an instrument, the preparation and processing of necessary documents for the effectiveness of the transaction and compensations received from the granting of loans to be utilized by the client. The Group records its non-derivative financial liabilities at amortized cost. It is worth to be mentioned that the commissions the Group receives from syndicated loans are not part of the effective rate of the product. Therefore, such commissions are recognized in the Income Statement upon effectiveness of the service, as long as the group does not withhold part of it or such commissions are held under the same conditions as other participants. Furthermore, commissions received by the Group from negotiations in third parties´ transactions are not part of the effective rate. Therefore, such commissions are recognized upon such negotiations effectiveness.

The Group´s Service Income is recognized in the Income Statement in accordance with the compliance of performance obligation, hence the difference from those income related to client loyalty plans, which are provisioned at fair value

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

and at redemption rate until such amount of exchanged by the client and recognized in the income statement of the period.

Income from real state rent is recognized in the consolidated comprehensive income statement in accordance with the straight-line method during the lease term.

1.27    Income tax and presumed minimum earning

Income Tax

Income tax of the fiscal year includes both the current and deferred tax. The tax is recognized in the consolidated income statement, except from cases that entail items that must be recognized directly in other comprehensive income. In such case, the income tax related to such items is also recognized in such statement.

The current income tax is calculated pursuant to tax law passed or substantially passed as of the financial statement date in countries where the Group operates and generates taxable earnings. On a regular basis, the Group evaluates the position assumed in affidavits regarding situations in which tax laws are under interpretation. In turn, when applicable, the Group sets provisions on amounts payable to tax authorities.

The deferred income tax is defined as a whole through the liabilities method over temporary differences resulting from assets and liabilities tax basis and any relevant accounting values. However, the deferred tax resulting from the initial recognition of assets or liabilities in a transaction that does not apply to business combination and that, at the moment of the transaction, does not accounting or taxable earnings or losses, is not recorded. The deferred tax is defined through the utilization of tax rates (and legislation) which were passed at the general balance sheet date and are expected to be applicable when assets from deferred tax is made effective or liabilities from deferred tax are settled.

Assets from deferred tax are only recognized upon future tax benefits against which temporary differences can be utilized.

Deferred income tax balances of assets and liabilities are set off upon the existence of a legal right to set off current assets taxes with current liabilities taxes provided such balances are related with the same tax authority of the Group or the different subsidiaries where there is intention or likelihood to liquidate tax balances over clear basis.

2. TRANSITION TOWARDS IFRS

2.1 Requirements of transitions towards IFRS

The following sets out a reconciliation between shareholders’ equity and income figures as well as other comprehensive income figures as per Interim Separate Condensed Financial Statements issued pursuant to the Accounting Framework as of transition date (January 1, 2017), adoption date (December 31, 2017) and comparative period closing date (September 30, 2017) and figures expressed pursuant to IFRS in these Unaudited Interim Consolidated Condensed Financial Statements as well as the effects of adjustments in cash and cash equivalents balances in cash flows.

2.2 IFRS optative exemptions

IFRS 1 allows first-time adopters to consider certain only-once exemptions. Likewise, IFRS requires the application of certain mandatory exemptions. Such exemptions have been provided by IASB to simplify the first application of certain IFRS, thus removing the obligatory nature of their retroactive application.

The following are exemptions and exceptions that are applicable considering IFRS 1 and were used by the Group in converting the accounting standards in force in Argentina to IFRS:

1.       IFRS optative exemptions

The following are optative exemptions applicable to the Group under IFRS 1:

1.1.       Exemption of business combinations

IFRS 1 presents the option of applying IFRS 3 “Business Combinations” prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retroactive application that would require

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after the date of transition. Business combinations that occurred prior to the transition date have not been restated.

1.2.       Exemption of investments in subsidiaries, joint ventures and associates

When an entity prepares Separate Financial Statements, IAS 27 requires it to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28. If a first-time adopter measures such an investment using the process of the participation method, the entity applying the exemption above mentioned.

1.3.       Exemption of designation of previously recognized financial instruments

According to IFRS 1, an entity can designate an equity investment as a financial measured at fair value through profit or loss, in accordance with paragraph 5.7.5 of IFRS 9 on the basis of the facts and circumstances that exist at the date of transition to IFRSs.

The Group has not made use of the other optional exemptions available in IFRS 1.

2.       IFRS mandatory exemptions

The following are obligatory exemptions applicable to the Company under IFRS 1:

2.1.       Estimates exemption

The Company´s estimations in accordance with IFRSs at January 1, 2017 are consistent with estimations made with Argentine GAAP. Therefore, the company´s estimations were not review by application of IFRS, except if necessary to reflect any difference in accounting policies.

2.2.       Non-controlling interest exemption

According to IFRS 1 a first-time adopter shall apply the requirements of IFRS 10 “Consolidated Financial Statements” prospectively for accounting the shareholders changes in a subsidiary without resulting a loss of control. The Group records non-controlling acquisitions that do not result in control changes at book value, recognizing any difference between received payments and book value in non-controlling interest will account in fiscal year results. The Company has not restated those acquisitions or dispositions prior to the date of transition.

2.3.       Exemption of withdrawals in financial assets and liabilities accounts

IFRS 1 requires that a first-time adopter apply the requirements for derecognition of financial assets and liabilities set by IFRS 9 “Financial Instruments” prospectively, for the transactions after January 1, 2017.

2.4.       Exemption of classification and rating of financial assets

IFRS 1 requires that an entity shall assess whether a financial asset meets the conditions to be measured at amortized cost or at fair value with changes in other comprehensive results based on the facts and circumstances that exist at January 1, 2017.

The other obligatory exemptions in IFRS 1 have not been applied because they are not material to the Company.

2.3	Required reconciliations

The items and amounts included in the reconciliation are subject to changes and will be considered as final when preparing the Financial Statements as of December 31, 2018, for the fiscal year in which IFRSs are applied at first.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

2.3.1 Shareholders´ equity reconciliation at December 31, 2017 and January 1, 2017

	Ref.	12/31/2017	Reclassification	IFRS Adjustments	12/31/2017
		Argentine Central Bank			IFRS
ASSETS
Cash and due from banks	n.	11,129,475	(37,947)	6,275	11,097,803
Government and corporate securities	i.	15,346,036	(15,346,036)	—	—
Debt securities at fair value through profit or loss	c.	—	11,343,588	60,698	11,404,286
Derivatives		—	26,916	—	26,916
Repo operations	i.	—	3,349,822	—	3,349,822
Other financial assets	n.	—	1,633,308	69,400	1,702,708
Loans and other financing	a., b., g., m., n.	—	59,091,488	1,335,242	60,426,730
Loan		54,954,373	(54,954,373)	—	—
Other receivables from financial intermediation		6,561,396	(6,561,396)	—	—
Financial lease	i.	2,519,201	(2,519,201)	—	—
Other debt securities		—	359,197	—	359,197
Financial assets in guarantee		—	1,301,237	—	1,301,237
Investments in equity instruments	d.	—	38,703	7,216	45,919
Investments in subsidiaries, associates and joint ventures		—	734	—	734
Investments in other companies		734	(734)	—	—
Miscellaneous receivables		1,776,944	(1,776,944)	—	—
Premises and equipment		694,431	(694,431)	—	—
Property, plant and equipment	e.	—	1,026,501	147,556	1,174,057
Miscellaneous assets		612,264	(610,671)	(1,593)	—
Intangible assets (goods)		324,501	(324,501)	—	—
Intangible assets (assets)	f., k.	—	179,365	11,273	190,638
Assets from deferred income tax	j., n.	—	49,099	440,076	489,175
Other non-financial assets	e.	—	554,515	78,672	633,187
Items pending of allocation		51,923	(51,923)	—	—
TOTAL ASSETS		93,971,278	(3,923,684)	2,154,815	92,202,409

LIABILITIES
Deposits		56,487,027	(78,342)	—	56,408,685
Other obligations from financial intermediation	i.	18,443,354	(18,443,354)	—	—
Other financial liabilities	g., m., n.	—	2,044,245	1,855,629	3,899,874
Financing received from the Argentine Central Bank and others		—	3,524,267	—	3,524,267
Negotiable obligations issued		—	8,588,970	—	8,588,970
Liabilities from current income tax		—	692,144	—	692,144
Subordinated negotiable obligations		—	685,873	—	685,873
Provisions		—	80,163	—	80,163
Other non-financial liabilities	h., l., n.	—	2,868,031	934,234	3,802,265
Miscellaneous obligations		3,058,053	(3,058,053)	—	—
Provisions (Liabilities)		80,163	(80,163)	—	—
Subordinated negotiable obligations		685,873	(685,873)	—	—
Items pending of allocation		60,513	(60,513)	—	—
Investments of third parties in consolidated entities	o.	11,497	(7,690)	(3,807)	—
TOTAL LIABILITIES		78,826,480	(3,930,295)	2,786,056	77,682,241

SHAREHOLDERS’ EQUITY
Capital stock, contributions and reserve		12,707,739	—	—	12,707,739
Other accrued comprehensive income	d., e., j.	—	—	136,384	136,384
Retained earnings		2,437,059	(11,273)	(900,334)	1,525,452
Shareholders’ equity attributable to non-controlling interest	o.	—	17,884	132,709	150,593
TOTAL SHAREHOLDERS´EQUITY		15,144,798	6,611	(631,241)	14,520,168
TOTAL LIABILITIES PLUS SHAREHOLDERS´EQUITY		93,971,278	(3,923,684)	2,154,815	92,202,409

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Ref.	01/01/2017 Argentine Central Bank	Reclassifications	IFRS Adjustments	01/01/2017 IFRS
ASSETS
Cash and due from banks	n.	8,166,132	(151,228)	15,088	8,029,992
Government and corporate securities	i.	2,360,044	(2,360,044)	—	—
Debt securities at fair value through profit or loss	c.	—	362,338	62,370	424,708
Derivatives		—	28,304	—	28,304
Other financial assets	n.	—	1,878,946	101,113	1,980,059
Loans and other financing	a., b., g., m., n.	—	37,405,549	1,332,996	38,738,545
Loan		34,896,509	(34,896,509)	—	—
Other receivables from financial intermediation		3,772,736	(3,772,736)	—	—
Financial lease	i.	1,527,855	(1,527,855)	—	—
Other debt securities		—	2,302,305	(238,457)	2,063,848
Financial assets in guarantee		—	1,465,029	—	1,465,029
Investments in equity instruments	d.	—	2,629	—	2,629
Investments in subsidiaries, associates and joint ventures		—	3,501	—	3,501
Investments in other companies		3,501	(3,501)	—	—
Miscellaneous receivables		1,110,316	(1,110,316)	—	—
Premises and equipment		621,575	(621,575)	—	—
Property, plant and equipment	e.	—	685,369	100,825	786,194
Miscellaneous assets		425,501	(425,501)	—	—
Intangible assets (goods)		285,462	(285,462)	—	—
Intangible assets (assets)	f., k.	—	170,660	(48,273)	122,387
Assets from deferred income tax	j., n.	—	7,442	340,358	347,800
Other non-financial assets	e.	—	529,253	149,353	678,606
Items pending of allocation		36,411	(36,411)	—	—
TOTAL ASSETS		53,206,042	(349,813)	1,815,373	54,671,602

LIABILITIES
Deposits		35,897,864	(35,734)	(1,156)	35,860,974
Other obligations from financial intermediation	i.	6,514,834	(6,514,834)	—	—
Repo operations		—	590,891	—	590,891
Other financial liabilities	g., m., n.	—	1,388,452	1,367,587	2,756,039
Financing received from the Argentine Central Bank and others		—	1,715,670	—	1,715,670
Negotiable obligations issued		—	2,049,074	—	2,049,074
Liabilities from current income tax		—	571,893	—	571,893
Subordinated negotiable obligations		—	1,378,758	—	1,378,758
Provisions		—	63,624	—	63,624
Other non-financial liabilities	h., l., n.	—	1,961,924	583,650	2,545,574
Miscellaneous obligations		2,182,228	(2,182,228)	—	—
Provisions		63,252	(63,252)	—	—
Subordinated negotiable obligations		1,378,758	(1,378,758)	—	—
Items pending of allocation		134,158	(134,158)	—	—
Investments of third parties in consolidated entities	o.	103,397	(103,397)	—	—
TOTAL LIABILITIES		46,274,491	(692,075)	1,950,081	47,532,497

SHAREHOLDERS´ EQUITY
Capital stock, contributions and reserve		5,620,247	—	—	5,620,247
Other accrued comprehensive income	d., e., j.	—	—	77,797	77,797
Retained earnings		1,311,304	—	(294,390)	1,016,914
Shareholders’ equity attributable to non-controlling interest	o.	—	336,357	87,790	424,147
TOTAL SHAREHOLDERS´ EQUITY		6,931,551	336,357	(128,803)	7,139,105
TOTAL LIABILITIES PLUS SHAREHOLDERS’ EQUITY		53,206,042	(355,718)	1,821,278	54,671,602

2.3.2. Reconciliation of net income for the period ended on September 30, 2017

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Ref.	09/30/2017	Reclassification	IFRS Adjustments	09/30/2017
		Argentine Central Bank			IFRS
Financial income		6,742,770	(6,722,226)	(20,544)	—
Income from interests	a., b., l., m., n.	—	8,935,626	868,924	9,804,550
Financial expenses		(2,681,754)	2,681,754	—	—
Expenses from interests	m., n.	—	(4,068,796)	258,201	(3,810,595)
Gross intermediation margin		4,061,016	826,358	1,106,581	5,993,955
Income from commissions	a., n.	—	3,064,093	(273,186)	2,790,907
Expenses from commissions	n.	—	(389,344)	6,801	(382,543)
Result from insurance activity		—	330,761	—	330,761
Net income from commissions		—	3,005,510	(266,385)	2,739,125
Subtotal		4,061,016	3,831,868	840,196	8,733,080
Net income from financial instruments at fair value through profit or loss	c., n.	—	1,559,684	(48,415)	1,511,269
Exchange rate difference on gold and foreign currency		—	134,601	—	134,601
Other operating income	e., g., n.	—	979,348	(32,183)	947,165
Loan loss provisions	m., n.	(738,613)	(664,485)	80,606	(1,322,492)
Net operating income		3,322,403	5,841,016	840,204	10,003,623
Income from services		2,287,101	(2,287,101)	—	—
Expenses from services		(668,399)	668,399	—	—
Result from insurance activity		222,751	(222,751)	—	—
Administration expenses		(3,906,852)	3,906,852	—	—
Benefits to the personnel	b., h.	—	(3,583,385)	(166,108)	(3,749,493)
Administration expenses	a., n.	—	(2,208,814)	(158,422)	(2,367,236)
Depreciations and devaluation of assets	e., f.	—	(57,972)	(150,199)	(208,171)
Other operating expenses	b., k.	—	(1,635,744)	(182,280)	(1,818,024)
Miscellaneous income		266,742	(266,742)	—	—
Miscellaneous losses		(157,748)	157,748	—	—
Net income from financial intermediation		1,365,998	311,506	183,195	1,860,699
Profit of associates and joint ventures		—	—	—	—
Result from investments of third parties		(4,922)	4,922	—	—
Result before taxes from continuing operations		1,361,076	316,428	183,195	1,860,699
Income tax from continuing operations	j., n.	—	(604,348)	114,724	(489,624)
Income tax		(399,490)	399,490	—	—
Net income from continuing operations		961,586	111,570	297,919	1,371,075
Net income of the period		961,586	111,570	297,919	1,371,075
Net income of the period attributable to parent company		—	1,062,934	289,302	1,352,236
Net income of the period attributable to non-controlling interest		—	10,223	8,616	18,839
Other comprehensive income		—	—	53,637	53,637
Other comprehensive income		—	—	53,605	53,605
Income tax from other comprehensive income		—	—	32	32
Comprehensive income of the period		—	1,073,157	351,555	1,424,712
Comprehensive income of the period attributable to owners of controlling		—	1,062,934	342,907	1,405,841
Comprehensive income of the period attributable to owners of non-controlling		—	10,223	8,648	18,871

2.3.3. Reconciliation of comprehensive income for the fiscal year ended on September 30, 2017

09/30/2017
Other comprehensive income attributable to Grupo Supervielle	—
Investments in Corporate and Government Securities	13,481
Property, Facility and Equipment	60,059
Investment in other equity instruments	6,128
Income tax	(26,063)
Other comprehensive income under IFRS attributable to Grupo Supervielle	53,605
Non-controlling investment	32
Total other comprehensive income under IFRS	53,637

2.3.4. Reconciliation of cash and cash equivalents of the statement of cash flow

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	12/31/2017 Argentine Central Bank	Reclassifications	12/31/2017 IFRS
Cash and due from Banks	11,129,475	(31,673)	11,097,802
Bills and Notes issued by the Central Bank for own portfolio	13,611,524	(4,340,800)	9,270,724
Listed sort term government securities	—	375,976	375,976
Mutual Funds	680,866	—	680,866
Total	25,421,865	(3,996,497)	21,425,368

	09/30/2017	Reclassifications	09/30/2017
	Argentine Central Bank		IFRS
Cash and due from Banks	9,349,340	(265,925)	9,083,415
Bills and Notes issued by the Central Bank for own portfolio	4,107,079	517,595	4,624,674
Mutual Funds	5,727,576	—	5,727,576
Total	19,183,995	251,670	19,435,665

	01/01/2017	Reclassifications	01/01/2017
	Argentine Central Bank		IFRS
Cash and due from Banks	8,166,132	(136,140)	8,029,992
Bills and Notes issued by the Central Bank for own portfolio	336,785	—	336,785
Mutual Funds	1,185,637	—	1,185,637
Total	9,688,554	(136,140)	9,552,414

2.3.5. Explanation of adjustments

(a)  Adjustment in the recognition of interest income through the effective rate method

Pursuant to IFRS, costs and income directly related to the granting of a loan are not directly expensed against income but are added to the loan rate and are accrued along the useful life of such loan. As a result of the application of this method, income from commissions and administration expenses have decreased and interest income has increased, recognized in the assets recorded in loans and other financings.

(b)  Adjustment in the financing initial value at lower rates than market rates

The initial value of financing operations through credit cards and mortgage loans has been adjusted at lower rates than market rates, thus recognizing a loss at the beginning as a result of the application of the market rate that is later accrued as interest income along the useful life of the loan. The loss is expensed against other operating expenses and in employee benefits for mortgage loans. Earnings were recorded under interest income and the asset value was modified thus being recorded under loans and other financing.

(c)  Valuation of investments at fair value

Pursuant to the Argentine Central Bank, the Entity valuated its investments in government bonds according to the most probable destination of the asset. Distributions in kind which appeared in lists of volatilities or present values issued by the Argentine Central Bank were valuated at their market value, while those distributions in kind which not appeared in the aforementioned lists were valuated at their incorporation value increasing exponentially depending on its internal return rate.

IFRS 9 “Financial instruments” establishes that an entity must classify its financial assets according to the business model the entity utilizes to manage the assets and the characteristics of contractual cash flows. Pursuant to the aforementioned, the Entity has classified its investment portfolio into portfolios for trading, which have been valuated at a fair value through profit or loss and which are maintained for investment, which have been valuated at a fair value through changes in other comprehensive income.

(d) Investments in subsidiaries and other equity instruments

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Under IFRS, any and all investments in which the Bank has no control or significant influence must be measured at fair value. Under BCRA regulations, such investments are measured at cost value with a limit on the proportional equity value. The adjustment at fair value of the investment meant an increase with the counterparty in other comprehensive income by application of the exception in IFRS 1.

(e)       Property, plant and equipment and other non-financial assets

By application of IAS 16 and IAS 40, the Bank has adopted the revaluation model for its real property and the fair value method for its investment property. Under BCRA regulations, such assets were recorded at their historical value minus the accrued amortization.

The revaluation of affected real property as property, plant and equipment was imputed against other comprehensive income and increased the depreciation charge. As regards investment property, the revaluation increase was imputed to other operating income within the statement of income.

Under BCRA, other non-financial assets were recognized, as well as stationery expenses which do not comply with IFRS requirements to be recognized as assets. The recognition of such assets originated an increase in administrative expenses.

(f)       Intangible assets

Pursuant to IFRS, an intangible asset is an identifiable, non-monetary asset without physical substance. In order for the intangible asset to be identified, the Bank must have control over it and the asset must generate future economic benefits.

Under Argentine Central Bank, intangible assets that do not comply with the IFRS requirements to be recognized as such have been recognized. The adjustment answers to the recognition of such assets and the reversal of the accumulated amortization that was imputed against earnings per depreciations and devaluation of assets.

(g)       Granted Guarantees

Under IFRS, the financial guarantees granted must be recognized initially at their fair value, which equals to the commission charged in most of the cases. Such amount is later amortized at a straight line throughout the life of the contract. Upon each closing, the financial guarantees are measured by the higher between: (i) the value of the commission pending of accrual as of fiscal year closing and (ii) the best amount forecast to be paid to honor the contract discounted at its current value as of fiscal year closing.

Pursuant to standards issued by the Argentine Central Bank, commissions collected in financial guarantee agreements are imputed to results upon collection.

As a result of IFRS application, assets in loans and other financings were recognized and liabilities in other financial liabilities. The impact on results was a decrease in other operating income.

(h)       Employee Benefits

Pursuant to IFRS, short-term benefits for employees such as vacations, salaries and social security contributions, are recognized as liabilities equivalent to the undiscounted amount the Bank expects to pay for such benefit. Likewise, long-term benefits such as seniority awards and pre-retirements, are recognized as liabilities equivalent to the amount discounted from the benefit the Bank expects to pay.

The recognition of these liabilities generated an increase in other non-financial liabilities and a negative result within employee benefits.

(i)       Repo transactions

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Reverse repos

Pursuant to IFRS, a repo reverse operation is recognized as financing granted with guarantee of securities. Pursuant to Regulations issued by the Argentine Central Bank, the bond received as collateral with the counterparty is recorded in other obligations through financial intermediation for an agreed upon amount of the sale future reverse operation.

As a result, the financing that was previously recorded in other receivables through financial intermediation was reclassified to repo transactions item and assets of received securities by repo transactions were recognized, consequently, with the reversion of the obligation through financial intermediation.

(j)       Income tax

Pursuant to IFRS, tax charges for the fiscal year includes current and deferred taxes. The current income tax is calculated pursuant to passed laws and substantially passed as of these Financial Statements. The deferred tax is recognized pursuant to the liabilities method, given the temporary differences that arise between tax basis of assets and liabilities and amounts recorded in books in the Consolidated Financial Statements. Pursuant to regulations issued by the Central Bank, the Bank recognizes the current tax for the fiscal year.

The Tax effect of the recognition of the deferred tax accounts for an increase in deferred tax assets, an adjustment in results in income tax and an adjustment in other comprehensive results for the tax pursuant to the results recorded therein.

(k)       Goodwill

Pursuant to standards issued by the Argentine Central Bank, the recognized goodwill is amortized over a maximum 120-month term. Pursuant to IFRS, goodwill is not amortized, instead, it is calculated through annual depreciation. As a result, the value of intangible assets with their counterparty in other operating expenses has increased.

(l)       Loyalty Programs

As part of the Bank’s loyalty programs, the Bank relies on a point reward program based on credit and debit card consumption. Such points can be redeemed by different products or tourism services. Such points can be redeemed over a specific term and after such term they expire and cannot be redeemed.

Pursuant to IFRS 15, the Bank fixes liabilities based on the fair value of granted points to be redeemed by clients. Points to be redeemed are calculated based on the last redemption behavior type of card product and other historical information of the card. Liabilities are reduced as points are redeemed by clients.

The adjustment to liabilities has increased other non-financial liabilities and has generated a negative result that was recorded as a decrease in interest income.

(m)       Derecognition of Financial Assets

Pursuant to the previous accounting framework, the Entity records as recognition of assets the portfolios transfer for the constitution of financial trusts and the portfolios sales with resource for the transferor. Pursuant to IFRS 9 “Financial Instruments” it is necessary to analyze if the Entity has substantially transferred all the risks and rewards inherent to the property of the transferred asset. From the analysis performed it can be drawn that this is not fulfilled, therefore, the Entity will continue recognizing such transferred asset in its entirety and will recognize financial liabilities for the received consideration.

Therefore, the Company recognized assets for transferred portfolios included in loans and other receivables and liabilities for the received consideration included in financial liabilities and an adjustment of interest incomes, interest expenses and uncollectibility charges.

(n)       Trust Debt Securities and (TDS) and Participation Certificated (PC) of financial trusts

Pursuant to IFRS 10, the Bank manages a trust when it has power over, is exposed to or has a right to the variable returns arising from its interest in such trust and has the capacity to affect those results through its power to run the relevant activities of the trust. Trusts have been consolidated as from the date the Bank acquired the control.

The Bank has evaluated the following:

- The object and design of the trust.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

- Spotting of main activities.

- Decision-making processes regarding such activities.

- Whether the Bank´s rights result in the capacity to run relevant activities of the trust.

- Whether the Bank is exposed to, or has the right on, variable returns of its interest in such trust.

- Whether the Bank has the capacity to utilize its power on the trust to affect such returns.

In accordance with the aforementioned, the Bank has decided that it holds control on such financial trusts and, therefore, such financial trusts have been consolidated.

(o)       Third parties’ interest in controlled companies

Pursuant to IFRS 10 on consolidated Financial Statements, the non-controlling interests will be reported in the consolidated financial statement, within shareholders’ equity, separately from the controlling interest’s equity. Under the previous accounting framework, this interest is reported in liabilities as non-related interest.

As a result, the entity has made the appropriate reclassification. Additionally, the financial trust property from which the Bank does not own participation certificates has been imputed in this line.

3.   CRITICAL ACCOUNTING POLICIES AND FORECASTS

The preparation of Unaudited Interim Consolidated Condensed Financial Statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain critical accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgment and complexity degree, or areas where assumptions and forecasts play a significant role for Unaudited Interim Consolidated condensed Financial Statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

a-	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. As long as possible, models utilize only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the utilization of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

The information on instruments that have not been valuated based on the market information is included in Note 6. In this regard, the Senior Management decides whether significant risks and property benefits of financial assets and financial lease are transferred to the counterparty, especially those of higher risk.

b-	Losses from loan impairment and advances

The Group produces forecasts on repayment capacity of clients in order to determine the provisioning level to be applied pursuant to provisions set by the Argentine Central Bank.

Such forecasts are carried out with the regularity set by minimum provisioning standards set by the Argentine Central Bank.

c-	Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

the consolidated condensed Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared in the books in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group produces forecasts and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that utilized assumptions and forecasts are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d-	Structured Entities.

Structured entities are designed so that the vote or similar rights do not account for the dominant factor when deciding who controls the entity. Likewise, judgment to determine whether the relation between the Group and a structured entity indicates that the structured entity is controlled by the Group is required. The Group does not consolidate non-controlled structured entities.

Given the fact that it might be difficult to determine whether the Group controls a structured entity, the administration evaluates its risk exposure and rewards, as well as its capacity to take operating decisions for such structured entity. In many cases, there are elements that, considered in an isolated manner, show the control or lack of control over a structured entity, but when considered as a whole, it is difficult to draw up a clear conclusion. In those cases in which there are more arguments for the existence of control, the structured entity is consolidated. The following elements were utilized to determine the control existence or lack of control existence:

- Object and design of the financial trust.

- Identification of relevant activities.

- Deciding process regarding such activities.

- Whether the rights the Group holds enable it to run relevant activities of the financial trust.

- Whether the Group is exposed, or holds rights over variable results of its interest in such financial trust.

- Whether the Group relies on the capacity to allocate such results in virtue of its power over the financial trust.

Should not the Group consolidate assets, liabilities and results of these consolidated structured entities, the net effect in the consolidated condensed income statement would produce a loss of 59,303 and 38,454 as of September 30, 2018 and 2017 respectively. See Note 1.4 for further information on the Group´s exposure to structured entities.

e-	Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

4. INFORMATION BY SEGMENT

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segment:

a-	Retail Banking – Includes both the granting of loans and other credit products such as deposits of physical persons.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.
c-	Treasury – Includes operations with Government Securities of the Group, syndicated loans and financial lease.
d-	Consumer – Includes loans and other credit products targeted to low and medium income sectors.
e-	Insurance: Includes insurance products, mainly personal accident insurance, personal belonging insurance and life insurance.
f-	Mutual Fund Administration and Other Segments – Includes MFs administered by the Group and non-financial products and services. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A. and InvertirOnline S.A.

Operating results of the different operating segments of the Group are monitored individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out, transfer prices between segments are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The following chart includes information by segment as of period closing:

Result by segment	Retail Banking	Corporate Banking	Treasury	Loans	Insurance	Adm. Of MF and Other segments	Adjustments	Total as of 09.30.2018

Income from interests	7,298,779	5,632,167	1,185,497	3,164,437	17,105	240,917	(517,214)	17,021,688
Expenses from interests	(1,942,883)	(562,355)	(5,359,863)	(929,268)	—	(184,556)	396,455	(8,582,470)
Distribution of results by Treasury	479,272	(2,680,493)	2,201,221	—	—	—	—	—
Net income from interests	5,835,168	2,389,319	(1,973,145)	2,235,169	17,105	56,361	(120,759)	8,439,218
Income from commissions	2,214,016	337,993	15,545	779,651	—	607,431	(220,466)	3,734,170
Expenses from commissions	(466,253)	(34,402)	(34,613)	(478,180)	—	(11,291)	206,980	(817,759)
Result from insurance activity	—	—	—	—	362,566	—	114,559	477,125
Net income from commissions	1,747,763	303,591	(19,068)	301,471	362,566	596,140	101,073	3,393,536
Subtotal	7,582,931	2,692,910	(1,992,213)	2,536,640	379,671	652,501	(19,686)	11,832,754
Net income from financial instruments at fair value through profit or loss	21,984	(3,708)	2,373,550	(364,011)	82,758	62,949	711,132	2,884,654
Exchange rate difference on gold and foreign currency	421,621	33,250	(161,257)	4,136	—	23,008	(19,813)	300,945
Financial and holding results	443,605	29,542	2,212,293	(359,875)	82,758	85,957	691,319	3,185,599
Other operating income	508,192	427,986	40,014	282,371	2,626	35,561	16,166	1,312,916
Loan loss provisions	(957,876)	(471,536)	(18,724)	(1,338,377)	—	(51,368)	1	(2,837,880)
Net operating income	7,576,852	2,678,902	241,370	1,120,759	465,055	722,651	687,800	13,493,389
Employee benefits	(3,202,240)	(565,625)	(190,044)	(619,890)	(64,261)	(199,695)	(129,445)	(4,971,200)
Administration expenses	(2,158,772)	(263,363)	(102,669)	(457,041)	(81,288)	(210,807)	(7,437)	(3,281,377)
Depreciations and impairment of assets	(148,575)	(44,606)	(10,903)	(22,392)	(2,287)	(3,440)	(381)	(232,584)
Other operating expenses	(1,444,798)	(506,507)	(135,011)	(376,703)	(126)	(31,799)	(9,251)	(2,504,195)
Operating income	622,467	1,298,801	(197,257)	(355,267)	317,093	276,910	541,286	2,504,033
Result from associates and joint ventures	—	—	—	(1,440)	—	1,362	78	—
Result before taxes from continuing operations	622,467	1,298,801	(197,255)	(356,707)	317,093	278,272	541,362	2,504,033
Income tax	(148,086)	(264,924)	57,269	114,828	(107,340)	(94,345)	(151,573)	(594,171)
Net income	474,381	1,033,877	(139,986)	(241,879)	209,753	183,927	389,789	1,909,862
Net income of period attributable to parent company	426,486	1,033,877	(139,986)	(241,879)	209,753	183,927	388,559	1,860,737
Net income of period attributable to non-controlling interest	47,895	—	—	—	—	—	1,230	49,125
Other comprehensive income	(10,887)	96,438	92,435	—	17,814	195	38,175	234,170
Other comprehensive income attributable to parent company	(10,887)	96,438	92,435	—	17,814	195	37,941	233,936
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	234	234
Comprehensive income of the period	463,494	1,130,315	(47,551)	(241,879)	227,566	184,122	427,965	2,144,032
Comprehensive income attributable to parent company	415,599	1,130,315	(47,551)	(241,879)	227,566	184,122	426,501	2,094,673
Comprehensive income attributable to owners of the non-controlling	47,895	—	—	—	—	—	1,464	49,359

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Result by segment	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2017

Income from interests	4,485,212	2,434,974	629,711	2,336,663	3,022	—	(85,032)	9,804,550
Expenses from interests	(1,103,242)	(104,568)	(1,934,974)	(776,262)	—	(11)	108,462	(3,810,595)
Distribution of results by Treasury	780,231	(1,450,435)	670,204	—	—	—	—	—
Net income from interests	4,162,201	879,971	(635,059)	1,560,401	3,022	(11)	23,430	5,993,955

Income from commissions	1,709,473	299,384	12,841	585,195	—	399,244	(215,230)	2,790,907
Expenses from commissions	(363,633)	(12,146)	(12,277)	(369,063)	—	—	374,576	(382,543)
Result from insurance activity	—	—	—	—	265,654	—	65,107	330,761
Net income from commissions	1,345,840	287,238	564	216,132	265,654	399,244	224,453	2,739,125
Subtotal	5,508,041	1,167,209	(634,495)	1,776,533	268,676	399,233	247,883	8,733,080

Net income from financial instruments at fair value through profit or loss	203	(11,318)	1,455,516	(176,233)	63,934	30,935	148,232	1,511,269
Exchange rate difference on gold and foreign currency	111,821	(24,449)	42,629	2,973	—	164	1,463	134,601
Other operating income	506,316	148,934	38,791	439,333	1,159	1,868	(189,236)	947,165
Loan loss provisions	(581,384)	(95,536)	(6,649)	(637,497)	—	—	(1,426)	(1,322,492)
Net operating income	5,544,997	1,184,840	895,792	1,405,109	333,769	432,200	206,916	10,003,623
Employee benefits	(2,469,464)	(457,002)	(166,406)	(469,588)	(47,319)	(108,808)	(30,906)	(3,749,493)
Administration expenses	(1,540,636)	(184,351)	(97,476)	(448,367)	(61,146)	(79,495)	44,235	(2,367,236)
Depreciations and impairment of assets	(151,200)	(25,181)	(12,325)	(16,547)	(1,322)	(1,334)	(262)	(208,171)
Other operating expenses	(1,164,534)	(264,570)	(104,724)	(267,057)	(948)	(8,008)	(8,183)	(1,818,024)
Operating income	219,163	253,736	514,861	203,550	223,034	234,555	211,800	1,860,699
Result from associates and joint ventures	—	—	—	294	—	2,516	(2,810)	—
Result before taxes from continuing operations	219,164	253,736	514,860	203,844	223,032	237,071	208,992	1,860,699
Income tax	(48,314)	(65,109)	(141,431)	(77,837)	(77,925)	(78,645)	(363)	(489,624)
Net income ftom continuing operations	170,850	188,627	373,429	126,007	145,107	158,426	208,629	1,371,075
Net income of the period	170,850	188,627	373,429	126,007	145,107	158,426	208,629	1,371,075
Net income of period attributable to parent company	170,850	188,627	373,429	126,007	145,107	158,426	189,790	1,352,236
Net income of period attributable to non-controlling interest	—	—	—	—	—	—	18,839	18,839
Other comprehensive income	3,881	4,130	20,127	—	25,499	—	—	53,637
Other comprehensive income attributable to parent company	3,881	4,130	20,127	—	25,499	—	(32)	53,605
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	32	32
Comprehensive income of the period	174,731	192,757	393,556	126,007	170,606	158,426	208,629	1,424,712
Comprehensive income attributable to parent company	174,731	192,757	393,556	126,007	170,606	158,426	189,758	1,405,841
Comprehensive income attributable to owners of the non-controlling	—	—	—	—	—	—	18,871	18,871

5. INCOME TAX

On December 29, 2017, the National Executive enacted Law 27430 – Income Tax. Such law has introduced several changes in the treatment of income tax which components are as follows:

Income tax aliquot: Income tax aliquot for Argentine corporations will be gradually reduced from 35% to 30% for fiscal years starting on January 1, 2018 to December 31, 2019 and to a 25% for fiscal years starting and including on January 1, 2020.

Dividend tax: A tax on dividends or distributed earnings, among others, from Argentine corporations or permanent plant to: human persons, undivided inheritance, foreign beneficiaries, subject to the following conditions: (i) dividends resulting from general earnings generated during fiscal years staring on January 1, 2018 until December

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

31, 2019 shall be subject to a 7% withholding and (ii) dividends generated by earnings produced in fiscal years starting as from January 1, 2020 on shall be subject to a 13% withholding.

Dividends generated by beneficiaries until the previous fiscal year starting as from January 1, 2018 will remain subject to, for all beneficiaries of such dividends, the 35% withholding over the amount exceeding distributable untaxed accrued earnings (transition period of the equating tax).

Withholding updating: Acquisitions or investments carried out over the course of fiscal years starting on January 1, 2018, will be updated based on percentage changes released by the Index of Minimum Wholesale Prices (IMWP) provided by the National Statistics and Census Institute, situation that shall increase the deductible amortization and its computable cost in the case of sale.

	09/30/2018	09/30/2017
Income before income tax at tax rate in force	751,210	651,245
Permanent differences	(157,039)	(161,621)
Income tax charge	594,171	489,624

The reconciliation between income tax charged to results and the resulting one upon the application of the rate in force in Argentina on the result before taxes as of fiscal years ended on September 30, 2018 and 2017 is as follows:

	09/30/2018	09/30/2017
Current income tax	75,476	633,672
Income tax – deferred method	518,695	(144,048)
Income tax allotted in the Income Statement	594,171	489,624
Income tax allotted in Other comprehensive income	60,310	26,079
Total Income Tax Charge	654,481	515,703

The following is the reconciliation between the tax applied on results as of September 30, 2018 and the one to be produced after applying the relevant tax rate on the accounting income:

	09/30/2018	09/30/2017
Result of fiscal year before income tax	2,504,033	1,860,699
Tax rate in force	30%	35%
Result of fiscal year at tax rate	751,210	651,245
Permanent differences at tax rate	(157,039)	(161,621)
Specified tax	594,171	489,624

6. FAIR VALUES

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

Fair Value level 1: The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date. The market prices utilized in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3, such as unlisted capital instruments.

The Group´s financial instruments at fair value as of period closing are described as follows:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Instrument portfolio as of 09/30/2018	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	1,369,314	12,431,253	—
- Derivatives	196,638	—	—
- Other financial assets	56,907	—	—
- Other debt securities	1,709,042	—	—
- Financial assets delivered as guarantee	2,542,037	—	—
- Investments in Equity Instruments	79	8,299	—
Total Assets	5,874,017	12,439,552	—
Liabilities
- Derivatives	—	328,076	—
- Other financial liabilities	3,381,085	—	—
- Financing received from the Argentine Central Bank and other financial entities	10,309	—	—
Total Liabilities	3,391,394	328,076	—

Valuation Techniques

Valuation techniques to define Fair Values include the following:

- Market prices or quotations of similar instruments.

- Definition of estimated current value of the instruments.

All fair value calculations are included in level 2. To such ends, the Entity utilizes valuation techniques through spot rate curves which calculate the yield upon market prices.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration.

7. EARNING PER SHARE

Earnings per share is calculated by splitting the earnings attributable to the Group´s shareholders among the weighted average of common issued shares over the course of one year. Since the Group holds neither preferred shares nor share-convertible shares, the basic result is the same as that diluted per share.

	Nine Months to
	09/30/2018	09/30/2017
Income attributable to shareholders of the group	1,860,737	1,352,236
Weighted average of shares issued (thousands)	456,722	363,778
Income per share	4.06	3.72

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

8. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for fiscal years ended on September 30, 2018, December 31, 2017 and January 01, 2017 are as follows:

Item	Initial value at the beginning of the period	Total useful life	Revaluation		Additions	Additions by business combinations	Withdrawal	Depreciation					Residual value at
			Increase	Decrease				Accrued	Withdrawal	By business combinations	Of the period	At closing	09/30/2018	12/31/2017	01/01/2017
Rating at cost
Real state	975	50	—	—	4,010	—	—	(625)	—	—	(681)	(1,306)	3,679	350	—
Furniture and plant	126,909	10	—	—	35,707	4,672	(317)	(62,874)	—	(3,211)	(12,299)	(78,384)	88,587	64,035	60,675
Machinery and equipment	548,827	5	—	—	63,179	—	(847)	(297,462)	213	—	(89,297)	(386,546)	224,613	251,365	169,028
Vehicles	44,394	5	—	—	37,710	169	(10,442)	(17,300)	5,857	(45)	(8,354)	(19,842)	51,989	27,094	23,138
Furniture under financial lease	—	5	—	—	—	—	—	—	—	—	—	—	—	—	333
Miscellaneous	15	5	—	—	—	—	—	(15)	—	—	—	(15)	—	—	—
Work in progress	279,659		—	—	71,057	—	(103,555)	—	—	—	—	—	247,161	279,658	22,266
Revaluation model
Real state	619,069	50	252,859	—	—	—	—	(67,515)	—	—	(10,011)	(77,526)	794,402	551,555	510,754
Total	1,619,848		252,859		211,663	4,841	(115,161)	(445,791)	6,070	(3,256)	(120,642)	(563,619)	1,410,431	1,174,057	786,194

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

9. INTANGIBLE ASSETS

Intangible assets of the Group for fiscal years ended on September 30, 2018, December 31, 2017 and January 01, 2017 are as follows:

Item	Initial value at the beginning of the fiscal year	Total useful life	Additions	Additions by business combinations	Withdrawal	Depreciation					Residual value at 09/30/2018	Residual value at 12/31/2017	Residual value at 01/01/2017
						Accrued	Withdrawal	By business combinations	Of the period	At Closing
Measurement at cost
Goodwill- Combination of business	33,499		1,538,051	—	—	(2,394)	—	—	—	(2,394)	1,569,156	31,105	31,522
Licenses	3,996	3	1,395	1,638	—	(2,192)	—	(1,393)	(586)	(4,171)	2,858	1,805	2,236
Other intangible assets	532,322		178,396	—	(1,758)	(374,593)	—	—	(69,298)	(443,891)	265,069	157,728	88,629
TOTAL	569,817		1,717,842	1,638	(1,758)	(379,179)	—	(1,393)	(69,884)	(450,456)	1,837,083	190,638	122,387

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

10. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

10. 1 Income from interests

	Nine Months to		Three Months to
Income from interests	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interest from advance payments	1,675,125	783,598	741,588	270,692
Interest from documents	2,274,022	1,065,331	884,721	442,194
Interest from consumer loan	6,554,710	4,904,000	2,255,955	1,839,620
Interest for documents to single signature	1,484,562	743,718	653,804	271,930
Interest from credit card loans	1,891,771	1,443,324	696,193	484,681
Interest from mortgage loans	905,772	42,318	466,770	23,646
Interest from consumer loan	300,062	17,507	117,194	8,356
Interest from foreign trade and USD loans	631,005	243,407	274,978	96,538
Interest from Financial Lease	517,467	320,547	203,856	117,433
Others	787,192	240,800	540,890	31,696
Total	17,021,688	9,804,550	6,835,949	3,586,786

10.2 Expenses from interests

	Nine Months to		Three Months to
Expenses from interests	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interest from current accounts	2,242,401	331,201	1,450,189	184,001
Interest from time deposits	3,101,164	1,826,754	1,476,172	678,519
Interest from other obligations from financial intermediation	2,731,738	1,373,368	989,270	540,454
Interest from financing from financial sector	304,522	158,520	140,910	14,706
Others	202,645	120,752	56,530	51,872
Total	8,582,470	3,810,595	4,113,071	1,469,552

10.3 Net income from financial instruments at fair value through profit or loss

	Nine Months to		Three Months to
Net income from financial instruments at fair value with changes in results	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Net income of corporate and government securities	1,563,181	722,745	704,797	430,716
Result of instruments issued by the Argentine Central Bank	2,552,191	872,585	1,631,758	355,514
Result of derivatives	(1,230,717)	(84,061)	400,856	(161,707)
Total	2,884,654	1,511,269	2,737,411	624,523

10.4 Income from commissions

	Nine Months to		Three Months to
Income from commissions	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Commissions from deposit accounts	1,421,043	913,333	498,781	295,618
Commissions from credit and debit cards	1,325,857	1,149,437	462,235	434,110
Commissions from loans operations	176,334	124,596	65,916	43,879
Commissions from foreign trade	139,886	118,018	50,448	46,181
Commissions from miscellaneous operations	598,565	416,637	211,958	147,523
Others	72,485	68,886	16,228	16,349
Total	3,734,170	2,790,907	1,305,566	983,660

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

10.5 Expenses from commissions

	Nine Months to		Three Months to
Expenses from commissions	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Commissions paid	800,561	371,639	285,489	150,207
Export and foreign currency operations	17,198	10,904	6,691	3,476
Total	817,759	382,543	292,180	153,683

10.6 Other operating incomes

	Nine Months to		Three Months to
Other operating income	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Recovered receivables and write-off provisions	206,028	143,301	25,937	38,968
Commissions from insurance	156,199	182,091	41,391	54,093
Safety box rent	117,702	93,562	42,020	33,800
Commissions from trust services	6,868	49,352	650	12,960
Returns of risk funds	131,405	46,821	78,458	20,757
Investment Property revaluation	114,928	23,668	14,985	14,087
Punitory interest	108,788	67,387	40,710	23,428
Others	470,998	340,983	322,405	122,345
Total	1,312,916	947,165	566,556	320,438

10.7 Other operating expenses

	Nine Months to		Three Months to
Other operating expenses	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Promotions related with credit cards	255,789	179,128	87,344	56,391
Turnover tax	1,547,677	1,114,516	521,904	385,421
Result by initial recognition of loans	272,978	189,387	95,161	67,087
Debugging ANSES deceased	102,748	79,349	46,313	34,952
Adjustments of loans and credit cards	45,901	34,956	15,173	13,171
Frauds	41,027	20,910	23,426	4,998
Coverage services	33,058	23,583	9,377	9,331
Contributions to Guarantee Fund Deposits	85,126	60,334	31,349	21,403
Others	119,891	115,861	36,062	46,147
Total	2,504,195	1,818,024	866,109	638,901

10.8 Administration expenses

	Nine Months to		Three Months to
Administration expenses	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Fees to directors and syndics	98,949	47,256	42,126	9,125
Other fees	909,762	625,133	114,468	86,368
Advertising and publicity	263,453	185,496	86,229	73,215
Taxes	620,817	439,202	210,650	165,399
Maintenance, security and services	743,358	483,538	307,145	103,723
Rent	267,591	365,889	106,850	247,727
Others	377,447	220,722	312,100	174,112
Total	3,281,377	2,367,236	1,179,568	859,669

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

11. DIVIDENDS

On April 24, 2018, the Shareholders’ General Meeting passed the following distribution of fiscal year 2017 income, which recorded earnings for $2,437,059.

*       Dividends in cash: 243,706.

*       Legal reserve: 18,589.

*       Optional reserve: 2,174,764.

12. COMMITMENTS AND CONTINGENCIES

Capital Commitments

During the nine-month period ended on September 30, 2018, the Group did not assume any significant capital commitments rather than those described in Note 9 as per Interim Separate Condensed Financial Statements.

Contingencies and Previsions

Previsions for other contingencies to cover labor, legal, tax and other eventual effectiveness miscellaneous risks commitments have been defined in accordance with the information received by its legal advisors.

As of September 30, 2018, December 31, 2017 and January 1, 2017, there were no contingent events entailing remote likelihood and which equity effects have not been recorded.

13. TRANSACTIONS AND BALANCES BETWEEN RELATED PARTIES

Related parties are those entities that hold direct, or indirectly through other entities, control over another and are controlled by the same entity or may affect significantly financial or operating decisions of the other entity.

The Group controls another entity when it has power over financial and operating decisions of other entities and in turn, receives benefits from such entity.

In turn, the Group considers that its holds joint control when there is an agreement between parties regarding the control of a joint economic activity.

Finally, in those cases in which the Group may impact significantly on another entity, such impact results from the power to influence on financial and operating decisions of such entity rather than the power to control them.

For the definition of such situations, both legal aspects and nature and grounds of the relation are taken into account.

Controlling Entities

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of September 30, 2018 and December 31, 2017 amounts to the 35,86% and 69,60%, respectively.

Subsidiaries

The following chart describes the related parties and object of their relation:

Company	Condition	Legal Address	Main Activity	Percentage of direct or indirect investment in capital stock
				09/30/2018	12/31/2017	01/01/2017
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	99,89%	99,88%	98,23%
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	99,90%	99,89%	98,32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	99,99%	99,99%	99,78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Managing Company of MF	100,00%	100,00%	100,00%

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Company	Condition	Legal Address	Main Activity	Percentage of direct or indirect investment in capital stock
				09/30/2018	12/31/2017	01/01/2017
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of securities	100,00%	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Trading of products and services	100,00%	100,00%	100,00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Commercial Bank	100,00%	100,00%	100,00%
Micro Lending S.A.U.	Controlled	Guido 1926 1° piso- C.A.B.A., Argentina	Financing investments	100,00%	—	—
Invertir Online S.A.	Controlled	San Martin 323, 11° Piso. C.A.B.A, Argentina	Settlement and Clearing Agent	100,00%	—	—
InvertirOnline.Com Argentina S.A.	Controlled	San Martin 323, 11° Piso. C.A.B.A, Argentina	Representations	100,00%	—	—

14. RESULT FROM INSURANCE ACTIVITIES

The composition of “Result from insurance activities” as of September 30, 2018 and 2017, is as follows:

Item	09/30/2018	09/30/2017
Premiums and accrued increases	904,367	602,551
Accrued losses	(255,293)	(221,015)
Production expenses	(171,949)	(50,775)
Total	477,125	330,761

15.       MUTUAL FUNDS

As of September 30, 2018 and December 31, 2017, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Mutual Fund	Assets under management		Shareholders´ funds		Number of Redeemable Shares
	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Premier Renta C.P. Pesos	4,967,096	1,908,881	4,957,676	1,906,560	664,525,946	310,154,313
Premier Renta Plus en Pesos	271,994	2,376,919	269,990	2,364,512	43,610,817	388,251,454
Premier Renta Fija Ahorro	1,684,364	5,570,513	1,672,418	5,466,839	80,523,715	304,239,464
Premier Renta Fija Crecimiento	41,219	225,412	40,954	222,821	4,580,355	23,616,268
Premier Renta Variable	154,252	144,493	153,627	141,002	7,819,539	8,180,869
Premier FCI Abierto Pymes	411,101	367,845	395,611	367,120	103,706,972	114,190,777
Premier Commodities	9,483	6,891	5,441	6,734	2,024,177	2,217,205
Premier Capital	363,293	310,768	354,367	308,039	148,130,968	129,624,410
Premier Inversión	250,790	603,393	195,021	602,213	1,096,280,579	3,590,757,014
Premier Balanceado	569,220	319,282	568,820	318,627	359,887,367	238,318,110
Premier Renta Mixta	124,608	—	124,556	—	100,518,422	—
Premier Renta Mixta en USD	982,625	2,379,900	973,341	2,297,195	26,985,404	110,928,209
Premier Performance en USD	1,840,679	—	1,817,777	—	44,935,609	—

The above mutual fund portfolios have been recorded under Control Memorandum Accounts - Others.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

16.       DEPOSIT GUARANTEE INSURANCE SYSTEM

Through Law No. 24,485 and Decree No. 540/95 the Deposit Guarantee Insurance System was created with the purpose of covering the risk of bank deposits in addition to the system of privileges and protection set forth by the Financing institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. At present, such limits amounts to 450, as set through Communication “A” 5943, which will enter in force as from May, 2016.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the bank, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank (BCRA) on the basis of the daily survey carried out by that agency. Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund” (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to the fund.

17.       RESTRICTED ASSETS

As of September 30, 2018 and December 31, 2017 and January 1, 2017, Grupo Supervielle’s following assets are restricted:

Item	09/30/2018	12/31/2017	01/01/2017
Loans
Loans under Financial Guarantee	—	28,075	178,862
	—	28,075	178,862

Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	1,132,573	855,261	535,351
Others included in debtors’ classification regulations	—	—	620
	1,132,573	855,261	535,971

Miscellaneous Receivables
Trust guarantee deposits	11,589	15,057	7,893
Guarantee deposits for Forward Exchange Operations	1,016,445	245,550	114,820
Guarantee deposits for credit cards	226,956	161,079	135,297
Other guarantee deposits (*)	157,145	26,295	21,316
Guarantee deposits for pass transactions	—	—	59,014
	1,412,135	447,981	338,340

(*)As of September 30, 2018, December 31, 2017 and January 1, 2017, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. –in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of $1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

18.       FINANCIAL TRUSTS

Below is a detail of the financial trust where Banco Supervielle S.A acts as a trustee or as a settler:

As Trustee:

Below is a detail of the financial trust:

Banex Créditos IV Financial Trust

Trustee: Banco Supervielle

-Supervielle Global Trust Asset Backed Securities Program.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
BANEX IV	03/19/2004	$ 30,012	VDFA VN$ 21,000 Mat: 01/20/05	VDFB VN$ 6,000 Mat: 04/20/05	CP VN$ 3,000 Mat.: 04/20/07	In liquidation

Guarantee Management Trusts

Trustee: Banco Supervielle.

Fideicomiso	Fecha Firma Contrato	Vencimiento de la Obligación Principal	Monto de Capital Original	Saldo de Capital	Beneficiarios	Fiduciantes
Credimas	01/11/2013	12/26/2018	16,000	4,616	Banco Supervielle S.A.	Credimas S.A.
		01/24/2019	7,000	4,867
Administration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	12/09/2020, or until the termination of payment obligations (the “Extinction date”).	—	—

DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.)

and the suppliers of works, goods and services included in the Project.

						Interconexion Electrica Rodeo S.A.

In addition, Banco Supervielle S.A. Acts as trustee in the following trusts:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of September 30,2018, mainly originating from the exclusion of assets, amount to 18,462 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 507. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired; therefore, Banco Supervielle S.A. has delivered all documentation related to the liquidation and has requested the final deregistration, before Dirección General de Rentas, from the turnover tax and as seals and turnover collection agent. Said entity has responded positively to the aforementioned request. Likewise, the final deregistration has been requested before A.F.I.P. AS of these statements, no final deregistration certificate has been issued by said entity.

As Settler

Publicly offered and listed financial trusts as of September 30, 2018 and December 31, 2017:

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity
Serie 95	06/30/2017	$ 500,000	VDF	CP
			VN$ 450,000	VN$ 50,000
Series 96	09/19/2017	$ 236,867	VDF	CP
			VN$ 220,285	VN$ 16,581
Serie 97	03/27/2017	$ 750,000	VDF VN$ 712,500	CP VN$ 37,500

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Cordial Compañía Financiera Crédito Financial Trust

On September, 2018, the financial trusts CCF Credits were repurchased and liquidated, and no financial trust of these series is effective as of September 30, 2018.

Financial Trust Micro Lending S.A.U.

See note 1.4

19.       COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the fiscal years 2012, 2013, 2014, 2015, 2016 and the elapsed until December 31,2017, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

20.       ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000 (one thousand million pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized. As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one thousand million pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

As of September 30, 2018 and December 31, 2017 and January 1, 2017, Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity date	09/30/2018	12/31/2017	01/01/2017
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	24,750	25,598	25,464
XX	07/28/2015		$129,500	Mixta: Fija 27,5% hasta el 6to mes y BADLAR + 4,5% hasta el vencimiento,	01/28/2017	—	—	135,239
Total						24,750	25,598	160,703

As of the issuance of these Financial Statements, class XX has been fully amortized.

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

Banco Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 passed the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution No. 18,608 on April 12, 2017.

Global Program for the Issuance of Medium-Term Securities for up to V/N US $ 800,000,000

On September 22, 2016, the Shareholders’ meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of USD 800,000,000 (United State dollars eight hundred million). The Program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

On March 6, 2018, the Shareholders’ meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of USD 2,300,000,000 (United States dollars two thousand and three hundred million). The Program was authorized by the National Securities Commission through Resolution No. 19,470 dated April 16, 2018.

The following describes issuances in force as of September 30, 2018, December 31, 2017 and January 1, 2017:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								09/30/2018	12/31/2017	01/01/2017
11/20/15	$	V	340,100	100% at mat,	18 Months	05/20/2017	Floating Badlar of Private Banks + 4,50%	—	—	349,461
10/12/16	$	VI	422,000	100% at mat,	24 Months	10/12/2018	Floating Badlar of Private Banks + 3,50%	454,790	445,673	443,574
11/17/16	$	VII	269,100	100% at mat,	12 Months	11/17/2017	Floating Badlar of Private Banks + 3,50%	—	—	276,816
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-020	42 Months	08/09/2020	Floating Badlar of Private Banks + 4,50%, with a minimum 18% nominal annual	4,401,202	4,914,856	—
12/22/17	$	B	629,000	100% at mat,	24 Months	12/22/2019	Floating TM20 + 3,25%	598,342	630,312	—
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%,	48 Months	12/22/2021	Floating Badlar + 4,25%	665,036	661,079	—
02/14/18	$	D	748,889	100% at mat,	18 Months	08/14/2019	Floating Badlar of Private Banks + 3,5%	759,183	—	—
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60 Months	02/14/2023	Floating Badlar of Private Banks + 4,05%	1,664,370	—	—
							Total	8,542,923	6,651,920	1,069,851

On September 18, 2018 the total outstanding amount of the Class A Negotiable Obligations was reduced by a nominal value in pesos of $ 618,030,000 (six hundred and eighteen million, thirty thousand). The new total amount of circulation in pesos is $ 4,150,140,000 ( four thousand one hundred fifty million one hundred forty thousand).

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Subordinated Negotiable Obligations

Program for the issuance of Negotiable Obligations for up to nominal value $ 750,000,000 (increased to nominal value $ 2,000,000,000)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders’ meeting passed the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of September 30, 2018 and December 31, 2017:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								09/30/2018	12/31/2017	01/31/2017
11/11/2010	U$S	I	50,000	100% at mat.	84 Months	11/11/2017	11,375%	—	—	800,674
08/20/2013	U$S	III	22,500	100% at mat.	84 Months	08/20/20	7%	926,460	431,701	363,623
11/18/2014	U$S	IV	13,441	100% at mat.	84 Months	11/18/21	7%	563,786	254,172	214,461
Total								1,490,246	685,873	1,378,758

On August 6, 2018, the Board of Directors decided to request the CNV to register the Bank as a frequent issuer of negotiable obligations, and the subsequent authorization of the public offering to issue negotiable obligations under the aforementioned regime, under the terms established in Resolution and complying with the sending of all the documentation for such purposes.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 passed the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution No. 18,608 on April 12, 2017.

The following describes issuances in force as of September 30, 2018, December 31, 2017 and January 1, 2017:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	09/30/2018	12/31/2017	01/01/2017
Class IX	10/06/2015	04/06/2017	88,750	Floating rate 5,95% + BADLAR	—	—	94,484
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5,50% + BADLAR	—	—	205,065
Class XI	10/25/2016	04/24/2018	200,000	Variable TNA 3,57% + BADLAR	—	209,782	209,967
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24,90%	—	—	155,899
Class XIII	12/23/2016	06/23/2018	151,429	Variable TNA 4,00% + BADLAR	—	152,451	153,105
Class XIV	05/11/2017	05/11/2019	440,000	Variable TNA 3,50% + BADLAR	450,862	576,146	—
Class XV	08/24/2017	02/23/2019	413,500	Variable TNA 3,75% + BADLAR	432,360	423,453	—
Class XVI	11/22/2017	11/21/2019	510,500	Variable TNA 4,25% + TM20	534,051	549,620	—
Total					1,417,272	1,911,452	818,520

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

On August 22, 2018 and September 13, 2018, VN $ 15,000,000 and VN $ 10,000,000, respectively, corresponding to the Class XVI ON were repurchased.

On September 4, 2018, September 19, 2018 and September 21, 2018, VN $ 20,000,000, VN $ 60,000,000 and VN $ 38,000,000, respectively, corresponding to Class XIV ON were repurchased.

As of September 30, 2018, Banco Supervielle S.A. It maintained in its own portfolio Class XIV Negotiable Obligations, issued by Cordial Compañía Financiera, for an amount of 19,530.

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following describes issuances in force as of September 30, 2018:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	09/30/2018
Clase II	08/16/2016	08/16/2019	60,000	Variable TNA 5,00% + BADLAR	26,670
Clase III	10/04/2017	10/04/2020	35,000	Variable TNA 7,0% + BADLAR	35,000
Total					61,670

21.       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Law on Financial Institutions; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

22.       CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the agreement in February 2017.

On May 23, 2018, the Municipality of the city of San Luis appointed Banco Supervielle (the “Bank”) as a financial agent for a period of 2 years, with automatic renewal for an additional 2 years, beginning with the first payment of salaries on June 29 of the current year. With this designation, the Bank became the financial agent of all the municipalities of the Province.

On June 7, 2018, the Province ratified the agreement signed with the Bank for a period of 12 months formalizing its role of exclusive payment agent that it has continued to exercise since more than 20 years ago.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

23.       POLICY OF RISK MANAGEMENT

Financial risk factors

Credit risk

The Integral Risk Committee passes credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Bank´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Bank´s Strategy related to the administration of credit risk; among them, the Bank´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Bank relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The entity´s credit risk administration policy is open to corporate and individual markets. To such ends, a customer segmentation has been defined for corporate banking, retail banking and finance.

The Group is focused on supporting companies that belong to potential sectors, and, rely on a successful background in their activities. Within the credit products range offered to the Corporate segment, the Bank aims at developing and keeping its leading position in the factoring and leasing market in addition to playing a reference role in international trade.

As for corporate banking, the Bank is aimed at relying on a sound proposal for the Small and Medium Size companies and Big Companies by building close ties with clients through attention centers, agreements with clients along with their value chain and the delivery of effective responses through existing credit processes.

As for individuals, retail banking is aimed at keeping its leading position in the retirement business and focusing on financing for consumption through its distribution networks, branches and centers for retirees’ attention.

In turn, the finance area is focused on trust businesses, asset allocation in the capital market through financial trusts and bonds, its own portfolio or third parties´, and the trading desk. Some of the existing products are: interbanking call, Repo operations, call corporate, Government Securities and currency policy instruments of the Central Bank, Consumption portfolio purchase, third parties´ financial trusts, swap negotiation (futures, swaps, etc.), among others.

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and negative situations. Therefore, the Entity relies on scoring and rating models with the purpose of estimating probability of default (PD) of the different client portfolios. As for risk appetite framework, the Entity relies on cut-offs for each segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Bank relies on estimates of default exposure (DE) parameters and losses upon default (LUD) with the purpose of estimating statistic provisions of the Group´s portfolio and the necessary economic capital in face of unexpected losses that may arise regarding credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, thus minimizing risk concentration. To such ends, loan granting and portfolio profile are adjusted to each different circumstance.

Credit Risk Measurement Models

The Entity relies on models aimed at estimating the distribution of potential losses in its credit portfolio, which depend on the realization of defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At the moment of Default) and the proportion of each defaulted loan the Bank can recover (LGD – Loss Generated by Default).

Based on the aforementioned, the Bank has kept on working on the development of methodologies that enable the calculation of the Risk-Adjusted Profitability (RAP).

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Statistic Provision Calculation

Practices for the calculation of statistic provisions are aimed at analyzing the Bank’s own portfolio information thus calculating, in global terms, the average value of the loss distribution function over an annual term (expected loss). The related expected loss results from the results produced by PD, EAD, and LGD estimations.

Economic Capital Calculation

The economic capital for Credit Risk accounts for the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99,9% and for companies of 99%) and the expected losses.

The Bank relies on Economic Capital models for Credit Risk (one for individuals and another for companies). Such quantitative models include the exacerbation of Capital by Concentration Risk, as well as that of Securitization Risk. The holding period utilized in economic capital calculation models for this risk is a year, except from exposures related to factoring, in which case the holding period is six month.

Counterparties’ Risk Administration

The Group relies on a Counterparty’s Risk Map where the following is defined for each counterparty according to the Bank’s risk appetite: credit exposure and settlement limits, settlement risk in Exchanges, Securities, Repo Operation, among other issues the Bank passes through the Credit Committee while defining an action framework for Finances.

As for the Economic Capital for the Counterparty’s Risk, it is included in the Credit Risk Economic Capital Quantitative Model.

Impairment of Financial Instruments

The Group holds provisions on loans in accordance with the type of loan portfolio through the individual assessment of each client classified as “Commercial Portfolio” or “Consumer Portfolio” and a massive assessment based on delinquency days for those clients classified as “Consumer Portfolio”. See Note 1.12, provisioning criteria utilized.

Withdrawn loans

Those loans classified as non-performing loans over 7 months are withdrawn from assets and recognizing such loans off balance sheet.

Market risk

Banco Supervielle defines Market Risk as the risk resulting from deviations that take place in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in the Bank´s shareholders ‘equity value is assumed, both at a consolidated and separate level, in each company with which consolidation occurs as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, asset value of floating rate and options), as well as liquidity risk in the different products and markets where the Bank operates.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure in virtue of the management and control schemes, Banco Supervielle utilizes the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market situations, within a certain period of time and at a pre-established reliability level. Resulting indicators enable the Bank to detect the level as from which a potential market risk is identified to take all relevant preventive measures as the case may be.

Approved strategies and policies are contained in the so-called Risk Map instrument, which thoroughly describes authorized operations to be carried out by the Trading Desk while defining authorized officers to pass such operations. Such document specifies the maximum term of operations, maximum amounts of position per product and maximum loss amounts involved (“stop loss”).

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Economic Capital Calculation

Banco Supervielle utilizes Parametric VaR methodology for the calculation of market economic capital risk, both at a consolidated and individual level, in each regulated entity included in this consolidation.

Interest Rate Risk

The Entity defines Interest Rate Risk as the risk that stems from the likelihood of changes in the Bank’s financial condition as a result of market interest rate fluctuations, having effect on the entity’s financial incomes as well as their economic value. The following are such risk factors:

✓	Different maturity terms and interest rate re-adjustment dates for assets, liabilities and holdings off balance sheet.
✓	Local rate, foreign rate and CER in virtue of their forecast, evolution and volatility.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities rates for instruments that contain similar revaluation features;
✓	Implicit options in certain assets, liabilities and items out of the Entity’s financial statement scope.

The Group implements the interest rate risk administration model, also known as financial statement structural risk, by including the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest risk concentration along the different terms.

The administration of the balance sheet interest rate is aimed at keeping the Bank´s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

To such ends, the interest rate risk administration relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The Bank utilizes this approach to calculate the economic capital for this risk.

✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

Economic Capital Calculation

The Group calculates its Interest Rate Risk economic capital following MVE-EaR approach, utilizing a three-month holding period and a 99% confidence level. This quantitative model includes the exacerbation of Capital by Securitization Risk.

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Entity’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk that results from the impossibility of relying on funds at normal market cost when needed, grounded on the market’s perception for the Entity.
✓	Market Liquidity Risk means the risk resulting from the Entity’s incapacity to off-set a position at market price in one or several assets for the raising of funds, as a consequence of the following two key factors:

●	Assets are not liquid enough; that is, do not rely on the necessary secondary market.
●	Changes that may take place in those markets where it lists.

Indicators of liquidity and concentration of funding sources enable the quantification of tolerance to this risk, starting from the most acid and restrictive definitions of liquidity concept to the most comprehensive ones that include distinctive features of the Group’s business model.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The Following are the main core metrics utilized for the liquidity risk administration:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Banco Supervielle estimates this indicator on a daily basis, having met the minimum forecasted value in 2017.

✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed at limiting funding dependence of more unstable sources in illiquid scenarios, either idiosyncrasy or systemic.

In addition, the administration is complemented with the daily monitoring of a series of follow-up metrics within the framework of the Assets and Liabilities Committee. Such indicators are aimed at disaggregating the main components of LCR, thus offering a liquidity situation evaluation for the Bank and warning upon trend changes that may put those guidelines set by the risk appetite policy at stake.

Finally, suitable controls over intraday liquidity and the compliance of minimum cash regulations account for the remaining pillars on which the Bank´s liquidity policy stands.

Liquidity risk administration is featured by a strict daily follow-up of liquidity coverage ratio (LCR), ensuring a suitable forecast of funding and free-availability liquid assets needs with the purpose of maintaining LCR within levels set by the risk appetite policy. As from 2018, the follow-up on the normal stable funding ration (NSFR) is included in accordance with provisions set by the Argentine Central Bank and Basle III criteria guidelines.

Economic Capital Calculation

The Entity relies on the following elements that ensure the suitable administration of this type of risk:

✓	Broad liquidity indicator switchboard, by means of which a wide range of liquidity levels is monitored. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a fortnight basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

✓	Indicators that measure the concentration of funding sources, specifying the Bank’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports of the Bank, by counterparty, product and significant currency. The accuracy of the information required for the drawing-up of such reports contributed with the improvement of MIS (Management Information System) of risks.

✓	The definition of the liquidity coverage ratio itself assumes the evaluation of the Bank´s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping the Bank´s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of strong deposit outflow and its impact on the minimum cash position and LCR.

✓	As for contingency plans, the Bank follows a policy that ensures the application of guidelines in stress trials exercises, as well as situations of threshold and/or limit violation according to the decision taken by ALCO Committee and the validation of the Integral Risk Committee.

The Risk administration scheme described herein enables the justification of a suitable liquidity situation; therefore, the Bank considers the economic capital estimation unnecessary to cover such risk, as long as the Bank’s solvency should not be affected once the stress trial contingency plan measures have been implemented.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

24.	FACILITATION PROGRAM FOR FINANCING FOR FOREIGN TRADE

Bank Supervielle S.A. keeps active the following agreements: 1) The Foreign Trade Financing Facilitation Program of the Inter-American Development Bank (IDB), whose line amounts to USD 20,000,000 (USD 20 million) and 2) the Global Trade Finance Program of the International Finance Corporation (IFC), whose line amounts to USD 30,000,000 (thirty million US dollars).

The Bank implemented a two-parts loan with BID totaling USD 133,500,000. The payments were as follows: part A for USD 40 million in December 2017 (USD 35 million for a 3-year term and USD 5 million for a 5-year term) and part B for USD 93.5 million for June 2018 to a term of two and a half years.

It should be noted that this agreement is subject to compliance with certain financial covenants, certain obligations to do and not to do, as well as certain information requirements.

As of the date of these financial statements, the entity is in compliance with the mentioned obligations.

25.	ADQUISITION OF MICRO LENDING S.A.U., INVERTIRONLINE S.A. AND INVERTIRONLINE.COM ARGENTINA S.A.

On May 2, 2018, the acquisition of 100% of the stock of Micro Lending S.A.U. (MILA) for a total price of US $ 24,2 million composed of US $ 20,0 million paid at the date of acquisition, plus liabilities assumed for an estimated value of US $ 4,2 million. MILA specializes in the financing of pledge credits, particularly used cars.

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value at 04/30/2018
Assets
Cash and banks deposits	2,108
Loans and other financing	1,039,217
Other assets	103,503
Property, plant and equipment	973
Intangible assets	244
Total Assets	1,146,045
Liabilities
Other financial liabilities and financing received	1,088,811
Miscellaneous obligations	37,968
Provisions	119
Total Liabilities	1,126,898
Shareholder’s Equity	19,147
Total Liabilities and Shareholder’s Equity	1,146,045

On May 24, 2018, the acquisition of 100% of the share capital of the online platform InvertirOnline (“IOL”) was completed, through the purchase of 100% of the share capital of both InvertirOnline S.A. as of InvertirOnline.com Argentina S.A. for a total price of US $ 43,2 million, composed of US $ 36,5 million paid at the date of acquisition plus liabilities assumed for an estimated value of US $ 6,7 million. InvertirOnline is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country.

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Fair Value at 06/30/2018
Assets
Cash and banks deposits	481,968
Government securities	79,642
Loans and other financing	32,564
Property, plant and equipment	714
Other assets	7,898
Total Assets	602,786
Liabilities
Other financial liabilities and financing received	450,218
Other Liabilities	50,712
Total Liabilities	500,930
Shareholder’s Equity	101,856
Total Liabilities and Shareholder’s Equity	602,786

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

26.	DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN RESULTS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

Item	Code	HOLDING					POSITION
		Fair value	Level of fair value	Book balance 09/30/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bills U$S – 364 days - Maturity 01/11/2019	5248	—	1	913,732	—	—	913,732	—	913,732
Argentine Sovereign Bonds U$S 8,75% - Maturity 2024	5458	—	1	103,328	53,571	—	103,328	—	103,328
Treasury Bills U$S – 364 days – Maturity 04/12/2019	5254	—	1	94,693	—	—	94,693	—	94,693
Treasury Bills $ - 105 days – Maturity 11/30/2018	5259	—	2	30,943	—	—	30,943	—	30,943
Treasury Bills $ - 132 days – Maturity 01/31/2019	5265	—	1	28,949	—	—	28,949	—	28,949
Argentine Sovereign Bonds U$S 8% Bonar 2020	5468	—	1	28,312	49,634	—	28,312	—	28,312
Argentine Discount Bonds U$S 8,28% - 2033	45700	—	2	24,376	28	—	24,376	—	24,376
Argentine Sovereign Bonds U$S 7,125% Maturity 06/28/2018	92708	—	1	16,599	—	—	16,599	—	16,599
Argentine Sovereign Bonds in pesos – 105 days - Maturity 12/28/2018	5264	—	1	10,185	—	—	10,185	—	10,185
Treasury Argentine Sovereign Bonds 2,5% $ - Maturity 07/22/2021	5315	—	2	8,080	—	—	8,080	—	8,080
Others				232,775	1,376,691	114,129	232,778	—	232,778

Central Bank Bills
Liquidity Central Bank Bills Mat.10/03/18	80010	—	1	4,484,030	—	—	4,484,030	—	4,484,030
Liquidity Central Bank Bills Mat.10/01/18	80009	—	2	4,000,000	—	—	4,000,000	—	4,000,000
Liquidity Central Bank Bills Mat.10/05/18	80008	—	2	2,978,781	—	—	2,978,781	—	2,978,781
Central Bank Bills in pesos Mat. 11/21/2018 273 days	46832	—	1	459,796	—	—	1,384,696	—	1,384,696
Central Bank Bills in pesos Mat. 10/17/2018 273 days	46831	—	1	286,438	—	—	1,260,588	—	1,260,588
Central Bank Bills in pesos Mat. 01/17/2018 273 days	46821	—	1	—	8,239,837	—	—	—	—
Central Bank Bills in pesos Mat. 07/18/2018 273 days	46828	—	1	—	166,047	—	—	—	—
Central Bank Bills in pesos Mat. 06/21/2018 274 days	46827	—	1	—	208,748	—	—	—	—
Central Bank Bills in pesos Mat. 05/16/2018 273 days	46825	—	—	—	122,999	—	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	Code	HOLDING					POSITION
		Fair value	Level of fair value	Book balance 09/30/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
Central Bank Bills in pesos Mat. 02/21/2018 280 days	46822	—	—	—	800,578	—	—	—	—
Others	—	—	—	26,054	333,426	308,963	26,054		26,054

Corporate Securities
ON YPF S.A. Class 41 Mat. 09/24/20 $ Esc	50879	—	2	29,485	51,038	—	29,485	—	29,485
ON Galicia Bank os Buenos Aires 5 S2 Mat. 4/26/21 $CG	53478	—	1	24,625	—	—	24,625	—	24,625
VDF Credimas 33 Class A $ C.G.	53685	—	2	3,173	—	—	3,173	—	3,173
ON QUICKFOOD CL. 9 Mat. 11/24/22 $ C.G.	51047	—	2	1,446	1,689	1,616	1,446	—	1,446
T.D.Pcia.Bs.As. Bank Class.3 Mat.10/19/18 $ CG	32889	—	2	1,077	—	—	1,077	—	1,077
ON YPF SA Reg. 2 Class.28 8,75% Mat.04/04/2024	91841	—	1	959	—	—	959	—	959
ON SANTANDER BANK Class XIX Mat 03/30/2020	—	—	—	12,731	—	—	12,731	—	12,731
Total Debt Securities at Fair value through profit or loss	—	—	—	13,800,567	11,404,286	424,708	15,699,620	—	15,699,620

OTHER DEBT SECURITIES
Rated at fair value through other comprehensive income
Argentina
Treasury Bills U$S Mat. 03/20/2017	5199	—	—	—	—	811,195	—	—	—

Central Bank Bills
Central Bank Bills in pesos Mat. 01/18/2017 203 days	46796	—	—	—	—	21,710	—	—	—
Central Bank Bills in pesos Mat. 01/25/2017 203 days	46799	—	—	—	—	98,233	—	—	—
Central Bank Bills in pesos Mat. 01/04/2017 203 days	46790	—	—	—	—	99,865	—	—	—
Central Bank Bills in pesos Mat. 01/11/2017 203 days	46793	—	—	—	—	49,697	—	—	—
Central Bank Bills in pesos Mat. 05/17/2017 252 days	46810	—	—	—	—	45,947	—	—	—
Central Bank Bills in pesos Mat. 07/19/2017 287 days	46814	—	—	—	—	43,928	—	—	—
Central Bank Bills in pesos Mat. 09/20/2017 287 days	46817	—	—	—	—	42,689	—	—	—
Central Bank Bills in pesos Mat. 10/17/2018 273 days	—	—	—	87,366	—	—	87,366	—	87,366

Corporate Securities

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	Code	HOLDING					POSITION
		Fair value	Level of fair value	Book balance 09/30/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
ON PREAR PRETEN.ARG.1 S1 Mat. 5/31/17	51537	—	—	—	—	4,903	—	—	—
BMAC2 MACRO SECREG 8,50% Mat 02/01/17	44815	—	—	—	—	10,918	—	—	—
ONY13 ON TARJ NARANJA Mat 01/28/17	91759	—	—	—	—	545	—	—	—
VD FF SUPERVIELLE CREDITOS 88 “A” $ CG	50649	—	—	—	—	7,560	—	—	—
SP89A VDFF SUPERVIELLE CREDITOS 89 $ CG	50829	—	—	—	—	19,288	—	—	—
VD FF SUPERVIELLE CREDITOS 90 $ C.G.	50958	—	—	—	—	13,426	—	—	—
SP91A VD FF SUPERVIELLE CREDITOS 91 $ CG	51064	—	—	—	—	24,765	—	—	—
FF Credimas 29 Lote 1	—	—	—	—	—	31,257	—	—	—
Others	—	—	—	32	32	9,264	32	—	32

Measured at amortized cost
Argentine
Government Securities
Treasury Argentine Sovereign Bonds TF Maturity 11/21/2020	5330	3,093,779	—	3,093,779	—	—	3,093,779	—	3,093,779
Treasury Bills U$S 203 days Mat. 03/15/2019	5261	998,636	—	998,636	—	—	998,636	—	998,636
Treasury Bills U$S Mat. 01/26/2018	5224	—	—	—	120,857	—	—	—	—
Treasury Bills U$S Mat. 04/27/2018	5216	—	—	—	44,834	—	—	—	—
Treasury Bills U$S Mat. 04/13/2018	5211	—	—	—	28,848	—	—	—	—
Treasury Bills $ Mat. 11/30/2018	—	—	—	15,056	—	—	15,056		15,056
Treasury Bills $ Mat.01/31/2019	—	—	—	1,521,201	—	—	1,521,201		1,521,201

Central Bank Bills
Central Bank Bills in pesos Mat. 01/18/2017 203 days	46796	—	—	—	—	260,721	—	—	—
Central Bank Bills in pesos Mat. 01/25/2017 203 days	46799	—	—	—	—	143,392	—	—	—
Central Bank Bills in pesos Mat. 01/04/2017 203 days	46790	—	—	—	—	11,172	—	—	—
Central Bank Bills in pesos Mat. 02/15/2017 252 days	46786	—	—	—	—	91,269	—	—	—
Central Bank Bills in pesos Mat. 02/01/2017 251 days	46773	—	—	—	—	82,737	—	—	—
Central Bank Bills in pesos Mat. 01/11/2017 203 days	46793	—	—	—	—	30,160	—	—	—
Central Bank Bills in pesos Mat. 01/11/2017 252 days	46760	—	—	—	—	40,746	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	Code	HOLDING					POSITION
		Fair value	Level of fair value	Book balance 09/30/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
Central Bank Bills in pesos Mat. 04/12/2017 252 days	46805	—	—	—	—	14,197	—	—	—
Others	—	—	—	—	98,860	51,701	—	—	—

Corporate Securities
FF UNICRED CH VI TF	80002	29,186	—	29,186		—	29,186	—	29,186
FF MEROLI ELECTRO II LOT 1 TV	80001	12,936	—	12,936		—	12,936	—	12,936
ON PREAR S.2 V. 02/15/19 $ ESC	52730	2,587	—	2,587	2,486	—	2,587	—	2,587
VD FF MBT 1 CLASE A	35692	1,928	—	1,928	1,776	2,473	1,928	—	1,928
ON PYME CATALINAS COOP. 1 V.9/19/18 $ CG	52827	—	—	—	1,010	—	—	—	—
CREDIMAS 32	80004	—	—	—	53,123	—	—	—	—
OCOX6-ON SOC COM DEL PLATA	6259	—	—	—	9	—	—	—	—
ON IND MET PERSCARMONA CL 12 U$S ESC	39201	—	—	—	90	90	—	—	—
PRODUCTOS DE AGUA S.A.	80003	—	—	—	41	—	—	—	—
DEBT CONSOLIDATION BONDS 2015 - PMG18 - Mendoza	—	—	—	—	3,003
Others	—	—	—	85,387	4,228		85,387		85,387
Total Other Debt Securities	—	—	—	5,848,094	359,197	2,063,848	5,848,094	—	5,848,094

EQUITY INSTRUMENTS
Measured at fair value with changes in results
Argentina
YPF SA	710		1	32	8,276	—	32	—	32
Central Puerto S.A. Ord. 1 voto Esc	322		1	25	—	—	25	—	25
Grupo Financiero Galicia SA	534		1	18	—	—	18	—	18
Bolsas y Mercados Arg. $ Ord. (BYMA)	30038		1	4	—	—	4	—	4
Loma Negra S.A.	30043		1	—	23,517	—	—	—	—
Tenaris SA	40115		1	—	2,255	—	—	—	—
Pampa Energía S.A.	457		1	—	3,953	—	—	—	—
Siderar SAIC	839			—	—	1,893	—	—
Inversora Eléctrica Bs As Clase C pesos Escriturales	30016			—	—	2	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	Code	HOLDING					POSITION
		Fair value	Level of fair value	Book balance 09/30/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position

Measured at fair value through other comprehensive income
Others	—	—	—	8,299	7,918	734	8,299	—	8,299

Total equity instruments	—	—	—	8,378	45,919	2,629	8,378	—	8,378
Total	—	—	—	19,657,039	11,809,402	2,491,185	21,556,092	—	21,556,092

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

27. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	At 09/30/2018	At 09/30/2018 (per currency)				At 12/31/2017	At 01/01/2017
			Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	15,743,541	15,743,541	15,043,214	523,811	5,115	171,401	6,090,715	3,705,165
Government and corporate securities at fair value with changes in results	1,182,495	1,182,495	1,182,495	—	—		1,163,624	65,700
Derivatives	15,531	15,531	15,531	—	—	—	1,860	924
Other financial assets	741,674	741,674	741,623	51	—	—	339,241	90,230
Loans and other financing	24,967,016	24,967,016	24,960,093	6,457	—	466	12,692,269	5,599,472
Other Debt Securities	998,701	998,701	998,701	—	—	—	492,801	822,750
Financial assets in guarantee	1,081,959	1,081,959	1,081,959	—	—	—	274,142	25,218
Investments in subsidiaries, associates and joint ventures	—	—	—	—	—	—	1	—
Other non-financial assets	252,672	252,672	252,504	168	—	—	69,748	2,008
TOTAL ASSETS	44,983,589	44,983,589	44,276,120	530,487	5,115	171,867	21,124,401	10,311,467

LIABILITIES
Deposits	32,253,208	32,253,208	31,830,159	423,049	—	—	14,085,744	7,402,682
Non-financial public sector	8,427,259	8,427,259	8,427,195	64	—	—	3,818,804	796,053
Financial sector	11,640	11,640	11,640	—	—	—	—	—
Non-financial private sector and foreign residents	23,814,309	23,814,309	23,391,324	422,985	—	—	10,266,940	6,606,629
Other financial liabilities	1,868,140	1,868,140	1,810,030	58,110	—	—	384,532	480,092
Financing received from the Argentine Central Bank and other financial entities	9,162,239	9,162,239	9,160,871	1,368	—	—	2,826,861	670,560
Subordinated negotiable obligations	1,490,246	1,490,246	1,490,246	—	—	—	685,873	1,378,757
Other non-financial liabilities	568,507	568,507	568,507	—	—	—	103,840	36,035
TOTAL LIABILITIES	45,342,340	45,342,340	44,859,813	482,527	—	—	18,086,850	9,968,126

NET POSITION	(358,751)	(358,751)	(583,693)	47,960	5,115	171,867	3,037,551	343,341

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

28. LOANS AND OTHER FINANCING

	09/30/2018	12/31/2017
COMMERCIAL PORTFOLIO

Normal situation	44,267,259	29,890,895
-With “A” Preferred Collateral and Counter-guarantees	3,212,958	821,696
-With “B” Preferred Collateral and Counter-guarantees	7,536,829	5,951,952
- Without Preferred Collateral nor Counter-guarantees	33,517,472	23,117,247

Subject to special monitoring
- Under Observation	243,814	48,672
-With “A” Preferred Collateral and Counter-guarantees	60,015	19
-With “B” Preferred Collateral and Counter-guarantees	13,527	30,607
- Without Preferred Collateral nor Counter-guarantees	170,272	18,046

With problems	50,529	6,028
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	4,817	4,849
- Without Preferred Collateral nor Counter-guarantees	45,712	1,179

High risk of insolvency	286,146	49,195
-With “A” Preferred Collateral and Counter-guarantees	5,604	—
-With “B” Preferred Collateral and Counter-guarantees	35,142	14,902
- Without Preferred Collateral nor Counter-guarantees	245,400	34,293

Uncollectible	4,505	1,540
-With “A” Preferred Collateral and Counter-guarantees	379	—
-With “B” Preferred Collateral and Counter-guarantees	204	108
- Without Preferred Collateral nor Counter-guarantees	3,922	1,432

TOTAL COMMERCIAL PORTFOLIO	44,852,253	29,996,330

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	09/30/2018	12/31/2017
CONSUMER AND HOUSING PORTFOLIO

Normal situation	36,217,892	27,377,055
-With “A” Preferred Collateral and Counter-guarantees	337,235	373,863
-With “B” Preferred Collateral and Counter-guarantees	4,944,131	1,956,645
- Without Preferred Collateral nor Counter-guarantees	30,936,526	25,046,547

Low Risk	1,715,699	1,094,546
-With “A” Preferred Collateral and Counter-guarantees	36,122	20,616
-With “B” Preferred Collateral and Counter-guarantees	79,085	48,442
- Without Preferred Collateral nor Counter-guarantees	1,600,492	1,025,488

Medium Risk	1,228,000	797,481
-With “A” Preferred Collateral and Counter-guarantees	4,170	3,877
-With “B” Preferred Collateral and Counter-guarantees	5,661	2,993
- Without Preferred Collateral nor Counter-guarantees	1,218,169	790,611

High Risk	1,433,192	818,724
-With “A” Preferred Collateral and Counter-guarantees	2,807	8,274
-With “B” Preferred Collateral and Counter-guarantees	7,539	483
- Without Preferred Collateral nor Counter-guarantees	1,422,846	809,967

Uncollectible	143,162	34,740
-With “A” Preferred Collateral and Counter-guarantees	186	—
-With “B” Preferred Collateral and Counter-guarantees	124	666
- Without Preferred Collateral nor Counter-guarantees	142,852	34,074

Uncollectible classified as such under regulatory requirements	2,393	1,570
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	2,393	1,570

TOTAL CONSUMER AND HOUSING PORTFOLIO	40,740,338	30,124,116
TOTAL GENERAL	85,592,591	60,120,446

The above note includes the classification of loans using the classification system of the Argentine Central Bank in effect at year-end. Guarantees granted are not included in this schedule.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

29. ALLOWANCES

Below is the balance of allowances as of September 30, 2018, December 31, 2017 and January 1, 2017:

Concepts	Balance at the beginning of fiscal year	Increases	Write-offs and reversals	Balance at 09/30/2018	Balance at 31/12/2017	Balance at 31/12/2016
Other financial assets	257	284	—	541	257	2,473
Loans and other financing
To other financial entities	22,227	18,151	—	40,378	22,227	18,374
To the Non-Financial Private Sector and Foreign residents
Overdrafts	64,982	59,872	(20,233)	104,621	64,982	28,863
Promissory notes	107,320	127,474	(39,583)	195,211	107,320	74,265
Mortgage loans	14,598	29,631	—	44,229	14,598	2,203
Automobile and other secured loans	3,475	59,708	54,228	117,411	3,475	993
Personal loans	937,853	1,264,087	(1,185,043)	1,016,897	937,853	523,517
Credit cards loans	236,926	686,328	(283,234)	640,020	236,926	125,117
Receivables from financial leases	25,356	28,879	(8,512)	45,723	25,356	15,254
Others	281,229	563,466	(95,429)	749,266	281,229	197,294
Eventual commitments	3,984	—	—	3,984	3,984	2,347
TOTAL	1,698,207	2,837,880	(1,577,806)	2,958,281	1,698,207	990,700

30. ADDITIONAL INFORMATION FOR UNAUDITED INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

The following information has been prepared in accordance with the accounting framework set by the Argentine Central Bank in relation with fiscal year ended on December 31, 2017 and happens to be necessary for the understanding of these Interim Separate Condensed Financial Statements.

30.1 Cash and Deposits in Banks

Equivalents to cash are held for short term payment commitments rather than investments or similar operations. For a financial investment to be classified as cash equivalent, such investment must be easily converted into a certain cash amount and be subject to an insignificant risk of changes in its value. Therefore, such an investment will be equivalent to cash as long as it contains short term maturity dates, three months or less, to be calculated from the acquisition date. Interest in the capital of other entities will be excluded of cash equivalents.

Components of cash and cash equivalents are described as follows:

Item	12/31/2017
Cash and due from banks	11,097,803
Listed Bills and Notes of the Argentine Central Bank for the own portfolio	9,646,700
Mutual Funds	680,865
Cash and equivalents	21,425,368

In turn, the following includes reconciliations between balances of those items considered as cash equivalents in the Statement of Cash Flow and those included in the Financial Statements as of fiscal year closing:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Items	12/31/2017
Cash and Deposits in Banks
As per Statement of Financial Position	11,097,803
As per Statement of Cash Flows	11,097,803
Debt securities at fair value through profit or loss
As per Statement of Financial Position	11,404,286
Securities not considered as cash equivalents	(1,757,586)
As per Statement of Cash Flows	9,646,700
Mutual Funds
As per Statement of Financial Position – Other financial assets	1,702,708
Other assets	(1,021,843)
As per Statement of Cash Flow	680,865

30.2 Financial Instruments

As of fiscal year closing, the Group keeps the following financial instrument portfolios:

Instrument portfolio as of 12/31/2017	Fair value - Results	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	11,404,286	—	—	11,404,286
- Derivatives	26,916	—	—	26,916
- Repo operations	—	3,349,822	—	3,349,822
- Other financial assets	1,031,989	670,719	—	1,702,708
- Loans and other financing	—	60,426,730	—	60,426,730
- Other debt securities		359,165	32	359,197
- Financial assets delivered as guarantee	1,182,220	119,017	—	1,301,237
- Investments in Equity Instruments	38,001	—	7,918	45,919
Total Assets	13,683,412	64,925,453	7,950	78,616,815
Liabilities
- Other financial liabilities	2,672,833	1,227,041	—	3,899,874
- Financing received from the Argentine Central Bank and other financial entities	50,105	3,474,162	—	3,524,267
- Negotiable obligations issued		8,588,970	—	8,588,970
- Subordinated negotiable obligations	—	685,873	—	685,873
Total Liabilities	2,722,938	13,976,046	—	16,698,984

30.2.1 Fair Values

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

The Group´s financial instruments measured at fair value as of fiscal year closing are described as follows:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Instrument portfolio as of 12/31/2017	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	10,911,616	492,670	—
- Derivatives	26,916	—	—
- Other financial assets	1,031,989	—	—
- Other debt securities	32	—	—
- Financial assets delivered as guarantee	1,182,220	—	—
- Investments in Equity Instruments	38,001	7,918	—
Total Assets	13,190,774	500,588	—
Liabilities
- Other financial liabilities	2,672,833	—
- Financing received from the Argentine Central Bank and other financial entities	50,105	—	—
Total Liabilities	2,722,938	—	—

The Group´s policy is aimed at the recognition of transfers among the levels of Fair Values only as of fiscal year closing dates, thus avoiding changes regarding financial instruments held in portfolio as of December 31, 2017.

Fair Value level 1: The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date. The market prices utilized in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3, such as unlisted capital instruments.

30.2.2 Fair Value of Other Financial Instruments

The Group relies on financial instruments which are not valued at fair value. For most of such instruments, the fair value does not differ substantially from their residual value because the payable or receivable interest rate is similar to market rates, or, otherwise, it is a short-term instrument.

30.3 Withdrawal of Financial Assets

The portfolio transferred to financial trust as set out in Note 1.4 does not involve the withdrawal of such portfolios from the Group´s assets accounts. The Group has kept substantially all risks and benefits related to the portfolio in trust in accordance with section 3.2.4. (Withdrawal of assets account) of IFRS 9 “Financial Instruments”, thus recognizing the total securitized portfolios and debt acquired with the Trust Fund in its Financial Position Statement.

The following chart includes portfolio in trust balances and debt related to such portfolios:

12/31/2017
Total Assets in Trust	1,507,187
Assets related to Trust Portfolio	1,345,522
Liabilities related to	900,544

30.4 Repo operations

The Group holds repo operations, which enable cash sales of securities with the relevant effectiveness of its forward purchase operation, thus substantially keeping all risks and benefits related to instruments, while recognizing them

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

in its Financial Position Statement as of fiscal year closing as a result of not applying Section 3.4.2. (Withdrawal of Assets) of IFRS 9 “Financial Instruments”.

The following chart provides residual values of assets transferred in repo operations:

Type	Type of Contract	Maturity date	Term	Nominal Value	Closing value
I16Y8 Lebac Interna	Forward sale for repo transactions	01/02/2018	4	4,100,000,000	3,738,790
Total as of December 31, 2017				4,100,000,000	3,738,790

Prices of forward sale are valued in accordance with the quotation of securities at closing date; therefore, the difference between the effectiveness price and the closing price accounts for the accrued premium, in favor or against, as the case may be.

Equity Instruments

The following chart provides a description of equity instruments valued at Fair Value through profit a loss as of fiscal year closing:

	FV at 01/01/2017	Dividends of		Transfers to OCI	FV at 12/31/2017
		Instruments existing at closing	Withdrawn instruments
MAE	61	—	—	4,549	4,610
SEDESA	39	—	—	1,575	1,614
COELSA	54	—	—	865	919
PROVINCANJE	503	—	—	(232)	271
CUYO AVAL SGR	10	—	—	212	222
ARGENCONTROL	25	—	—	100	125
LOS GROBO SGR	—	—	—	68	68
IEBA SA	—	—	—	61	61
Other SGR	42	—	—	(14)	28
Total	734	—	—	7,184	7,918

30.5 Loans and other Financing

Provisions set by the Argentine Central Bank on the classification of debt are aimed at both providing guidelines to identify and classify the quality of assets and evaluating the real or potential risk of capital or interest losses to determine (taking into account guarantees) whether there are suitable provisions for such contingencies. The Group must classify its loan portfolio in two categories: (i) consumer loans or mortgage loans and (ii) commercial loans. Consumer or mortgage loans (including credit card financing), loans of up to 5,000,000 to Micro-Crdit Institutions and Micro-entrepreneurs, and other types of commercial loans of up to 5,000,000 with or without guarantee. Any other loan is considered as commercial loan. Consumer or Mortgage loans that exceed AR$5,000,000 and which repayment is tied to its productive or commercial activity evolution, are classified as commercial loans.

At the Group´s sole discretion, commercial loans of up to 5,000,000, with or without preferred guarantees, may be classified as consumption or mortgage loans, and will be treated under the said loans conditions. If a client holds both type of loans (commercial loans and consumer or mortgage loans), consumer or mortgage loans are included in the commercial portfolio to determine under which portfolio the must be classified depending of the amounts. In these cases, loans with preferred guarantees are recognized at the 50% of their nominal value.

Under this classification system, each client, as well as his/her outstanding debts, are included in a one out of six sub-categories. Debt classification criteria applied to consumer loan portfolios for are mainly based on objective factors related to the fulfilment of obligations on behalf of clients and their legal situation; whereas the key criterion to classify commercial loan portfolios is given by each client´s payment capacity based on their future cash flow.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

30.5.1 Classification of commercial loans

The main criterion utilized by the Group to evaluate a commercial loan is given by the borrower´s repayment capacity, which is measured by the future cash flow of such borrower. Pursuant to provisions issued by the Argentine Central Bank, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Debtors in virtue of whom there are no doubts regarding their capacity to honor their payment obligations.
With special follow-up under observation

Debtors whose delinquency does not exceed 90 days, among other criteria, though considered capable of serving any financial obligation are sensitive to changes that may affect their capacity to serve their debts upon the lack of due correcting measures.

Under special follow-up / under negotiation or with refinancing agreements

Includes clients who in face of their incapacity to serve their payment obligations under agreed-upon conditions, duly express, prior to 60 days to be counted as from the date on which such delinquency was recorded, their intention to refinance their debts. Upon failure to agree on such refinancing within 90days (if two lending entities were involved) or 180 calendar days (if more than two lending entities were involved) following the payment default date, the debtor shall be reclassified to the lower relevant category in accordance with indicators set for each level.

With problems

Debtors with difficulties to serve their financial obligations on a regular basis, and upon lack of correction produce losses for the bank or debtors under payment agreements resulting from judicial rulings or extrajudicial ratified agreements (including ratified extrajudicial pre-emptive agreements) to expire.

With high risk of insolvency

Debtors with high chances of financial obligation payment default or debtors who have requested a pre-emptive agreement, entered into an extrajudicial pre-emptive agreement that has not been ratified or have filed for chapter 11 and such filing has not been declared.

Irrecoverable

Loans classified as non-performing loans upon assessment (though there might be a possibility to collect such loans in the future). It is understood that the debtor will not serve his/her financial obligations with the financial entity. Loans to insolvent or under Chapter 11 debtors are included.

Irrecoverable under technical ruling	(a) A debtor has failed to serve his/her payment obligations over a period of more than 180 calendar days pursuant to the report issued by the Argentine Central Bank, including (1) financial entities liquidated by the Argentine Central Bank, (2) residual entities created as a result of the privatization of public financial entities, or in liquidation or privatization process, (3) financial entities whose license has been revoked by the Argentine Central Bank and are subject to judicial liquidation or bankruptcy procedures; and (4) trust funds where SEDESA is the beneficiary; or (b) certain types of foreign borrowers (including banks or other financial entities which are not subject to the supervision of the Argentine Central Bank or similar authority of the country where such entities are registered) who do not rely on the international classification “investment grade” to be issued by any risk rating agency recognized by the Argentine Central Bank.

30.5.2 Classification of consumer and mortgage loans

The main criterion utilized for the evaluation of consumer and mortgage loan portfolio is given by default terms.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Pursuant to provisions issued by the Argentine Central Bank, debtors are classified as follows:

Classification	Criteria
Normal situation	Upon due payment or delinquency not exceeding 31 days and upon current account overdrafts, delinquency of less than 61 days.
Low risk	Loans to clients who record from-time-to-time defaults in serving their obligations, falling behind payments over 31 to 90 days periods.
Medium risk	Loans that record delinquency over a period of more than 90 days but not exceeding 180 days.
High risk	Loans resulting a judicial collection process, or loans that bear delinquency of more than 180 days but not exceeding 365 days.
Irrecoverable	Loans to insolvent clients, under judicial process or bankruptcy, with no or few recovery or under delinquency of more than 365 days.
Irrecoverable under technical ruling	The same criteria as for commercial loans unrecoverable under technical ruling condition pursuant to provisions issued by the Argentine Central Bank.

30.5.3 Minimum uncollectibility risk provisions

The Argentine Central Bank has set the following minimum credit provisions for the credit portfolio and guarantees.

Category	With preferred guarantees	Without preferred guarantees
“Normal situation”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under bargaining process or with refinancing agreements”	6%	12%
“With problems” and “Medium risk”	12%	25%
“With high insolvency risk” and “High risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable under technical ruling”	100%	100%

Above mentioned percentages are applied over the base of total client´s obligations, considering both the capital and interests. Provisions for the normal portfolio are of a global nature; whereas, provisions for all other categories are of an individual recording nature. Likewise, provisions issued by the Argentine Central Bank set the cancellation of accruals or the set-up of provisions of the 100% of interests on clients classified as “With Problems and Medium Risk” or in lower quality categories.

However, financing covered with preferred “A” collaterals are provisioned at the 1% regardless of the client´s category.

Financial entities are entitled to recording uncolletibility provisions for amounts higher than those required by the Argentine Central Bank. In such cases, and without detriment of the existence of certain exemptions, the recording of a higher provision for a commercial loan, as long as the recorded provision amount remains in the following category of loan portfolios pursuant to provisions in force, shall automatically result in the debtor´s relevant recategorization.

30.5.4 Minimum frequency for classification review

Financial entities develop portfolio assessment procedures that enable the suitable analysis of the debtor´s economic and financial situation and a regular review of their situations regarding the objective and subjective conditions of any assumed risk. Such procedures shall be included in the so-called “Manual for Classification and Provision Procedures”, which shall be available at all times for the SEFyC for its review. The classification assessment must

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

be duly documented.

As for commercial loans, applicable provisions also require a minimum review frequency. Such review shall occur (i) quarterly for clients whose financing is equivalent to the 5,0% or higher of the ACR of the previous month as of period closing and (ii) on a six-month basis, for clients whose financing add (x) from time to time between the 1% -or the equivalent to 19,8 million, the lowest of both and (y) minus the 5,0% of the ACR of the financial entity regarding the previous month. As of second quarter closing, the integral review pursuant to section (i) and (ii) shall have reached at least the 50% of the total amount of such total commercial portfolio, and upon recording a lower percentage, it shall be completed through the addition of clients (in a decreasing order) whose total indebtedness happens to be lower than limits described in section (ii)(x) above.

Likewise, financial entities shall review the classification assigned to a debtor in certain situations:

- Modification in a negative way of the debtor’s classification in the “Central of Debtors of the Financial System” taking it to a degree lower than that of the Entity, by at least another entity whose credits represent at least 10% of the total reported in the financial system .

- Modification of some of the criterion classification objectives.

- When there is a discrepancy of more than one level between the classification given by the Entity and that granted by at least two other entities in categories lower than the assigned, whose joint debts represent at least 20% and are less than 40% of the total reported by all entities according to the latest information available in the “Central of debtors of the financial system”.

The reassessment will be immediate in the case of clients whose financing included equals or exceeds 1% of the CPR of the entity or of the financial trust assets, of the month prior to the presentation of any of the aforementioned circumstances or the equivalent of 19.8 million, of both the minor, and within three months with respect to the other clients included.

30.6 Obligations and financial lease

Our obligations under financial lease result mainly from rent payments. The Group is entitled to terminating such agreements at its sole discretion without bearing any significant cost. As of December 31, 2017, the maximum potential amount for future payments under financial lease amounted to 557,134.

The following chart includes the Group´s receivable lease maturities and current values as of December 31, 2017:

Receivable royalties	12/31/2017
Up to 1 year	1,358,464
More than a year up to two years	1,113,691
From two to three years	704,272
From three to five years	427,456
More than five years	6,022
Residual values	2,512,388

The balance of uncollectibility risk provisions related to financial lease amounts to 25,356 as of fiscal year closing.

30.7 Transfer of financial assets

When the Group carries out a transfer of financial assets under an agreement that meets all requirements to withdraw such assets but keeps the administration right in turn for a commission, assets or liabilities from the commission under such agreement are recognized.

Upon the withdrawal of a financial asset, the difference between the book value and the earning received is expensed against results.

(a)	Transfers that do not meet requirements for the withdrawal of transferred financial assets.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The following describes financial assets transferred by the Group still included in its consolidated Financial Statements:

	As of December 31, 2017
	Book value of assets	Book value of related liabilities
Consumer loans transferred to financial trust	1,345,522	900,544
Transferred portfolio with resource	570,803	570,803

(b)	Transfers of financial assets that meet financial assets withdrawal requirements as a whole.

The Group may sell certain opportunities, significant delinquent portfolios without resource for the buyer. IN these cases, the Group is held harmless of any substantial risk or benefit regarding the transferred portfolio, and therefore, such portfolio meets withdrawal requirements.

30.8 Investment in Structured Entities

Consolidated Structured Entities

The Group controls a structured entity when it holds rights over investments results and also has the capacity to affect results through the administration of the entity.

Structured entities are consolidated from the moment in which the Group holds control over such entities.

The Company evaluated the following aspects upon interest measurement:

-	Nature and object of the relation.

-	Effective relevant activities.

-	Influence of such activities.

-	The investor´s right to define conditions of relevant activities.

-	Whether the investor is exposed, or holds rights on variable profits of its interest in the structured entity.

-	The influence the Group may have on thee entity´s income.

Taking into account the aforementioned, structured entities have been consolidated.

As of December 31, 2017, the accounting value of such interest is as follows:

12/31/2017
Assets
Cash and due from banks	6,276
Debt securities	75,843
Other financial assets	50,866
Loans	1,345,522
Other assets	28,680
1,507,187
Liabilities and Shareholders’ equity
Trust debt securities	811,018
Participation certificate	606,643
Other liabilities	89,526
1,507,187

30.9 Property, plant and equipment

Changes in property, plant and equipment for fiscal years ended on December 31, 2017 are described as follows:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	Initial value at the beginning of fiscal year	Revaluation	Addition	Withdrawal	Depreciation			12/31/2017
		Increase			Accrued	Of the period	At closing
Measurement at cost
- Furniture and plant	109,057	—	18,945	(117)	(48,382)	(15,117)	(63,499)	64,386
- Machines and equipment	378,014	—	177,937	(7,124)	(208,986)	(88,476)	(297,462)	251,365
- Vehicles	33,266	—	12,748	(1,620)	(10,128)	(7,172)	(17,300)	27,094
- Good under financial lease	348	—	—	(333)	(15)	—	(15)	—
- Works in progress	22,266	—	271,111	(13,718)	—	—	—	279,659
Revaluation model		—
-Real state	548,730	83,191	—	(12,852)	(37,976)	(29,539)	(67,515)	551,554
TOTAL PROPERTY, PLANT AND EQUIPMENT	1,091,681	83,191	480,741	(35,764)	(305,487)	(140,304)	(445,791)	1,174,057

30.9.1 Revaluation of Property, plant and equipment

Upon each fiscal year closing, the Senior Management updates the valuation of the fair value of pieces of land, buildings, plant and machinery (classified as property, plant and equipment), taking into account independent valuations. The Senior Management sets the value of a property, plant and equipment within a range of forecasts of its fair value and considering currency used in market transactions. Revaluations should be carried out regularly, so that the carrying amount of an asset does not differ materially from its fair value at the balance sheet date.

The last valuation was carried out on December 31, 2017 by and independent evaluator.

The following chart provides book values that would have been recognized if assets had been recorded under the cost model:

Type of Good	Revaluation date	Revalued amount	Residual value under cost method	Difference
Land, buildings and plant	12/31/2017	551,554	351,587	199,967

30.10 Investment property

Changes in investment property for fiscal year ended on December 31, 2017 are described as follows:

Item	Initial value at beginning of fiscal year	Useful life estimated in years	Net loss/ earning by FV	Additions	Withdrawals	Residual value at period closing

At fair value
Real state under rent	481,529	50	16,920	14,294	(314,372)	198,371
TOTAL INVESTMENT PROPERTY	481,529	—	16,920	14,294	(314,372)	198,371

Investment property is valued at their fair value. Its market value as of December 31, 2017 amount 198,371 and was fixed by independent real state evaluators.

30.11 Intangible assets

Changes in intangible assets for fiscal year ended on December 31, 2017 are described as follows:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	Initial value at beginning of fiscal year	Additions	Withdrawals	Depreciation			Residual value at 12/31/2017
				Accrued	Of the period	At closing
Measurement cost
Goodwill- Combination of businesses	33,916	—	(417)	(2,394)	—	(2,394)	31,105
Licenses	3,997	—	—	(1,761)	(431)	(2,192)	1,805
Other intangible assets	363,828	170,405	(1,912)	(275,199)	(99,394)	(374,593)	157,728
TOTAL INTANGIBLE ASSETS	401,741	170,405	(2,329)	(279,354)	(99,825)	(379,179)	190,638

30.12 Goodwill impairment test

Goodwill is assigned to cash generating units of the Group based on operating segments.

12/31/2017
Supervielle Seguros S.A.	953
Cordial Compañía Financiera S.A.	18,526
Banco Regional de Cuyo S.A.	2,556
Others	9,070
TOTAL	31,105

Goodwill recorded as of December 31, 2017 have been tested as of these Financial Statements issuance and no devaluation adjustments resulting from such tests have been recorded.

30.13 Earning per share

Earnings per share is calculated by splitting the earnings attributable to the Group´s shareholders among the weighted average of common issued shares over the course of one year. Since the Group holds neither preferred shares nor share-convertible shares, the basic result is the same as that diluted per share.

The composition of the result per share as of December 31, 2017 is described as follows:

12/31/2017
Earnings attributable to the Group´s shareholders	1,819,842
Weighted average of issued shares (thousands)	392,832
Earnings per share	4.63

30.14 Income from interests

Income from interests	12/31/2017
Interest from advance payments	1,162,911
Interest from documents	1,640,374
Interest from consumer loan	6,789,814
Interest for documents to single signature	1,076,056
Interest from credit card loans	2,005,974
Others	1,234,032
Total	13,909,161

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

30.15 Expenses from interests

Expenses from interests	12/31/2017
Interest from time deposits	(2,403,932)
Interest from other obligations from financial intermediation	(1,963,224)
Others	(978,514)
Total	(5,345,670)

30.16 Net income from financial instruments at fair value with changes in results

Net income from financial instruments at fair value with changes in results	12/31/2017
Net income of corporate and government securities	848,728
Result of instruments issued by the Argentine Central Bank	1,317,747
Others	19,214
Total	2,185,689

30.17 Income from commissions

Income from commissions	12/31/2017
Commissions from deposit accounts	1,289,680
Commissions from credit and debit cards	1,556,117
Others	1,079,595
Total	3,925,392

30.18 Expenses from commissions

Expenses from commissions	12/31/2017
Commissions paid	(606,613)
Export and foreign currency operations	(19,039)
Total	(625,652)

30.19 Other operating incomes

Other operating income	12/31/2017
Recovered receivables and write-off provisions	167,932
Commissions from insurance	230,201
Safety box rent	128,431
Commissions from trust services	68,289
Others	667,863
Total	1,262,716

30.20 Other operating expenses

Other operating expenses	12/31/2017
Promotions related with credit cards	(257,715)
Turnover tax	(1,555,067)
Others	(764,078)
Total	(2,576,860)

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

30.21 Administration expenses

Administration expenses	12/31/2017
Fees to directors and syndics	(80,862)
Other fees	(888,040)
Propaganda and advertising	(275,741)
Taxes	(638,832)
Others	(1,482,496)
Total	(3,365,971)

30.22 Income tax

The reconciliation between income tax charged to results and the resulting tax upon the application of the rate in force in Argentina on the result before taxes as of fiscal year ended on December 31, 2017 is as follows:

12/31/2017
Current income tax	533,932
Income tax – deferred method	131,316
Income tax allotted in the Income Statement	665,248
Income tax allotted in Other comprehensive income	32,191
Total Income Tax Charge	697,439

The reconciliation between the income tax charged to results as of December 31, 2017 and the resulting tax upon the application of the rate in force in Argentina on the accounting result.

12/31/2017
Result of fiscal year before income tax	2,511,416
Tax rate in force	35%
Result of the fiscal year upon tax rate	878,996
Change in the aliquot of income tax	(79,571)
Permanent differences from the tax rate	(134,177)
Defined tax	665,248

30.23 Information by segment

The Group defines operating segment based on performance reports which are revised by the Board and key personnel of the Senior Management and is updated upon changes.

The Group considers the business in accordance with the types of products and services offered, thus the following operating segments:

a-     Retail Banking– Includes both loan granting and other credit products and deposits of physical persons.

b-     Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and financing to big clients.

c-     Treasury – Includes operations with the Group´s government securities, syndicated loan services and financial lease.

d-     Consumer finance: Includes financing and other credit products targeted to low and medium income people.

e-     Insurance: Includes insurance products, mainly personal accidents insurance, protected bag and life insurance.

f-     Administration of Mutual Funds and Other Segments: Includes administered MFs and non-financial products and services.

Operating results of the different operating segments of the Group are monitored individually with the purpose of taking decisions regarding the assignment of resources and performance evaluation of the different segments. The performance of such segments is evaluated based on operating earnings and losses and is valued consistently against operating earnings and losses of the consolidated statements of earnings and losses.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of September 30, 2018 presented in comparative format
(Expressed in thousands of pesos)

When a transaction takes place, transfer prices among operating segments are defined individually and fairly similar to those transactions carried out by third parties. Later, income, expenses and results from a transfer among operating segments are removed from the consolidation.

Information by segment as of December 31, 2017 is described as follows:

Result by segment	Retail Banking	Corporate Banking	Treasury	Consumer Finance	Insurance	Adm. Of MF and Other segments	Adjustments	Total as of 12.31.2017
Income from interests	6,319,060	3,676,833	859,886	3,334,323	3,702	—	(284,643)	13,909,161
Expenses from interests	(1,604,130)	(181,168)	(2,806,896)	(1,045,737)	—	(11)	292,272	(5,345,670)
Distribution of results by Treasury	1,172,277	(2,313,053)	1,140,776	—	—	—	—	—
Net income from interests	5,887,207	1,182,612	(806,234)	2,288,586	3,702	(11)	7,629	8,563,491
Income from commissions	2,371,489	468,323	17,402	828,955	—	561,712	(322,489)	3,925,392
Expenses from commissions	(513,457)	(23,897)	(17,655)	(527,629)	—	—	456,986	(625,652)
Result from insurance activity	—	—	—	—	375,443	—	103,568	479,011
Net income from commissions	1,858,032	444,426	(253)	301,326	375,443	561,712	238,065	3,778,751
Subtotal	7,745,239	1,627,038	(806,487)	2,589,912	379,145	561,701	245,694	12,342,242
Net income from financial instruments at fair value through profit or loss	15,201	—	1,766,394	(299,017)	90,657	48,567	563,887	2,185,689

Exchange rate difference on gold and foreign currency	151,538	(43,337)	135,118	3,395	—	787	3,257	250,758
Other operating income	676,678	217,886	52,465	551,389	2,028	2,277	(240,007)	1,262,716
Loan loss provisions	(788,372)	(157,896)	(3,751)	(1,000,704)	—	—	21,957	(1,928,766)
Net operating income	7,800,284	1,643,691	1,143,739	1,844,975	471,830	613,332	594,788	14,112,639
Employee benefits	(3,560,993)	(659,700)	(243,699)	(646,834)	(67,553)	(145,200)	(31,280)	(5,355,259)
Administration expenses	(2,179,951)	(273,644)	(129,415)	(600,699)	(85,384)	(117,353)	20,475	(3,365,971)
Depreciations and impairment of assets	(182,573)	(40,331)	(47,307)	(28,712)	(1,866)	(1,805)	(539)	(303,133)
Other operating expenses	(1,598,732)	(416,732)	(142,703)	(379,649)	(975)	(11,789)	(26,280)	(2,576,860)
Operating income	278,035	253,284	580,615	189,081	316,052	337,185	557,164	2,511,416
Result from associated companies and joint ventures	—	—	—	287	—	4,462	(4,749)	—
Result before taxes from continuing operations	278,035	253,284	580,615	189,368	316,052	341,647	552,415	2,511,416
Income tax	(69,326)	(83,549)	(218,583)	(66,193)	(110,744)	(116,853)	—	(665,248)
Net income from continuing operations	208,709	169,735	362,032	123,175	205,308	224,794	552,415	1,846,168
Net income of period attributable to owners of controlling	208,709	169,735	362,032	123,175	205,308	224,794	526,089	1,819,842
Net income of period attributable to non-controlling interest	—	—	—	—	—	—	26,326	26,326
Other comprehensive income	27,401	30,846	11,314	—	25,499	—	(36,393)	58,667
Other comprehensive income attributable to parent company	27,401	30,846	11,314	—	25,499	—	(36,473)	58,587
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	80	80
Comprehensive income of the period	236,111	200,580	373,345	123,176	230,808	224,794	516,022	1,904,836
Comprehensive income attributable to parent company	236,111	200,580	373,345	123,176	230,808	224,794	489,616	1,878,430
Comprehensive income attributable to owners of the non-controlling	—	—	—	—	—	—	26,406	26,406

30.24 Financial risk factors

See note 23.

Unaudited Interim Separate Condensed Financial Statements

For the nine-month period ended on

September 30, 2018, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Unaudited Separate Statement of Financial Position
As of September 30, 2018, December 31, 2017 and January 1, 2017

(Expressed in thousands of pesos)

	09/30/2018	12/31/2017	01/01/2017
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 5.1 and 14)	3,208	17,171	4,050
Other financial assets (Note 5.2,4 and 14)	172,691	138,957	830,955
Other debt securities (Note 5.3,4 and 14)	1,933,055	4,182,846	—
Tax Receivables (Notes 5.4 and 6)	724	10	—
Other receivables (Notes 5.5 and 6)	247,421	80,885	13,147
TOTAL CURRENT ASSETS	2,357,099	4,419,869	848,152

NON-CURRENT ASSETS
Tax Receivables (Notes 5.4 and 6)	68,954	8,205	11,133
Other receivables (Notes 5.5 and 6)	—	1,682	4,630
Investment in subsidiaries, associates and joint ventures (Note 5.7)	14,390,185	10,017,122	6,017,942
Property, plant and equipment (Note 5.6)	334	397	—
TOTAL NON-CURRENT ASSETS	14,459,473	10,027,406	6,033,705
TOTAL ASSETS	16,816,572	14,447,275	6,881,857

LIABILITIES
CURRENT LIABILITIES
Commercial debts (Notes 5.8 and 6)	4,242	2,275	671
Trust debts (Notes 5.9 and 6)	1,721	2,728	137,833
Tax payable (Notes 5.10 and 6)	153,761	1,197	2,802
Other debts (Notes 5.11 and 6)	304,515	25,675	2,723
TOTAL CURRENT LIABILITIES	464,239	31,875	144,029

NON-CURRENT LIABILITIES
Financial debts (Notes 5.9 and 6)	23,029	22,870	22,870
Other debts (Notes 5.10 and 6)	109,353	22,955	—
TOTAL NON-CURRENT LIABILITIES	132,382	45,825	22,870
TOTAL LIABILITIES	596,621	77,700	166,899
SHAREHOLDERS’ EQUITY (as per relevant statement)	16,219,951	14,369,575	6,714,958
TOTAL NET LIABILITIES AND SHAREHOLDERS’ EQUITY	16,816,572	14,447,275	6,881,857

The accompanying Notes are an integral part of the Unaudited Interim Separate Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Separate Statement of Comprehensive Income

For the nine and the three month period ended on September 30, 2018 and 2017
(Expressed in thousands of pesos)

	Nine Months to		Three Months to
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interest income (Note 5.12)	51,497	2,332	51,431	2,332
Interest expenses (Note 5.13)	(6,516)	(7,573)	(2,592)	(1,625)
Net income from interest	44,981	(5,241)	48,839	707
Net income from financial instruments at fair value through profit or loss (Note 5.14)	581,824	198,744	130,669	116,331
Exchange rate difference on gold and foreign currency	25,333	1,291	(6,328)	658
Other operating income (Note 5.15)	145,409	38,092	69,260	5,884
Net operating income	797,547	232,886	242,440	123,580
Employee benefits (Note 5.17)	129,452	36,612	54,503	12,428
Administration expenses (Note 5.17)	83,194	31,847	27,875	13,687
Depreciations and impairment of assets (Note 5.6)	63	—	21	—
Other operating expenses (Note 5.16)	9,146	8,147	2,694	3,919
Operating income	575,692	156,280	157,347	93,546
Profit of associates and joint ventures	1,436,287	1,196,319	769,979	488,618
Result before taxes from continuing operations	2,011,979	1,352,599	927,326	582,164
Income tax from continuing operations (Note 10)	151,242	363	59,938	363
Net income of the period	1,860,737	1,352,236	867,388	581,801
Other comprehensive income	233,936	53,605	7,136	4,787
Comprehensive income of the period	2,094,673	1,405,841	874,524	586,588
Components of Other Comprehensive Income not to be reclassified at the income of the period
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	235,239	53,605	9,328	4,787
Income tax	—	—	—	—
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	235,239	53,605	9,328	4,787
Total Other Comprehensive Income not to be reclassified at the income of the period	235,239	53,605	9,328	4,787

Components of Other Comprehensive Income to be reclassified at the income of the period
Income of the period from financial instrument at fair value through other comprehensive income	(1,861)	—	(3,132)	—
Income tax	558	—	940	—
Earnings or losses by equity instrument at fair value through other comprehensive income	(1,303)	—	(2,192)	—
Total Other Comprehensive income to be reclassified at the income of the period	(1,303)	—	(2,192)	—
Total comprehensive income	233,936	53,605	7,136	4,787

The accompanying Notes are an integral part of the Unaudited Interim Separate Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Separate Statement of Changes in Shareholders’ Equity

For the nine-month period ended on september 30, 2018 and 2017

(Expressed in thousands of pesos)

Item	Capital Stock (Note 11)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders´ equity
Balances at December 31, 2016 under Argentine Central Bank	363,777	3,248,435	49,794	1,958,241	1,311,304	—	6,931,551
IFRS Adjustments	—	—	—	—	(294,390)	77,797	(216,593)
Balances at December 31, 2016 under IFRS	363,777	3,248,435	49,794	1,958,241	1,016,914	77,797	6,714,958
Irrevocable contributions received	92,945	5,755,409	—	—	—	—	5,848,354
Profit distribution as approved by general shareholders’ meeting dated April 27, 2017:
- Reserve constitution	—	—	22,961	1,222,843	(1,245,804)	—	—
- Dividend distribution	—	—	—	—	(65,500)	—	(65,500)
Income of the period	—	—	—	—	1,352,236	—	1,352,236
Other comprehensive income of the period	—	—	—	—	—	53,605	53,605
Balances at period closing as of September 30, 2017	456,722	9,003,844	72,755	3,181,084	1,057,846	131,402	13,903,653

Item	Capital Stock (Note 11)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders´ equity
Balances at December 31, 2017 under Argentine Central Bank	456,722	8,997,178	72,755	3,181,084	2,437,059	—	15,144,798
IFRS Adjustments	—	—	—	—	(911,607)	136,384	(775,223)
Balances at December 31, 2017 under IFRS	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575
Paid in capital in subsidiaries	—	(591)	—	—	—	—	(591)
Profit distribution as approved by general shareholders’ meeting dated April 24, 2018:
- Reserve constitution	—	—	18,589	2,174,764	(2,193,353)	—	—
- Dividend distribution	—	—	—	—	(243,706)	—	(243,706)
Income of the period	—	—	—	—	1,860,737	—	1,860,737
Other comprehensive income of the period	—	—	—	—	—	233,936	233,936
Balances at period closing as of September 30, 2018	456,722	8,996,587	91,344	5,355,848	949,130	370,320	16,219,951

The accompanying Notes are an integral part of the Unaudited Interim Separate Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Unaudited Separate Statement of Cash Flow (Note 14)

For the nine-month period ended on September 30, 2018 and 2017

(Expressed in thousands of pesos)

	09/30/2018	09/30/2017
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year (Note 14)	156,128	835,005
Cash and cash equivalents at the end of the period (Note 14)	587,753	5,100,626
Increase in cash and cash equivalents	431,625	4,265,621

REASONS FOR CHANGES IN CASH
Net income of the period	1,860,737	1,352,236
Income tax (Note 10)	151,242	363
Depreciations and devaluations of assets (Note 5.6)	63	—
Fiscal credit provisions write-off (Note 5.15)	(25,902)	13,019
Profit of associates and joint ventures	(1,436,287)	(1,196,319)
Exchange rate difference on gold and foreign currency	(25,333)	(1,291)

Flow of funds resulting from operating activities
Increase in tax credit	(35,561)	(10,674)
Increase in other receivables	(164,854)	(174,127)
Increase in commercial debt	1,967	1,194
Increase in tax payable	1,322	57
Increase in other debts	365,237	43,064
Total flow of funds resulting from operating activities	692,631	27,522

Flow of funds resulting from investment activities
(Increase) / Decrease in other investments	1,737,205	(1,430,941)
Payments for purchase of subsidiaries	(1,388,055)	—
(Payments) / Collections for investments in subsidiaries	(970,865)	21,717
Total flow of funds resulting from / (used in) investment activities	(621,715)	(1,409,224)

Flow of funds resulting from financial activities
Payments of negotiable obligations	(848)	(136,820)
Premium of issuance in subsidiaries	(591)	5,848,352
Dividends payments	(243,706)	(65,500)
Flow of funds used in financial activities	(245,145)	5,646,032
Financial results and from holdings in cash and cash equivalents	605,854	1,291
Increase in cash and cash equivalents	431,625	4,265,621

The accompanying Notes are an integral part of the Unaudited Interim Separate Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION OF THE UNAUDITED INTERIM SEPARATE CONDENSED FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Unaudited Interim Consolidated Condensed Financial Statements as of the period ended on September 30, 2018, was passed by the Board of the Company over the course of its meeting held on November 15, 2018.

1.1. Adoption of IFRS´

The Argentine Central Bank, through Communications “A” 5541 and amendments, has established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretations Committee for the entities under its supervision, except the application of section 5.5 (impairment) of IFRS 9 “Financial Instruments”, for the fiscal years as from January 1, 2018. Moreover, such entities shall prepare their opening Financial Statements as of January 1, 2017, which will be deemed the comparative basis of the fiscal year to begin on January 1, 2018. The first interim Financial Statements to be reported under these standards are those as of March 31, 2018.

The Argentine Central Bank also published Communication “A” 6430 dated January 12, 2018, by which it is established that Financial Entities shall begin to apply the provisions regarding Impairment of Financial Assets contained in section 5.5 of IFRS 9 for the fiscal years as of January 1, 2020. Such model of impairment of financial assets sets forth a scheme of three stages based on the change of the credit quality of the financial assets from its in initial recognition. The assets move through the three stages depending on the changes on credit risk and the stages dictate how an entity measures losses due to deterioration and applies the effective interest method.

●	Stage 1 includes financial instruments that have not had a significant increase in the credit risk since its initial recognition, or that have a low credit risk at the reporting date. For these instruments, expected credit losses (ECL) are recognized for 12 months and interest income is calculated based on the gross book value of the asset (that is, with no deduction of the impairment allowance). The 12-month ECL result from default events that are possible within the 12 months after the reporting date.

●	Stage 2 includes the financial instruments that have had a significant increase in the credit risk since its initial recognition (unless they have a low risk since its reporting date) but that do not show objective evidence of impairment. For these items, lifetime expected credit losses are recognized, but interest income is still calculated on the gross book value of the asset. Lifetime expected credit losses represent the present value of losses that would arise as a result of a default that occurred at any moment of the entire life of the instrument. It is the weighted average of losses that would occur in case of default, using the risk of default as the weights.

●	Stage 3 includes financial assets with objective evidence of impairment at the reporting date. For these items, lifetime expected credit losses are recognized and interest income is calculated on the net book value (that is, net value of the impairment allowance).

These Unaudited Interim Separate Condensed Financial Statements of the Group for the nine-month period ended on September 30, 2018, have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Interim Consolidated Condensed Financial Statements have been prepared according to the policies the Entity expects to adopt in its consolidated annual Financial Statements as of December 31, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The comparative figures and the ones from the transition date (January 1, 2017) have been modified in order to reflect the adjustments with the previous accounting framework.

In note 3.3 there is a reconciliation between the figures of the statements of financial position and comprehensive income statement issued in accordance with the previous Accounting Framework and the figures reported in accordance with the Accounting Framework established by the Argentine Central Bank in these interim Financial Statements, as of the transition date (January 1, 2017), the adoption date (December 31, 2017) and the comparative period closing date (September 30, 2017).

These Unaudited Interim Separate Condensed Financial Statements must be read together with the annual Financial Statements of the Bank as of December 31, 2017, which have been prepared according to the previous accounting framework.

The Group’s senior management has concluded that the Unaudited Interim Consolidated Condensed Financial Statements reasonably represent the financial position, financial income and cash flow.

1.2. Basis of preparation

These Unaudited Interim Consolidated Condensed Financial Statements have been prepared according to the Accounting Framework established by the Argentine Central Bank described in Note 1.1.

The preparation of these Unaudited Interim Consolidated Condensed Financial Statements requires estimates and evaluations that affect the amount of registered assets and liabilities, and contingent assets and liabilities disclosed as of the issuing date of these Unaudited Interim Consolidated Condensed Financial Statements, as well as registered income and expenses.

The Senior Management of the Company makes estimates in order to calculate, among others, recoverable value of assets, income tax charge and allowances for contingencies. The future real results may differ from the estimates and evaluations made at the preparation date of these unaudited Interim Financial Statements.

a)	Going concern

As of the date of these Unaudited Interim Separate Condensed Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

b)	Unit of measure

The Unaudited Interim Consolidated condensed Financial Statements of the Entity are expressed in Argentine pesos which is the functional currency of the Bank and its controlling Grupo Supervielle.

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of the reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%. Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018. Moreover, the Argentine Federation of Accounting Professionals Associations (FACPCE), issued a communication on July 24, 2018 confirming the aforementioned. However, at the date of these financial statements, the Decree 664/03 from the Executive Branch is in effect, preventing the filing of financial statements adjusted for inflation with the National Securities Commission (Comisión Nacional de Valores) and the Central Bank (BCRA). Therefore, given this decree and the accounting framework established by the BCRA described in note 1.1 above, the Company’s management has not applied IAS 29 in the preparation of these financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

c)	Changes in accounting policies/new accounting standards

The new published standards, modifications and interpretations are listed below, which still have not entered into force for fiscal years starting as of January 1, 2018, and have not been adopted in advance:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets forth the new model of registration of leasing operations. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires that the lessee recognize the lease liability which reflects future payments of leases, except for certain short-term lease agreements and leases of low-value assets. The lessors accounting is kept as provided in IFRS 17; however, it is expected that the new accounting model for lessees have an impact on the negotiations between lessors and lessees. This standard is effective for annual periods starting on or from January 1, 2019.

The Entity is evaluating the accounting impact that the application of said standard will cause.

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

IFRIC 23 “Uncertainty over income tax treatments”: Such interpretation clarifies how the recognition and measurement requirements of IAS 12 Income tax are applied when there is uncertainty over income tax treatments. This standard was published in June 2017 and will come into force for the fiscal years beginning as from January 1, 2019.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3. Information by segment

The Group determines operating segments based on performance appraisal reports which are revised by the Board and key personnel of the Senior Management and updated upon changes occur.

The Group considers the business in accordance with the types of products and services available, thus identifying operating segments mentioned in Note 4 as per Interim Consolidated condensed Financial Statements.

2.	MAIN VALUATION CRITERIA

2.1.  Assets and liabilities to be settled in pesos

Assets and liabilities pending settlement in pesos are stated at their nominal values, contemplating, where applicable, interest and components accrued at the end of each fiscal year, which were expensed against income for each fiscal year. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The receivable at June 2019 originated by the sale of Adval S. A. have been discounted applying the market rate utilized for similar operations.

2.2.  Assets and liabilities to be settled in foreign currency

Assets and liabilities in foreign currency were recorded at the applicable rates of exchange in force at the close of operations on the last business day of each fiscal year, and, when applicable, accrued interests and financial components were recorded as of such dates, being expensed against income for each period. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values. Exchange rate differences were expensed against income for each period.

2.3.  Investments

Current Investments

Government Securities at fair value through profit or loss in other comprehensive income:

Government securities are valued at fair value through profit or loss in other comprehensive income when:

(a) such securities are held within a business model that requires contractual cash flows and the sale of financial assets to achieve its object; and

(b) the contractual conditions of the securities enable, on specific dates, cash flows only payable for capital and interest over the amount of the main outstanding principal amount.

Initially, these financial instruments are recognized at fair value plus increasing and directly attributable transaction costs. Later, such instruments are valued at fair value through profit or loss in another comprehensive income. Earnings and losses resulting from changes in the fair value are included in another comprehensive income within an item separate from the shareholders´ equity. Losses and reversals resulting from impairment, income from interest and earnings and losses from exchange rate are recognized in income. Upon the sale or disposal, previously-accrued earnings or losses recognized in another comprehensive income are moved from the shareholders´ equity to income statement.

Mutual funds Investments: were valued at the unit price in force on the last business day of the period/year closing.

Non-Current Investments

Shares in Banco Supervielle S.A., Cordial Compañía Financiera S.A., Supervielle Seguros S.A., Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A., Espacio Cordial de Servicios S.A., InvertirOnline S.A, InvertirOnline.Com Argentina S.A and Micro Lending S.A.U. have been valued applying the equity method over Financial Statements on such dates. Financial Statements of Banco Supervielle S.A. and Cordial Compañía Financiera S.A have been drawn up pursuant to accounting standards set by the Argentine Central Bank ´. (See Note 1.1)

It is worth to be mentioned that the Group started to recognized InvertirOnline S.A., InvertirOnline.Com Argentina S.A. and Micro Lending S.A.U. in its Financial Statements as from the date of acquisition. (See Note 24 to Unaudited Interim Separate Condensed Financial Statements).

Supervielle Seguros S.A’s Financial Statements have been drawn up pursuant to accounting standards set by National Insurance Superintendence, which differ in fiscal year closing date, which is June 30 of each year, and in certain respects from professional accounting standards. Shares in Supervielle Seguros S.A. have been valued applying the equity method over Financial Statements over the same period regarding Grupo Supervielle S.A.’s Financial Statements.

Financial Statements of Espacio Cordial de Servicios S.A., Supervielle Seguros S.A. Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A., InvertirOnline S.A, InvertirOnline.Com Argentina S.A and Micro Lending S.A.U. have been adjusted so that such Financial Statements contain criteria similar to those applied by the Group for the preparation of Unaudited Interim Separate Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

Financial Statements of Banco Supervielle SA, Cordial Compañía Financiera S.A., Sofital S.A.F.e I.I, Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s Financial Statements.

2.4.  Intangible Assets

Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)       the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(ii)       the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

Goodwill is included in Intangible Assets in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

For goodwill resulting from the combination of previous businesses as of transition towards IFRS, the Group has utilized the option set by IFRS 1, “First Adoption of IFRS1” rather than the retroactive IFRS 3 option, “Combination of Businesses”.

2.5.  Property, Plant and Equipment

Valued at acquisition or construction cost, net of accrued depreciations and/or accrued devaluation losses, if any. The cost includes expenses not directly attributable to the acquisition or construction of such items.

Property, plant and equipment acquired through the combination of businesses were initially valued at fair value estimated at the moment of the acquisition.

Following subsequent costs are included in the asset value or recognized as a separate asset, as the case may be, provided that such costs produce future economic benefits for the Group and such cost is value fairly. The book value of the asset that is replaced is withdrawn, thus amortizing the new asset by the remaining useful years at the moment of the improvement.

Reparation and maintenance expenses are recognized in the consolidated income statement of the period/year such events take place.

The depreciation of these assets is calculated utilizing the straight line method which enables the application of enough annual rates to extinguish their values at the end of their useful life. In the case of an asset that contains different useful lives, such asset is recognized and depreciated as separate items.

2.6.  Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each fiscal year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

2.7.  Issued Negotiable Obligations

Negotiable obligations issued by the Group are valued at amortized cost.

2.8.  Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.25 as per Interim Consolidated condensed Financial Statements.

2.9.  Recognition of income

Financial income and expenses are recorded for all debt instruments in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability, such as issuance costs of Negotiable Obligations. The Group records its non-transferred financial assets at an amortized cost.

The Group´s income from services are recognized in the income statement in accordance with the performance obligations compliance.

2.10. Shareholders’ equity

Accounts included in this item are re-expressed at its nominal value.

The paid in capital has been decreased by expenses related to the issuance of shares.

2.11. Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined – as from their inclusion date – following the proportional net worth value method applied on the issuers’ last Financial Statements as of period closing.

2.12. Cash Flow

Total cash in “Cash and due from banks” and “Investments”, with residual term not exceeding 90 days are considered cash and cash equivalents.

3.	TRANSITION TOWARDS IFRS

3.1 Requirements of transitions to IFRS

The following sets out a reconciliation between shareholders’ equity and income figures as well as other comprehensive income figures as per interim Separate Condensed Financial Statements issued pursuant to the Accounting Framework as of transition date (January 1, 2017), adoption date (December 31, 2017) and comparative period closing date (September 30, 2017) and figures expressed pursuant to IFRS in these Interim Consolidated condensed Financial Statements.

3.2 IFRS optative exemptions

IFRS 1 allows first-time adopters to consider certain only-once exemptions. Likewise, IFRS requires the application of certain mandatory exemptions. Such exemptions have been provided by IASB to simplify the first application of certain IFRS, thus removing the obligatory nature of their retroactive application.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The following are exemptions and exceptions that are applicable considering IFRS 1 and were used by the Company in converting the accounting standards in force in Argentina to IFRS:

1.	IFRS optative exemptions

The following are optative exemptions applicable to the Company under IFRS 1:

1.1.       Exemption of business combinations

IFRS 1 presents the option of applying IFRS 3 “Business Combinations” prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retroactive application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after the date of transition. Business combinations that occurred prior to the transition date have not been restated.

1.2.       Exemption of investments in subsidiaries, joint ventures and associates

When an entity prepares Separate Financial Statements, IAS 27 requires it to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28. If a first-time adopter measures such an investment using the process of the participation method, the entity applying the exemption above mentioned.

1.3.       Exemption of designation of previously recognized financial instruments

According to IFRS 1, an entity can designate an equity investment as a financial measured at fair value through profit or loss, in accordance with paragraph 5.7.5 of IFRS 9 on the basis of the facts and circumstances that exist at the date of transition towards IFRSs.

The Company has not made use of the other optional exemptions available in IFRS 1.

2.       IFRS mandatory exemptions

The following are obligatory exemptions applicable to the Company under IFRS 1:

2.1.       Estimates exemption

The Company´s estimations in accordance with IFRSs at January 1, 2017 are consistent with estimations made with Argentine GAAP. Therefore, the company´s estimations were not review by application of IFRS, except if necessary to reflect any difference in accounting policies.

2.2.	Non-controlling interest exemption

According to IFRS 1 a first-time adopter shall apply the requirements of IFRS 10 “Consolidated Financial Statements” prospectively for accounting the shareholders changes in a subsidiary without resulting a loss of control. The Company records non-controlling acquisitions that do not result in control changes at book value. Additionally, the Company accounts for non-controlling interest provisions that do not result in changes in control at their book value, recognizing any difference between the consideration received and the book value of non-controlling interests assigned in the income statement. The Company has not restated such acquisitions or provisions prior to the date of transition.

2.3.	Withdrawals in financial assets and liabilities account exemption

IFRS 1 requires that a first-time adopter apply the requirements for derecognition of financial assets and liabilities set by IFRS 9 “Financial Instruments” prospectively, for the transactions after January 1, 2017.

2.4.	Exemption of classification and rating of financial assets

IFRS 1 requires that an entity shall assess whether a financial asset meets the conditions to be measured at amortized cost or at fair value with changes in other comprehensive results based on the facts and circumstances that exist at January 1, 2017.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

The other obligatory exemptions in IFRS 1 have not been applied because they are not material to the Company.

3.3 Required reconciliations

The items and amounts included in the reconciliation are subject to changes and will be considered as final when preparing the Financial Statements as of December 31, 2018, for the fiscal year in which IFRSs are applied at first.

3.3.1. Shareholders´ equity reconciliation at December 31, 2017 and January 1, 2017.

	Ref.	12/31/2017	Reclassifications	Adjustments	12/31/2017
		BCRA			IFRS
ASSETS
CURRENT ASSETS
Cash and Banks		17,171	(17,171)	—	—
Cash and deposits in Banks		—	17,171	—	17,171
Investments		4,321,803	(4,321,803)	—	—
Other financial assets		—	138,957	—	138,957
Other debt securities		—	4,182,846	—	4,182,846
Tax credit		10	—	—	10
Other receivables		80,885	—	—	80,885
Total Current Assets		4,419,869	—	—	4,419,869
NON-CURRENT ASSETS
Non-current tax credit		8,205	—	—	8,205
Other non-current receivables		1,682	—	—	1,682
Investment in subsidiaries, associates and joint ventures	a.	—	10,792,345	(775,223)	10,017,122
Permanent investments		10,792,345	(10,792,345)	—	—
Premises and equipment		397	(397)	—	—
Property, plant and equipment		—	397	—	397
Total non-current assets		10,802,629	—	(775,223)	10,027,406
Total Assets		15,222,498	—	(775,223)	14,447,275
LIABILITIES
CURRENT LIABILITIES
Commercial debt		2,275	—	—	2,275
Financial debt		2,728	—	—	2,728
Tax payable		1,197	—	—	1,197
Other debts		25,675	—	—	25,675
Total current liabilities		31,875	—	—	31,875
NON-CURRENT LIABILITIES
Non- current financial debts		22,870	—	—	22,870
Other non-current debts		22,955	—	—	22,955
Total non-current liabilities		45,825	—	—	45,825
Total liabilities		77,700	—	—	77,700

SHAREHOLDERS´EQUITY
Capital stock, contributions and reverses		12,707,739	—	—	12,707,739
Other accrued comprehensive income	a.	—	—	58,552	58,552
Retained earnings	a.	2,437,059	—	(833,775)	1,603,284
Total shareholders´ equity		15,144,798	—	(775,223)	14,369,575
Total liabilities and shareholders´ equity		15,222,498	—	(775,223)	14,447,275

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Ref.	01/01/2017	Reclassifications	Adjustments	01/01/2017
		BCRA			IFRS
ASSETS
CURRENT ASSETS
Cash and Banks		4,050	(4,050)	—	—
Cash and deposits in Banks		—	4,050	—	4,050
Investments		830,955	(830,955)	—	—
Other financial assets		—	830,955	—	830,955
Other receivables		13,147	—	—	13,147
Total Current Assets		848,152	—	—	848,152
NON-CURRENT ASSETS
Non-current tax credit		11,133	—	—	11,133
Other non-current receivables		4,630	—	—	4,630
Permanent investments		6,234,535	(6,234,535)	—	—
Investment in subsidiaries, associates and joint ventures	a.	—	6,234,535	(216,593)	6,017,942
Total non-current assets		6,250,298	—	(216,593)	6,033,705
Total Assets		7,098,450	—	(216,593)	6,881,857
LIABILITIES
CURRENT LIABILITIES
Commercial debt		671	—	—	671
Financial debt		137,833	—	—	137,833
Tax payable		2,802	—	—	2,802
Other debts		2,723	—	—	2,723
Total current liabilities		144,029	—	—	144,029
NON-CURRENT LIABILITIES
Non- current financial debts		22,870	—	—	22,870
Other non-current debts		—	—	—	—
Total non-current liabilities		22,870	—	—	22,870
Total liabilities		166,899	—	—	166,899

SHAREHOLDERS´EQUITY
Capital stock, contributions and reverses		5,620,247	—	—	5,620,247
Other accrued comprehensive income		—	—	77,797	77,797
Retained earnings	a.	1,311,304	—	(294,390)	1,016,914
Total shareholders´ equity		6,931,551	—	(216,593)	6,714,958
Total liabilities and shareholders´ equity		7,098,450	—	(216,593)	6,881,857

3.3.2. Reconciliation of net income for the period ended on September 30, 2017.

	Ref.	09/30/2017	Reclassifications	Adjustments	09/30/2017
		BCRA			IFRS
INCOME STATEMENT
Interest income		—	2,332	—	2,332
Interest expenses		—	(7,573)	—	(7,573)
Net income from interest		—	(5,241)	—	(5,241)
Net income from financial instruments at fair value through profit or loss		—	198,744	—	198,744
Exchange rate difference on gold and foreign currency		—	1,291	—	1,291
Financial income and from holding produced by assets		203,110	(203,110)	—	—
Financial income and from holding produced by liabilities		(7,637)	7,637	—	—
Other operating income		37,028	1,064	—	38,092
Net operating income		232,501	385	—	232,886
Employee benefits		—	(36,612)		(36,612)
Administration expenses		(76,584)	44,523	214	(31,847)
Other operating expenses		—	(8,147)	—	(8,147)
Operating income		155,917	149	214	156,280
Income from investments in associates		1,429,776	(1,429,776)	—	—
Profit of associates and joint ventures	a,		1,429,776	(233,457)	1,196,319
Result before taxes from continuing operations		1,585,693	149	(233,243)	1,352,599
Income tax from continuing operations		—	363	—	363
Net income of the period		1,585,693	(214)	(233,243)	1,352,236
Net income of period attributable to parent company		—	—	—	1,352,236
Other Comprehensive Income		—	—	—	53,605
Other comprehensive income attributable to parent company		—	—	—	53,605
Total Comprehensive Income		1,585,693	(214)	(233,243)	1,405,841
Total comprehensive income attributable to parent company		—	—	—	1,405,841

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

3.3.3. Explanation of adjustments

a)	Investment in subsidiaries, associates and joint ventures

The value of investments at proportional equity value based on adjustments resulting from IFRS transition of said entities was adjusted.

4.	FAIR VALUES

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

Fair Value level 1: The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date. The market prices utilized in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3, such as unlisted capital instruments.

The Group´s financial instruments at fair value as of period closing are described as follows:

Instrument portfolio as of 09/30/2018	FV level 1	FV level 2	FV level 3
Assets
- Other financial assets	172,691	—	—
- Other debt securities	1,933,055	—	—
Total	2,105,746	—	—

5.	COMPOSITION OF THE MAIN ITEMS OF THE FINANCIAL AND INCOME STATEMENT

	09/30/2018	12/31/2017	01/01/2017
5.1. Cash and deposits in banks
Fixed fund	1	1	3
Deposits in banks	3,207	17,170	4,047
	3,208	17,171	4,050
5.2. Other financial assets
Premier Renta Plus in pesos class A	13,014	13,229	1,625
Premier Inversion - Class A	4,737	125,728	829,330
Premier Renta Mixta in Dollars - Class A	34,040	—	—
Premier Performance Dollars - Class A	120,900	—	—
	172,691	138,957	830,955
5.3. Other debt securities
I16Y8 – Central Bank Bill $ - Mat. 05/16/2018 273 days	—	456,903	—
I21J18 - Central Bank Bill $ - Mat. 06/21/2018 274 days	—	2,683,216	—
I18L8 - Central Bank Bill $ - Mat. 07/18/2018 273 days	—	1,042,727	—
I17O8 - Central Bank Bill $ - Mat. 10/17/2018 273 days	396,798	—	—
LTPN8 - Treasury Bill $ - Mat. 11/30/2018	15,056	—	—
LTPE9 - Treasury Bill $ - Mat. 01/31/2019	1,521,201	—	—
	1,933,055	4,182,846	—
5.4. Tax credit:
Current:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

09/30/2018	12/31/2017	01/01/2017
VAT RG 549 CF	123	10	—
IIBB - credit balance	208	—
VAT – Available credit balance	393	—	—
	724	10	—
Non Current:
Earnings – Withholdings	3,654	3,909	9,588
Earnings – credit balance	—	5,374	1,545
Minimum Presumed Income Tax	56,114	12,558	2,869
Bank Loan Tax - 34% Payment in advance	—	12,266	9,941
Tax credit provision	—	(25,902)	(12,810)
Bank Loan Tax - 33% Payment in advance	6,490	—	—
Deferred Tax Asset (Note 10)	2,696	—	—
	68,954	8,205	11,133
5.5. Other receivables:
Current:
Debtors from services	1,572	5,830	9,705
Receivables from the sale of investments	1,300	11,108	667
Insurance paid in advance	1,683	2,525	2,525
Advance payments to providers	24	7	1
Salary advances	3,102	4,207	249
Retirement insurance	239,740	57,208	—
	247,421	80,885	13,147
Non current:
Receivables from the sale of investments	—	629	1,053
Insurance paid in advance	—	1,053	3,577
	—	1,682	4,630

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

5.6. Property, plant and equipment

Item	Initial Value				Amortization					Residual value at 09/30/2018	Residual value at 12/31/2017	Residual value at 01/01/2017
	Value at the beginning of fiscal year	Increases	Withdrawals	Value at closing	Accrued at the beginning of fiscal year	Aliquot	Withdrawals	Of the period	Accrued at closing
Vehicles	418	—	—	418	21	20%	—	63	84	334	397	—
Total as of 09/30/2018	418	—	—	418	21	—	—	63	84	334	397	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

5.7. Investment in subsidiaries, associates and joint ventures

	Subsidiary	Class	Market Value / Nominal	Number	Issuers’ last Financial Statements			Book value at 09.30.2018	Book value at 12.31.2017	Book value at 01.01.2017
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	747,933,962	Commercial Bank	771,965	11,384,159	11,007,746	8,891,848	5,410,164
	Cordial Compañía Financiera S.A.	Ord.	1	9,023,278	Financial Company	180,466	1,685,559	84,280	74,770	32,730
		Goodwill	—	—		—	—	1,155	1,155	1,155
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,476	Financial operations and administration of securities	21,544	505,044	370,741	329,200	132,767
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	429,427	375,757	158,704	17,000
	Supervielle Asset Management S.A.	Ord.	1	1,336,913	Mutual Fund Management	1,407	142,502	135,378	113,619	75,417
	Cordial Microfinanzas S.A.	—	—	—	Technical and financial assistance of productive projects developed by partner groups, family start-ups, recovered companies and small start-ups,	—	—	—	—	33,680
	Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Trading of products and services	1,340	251,743	230,421	156,809	73,591
	Supervielle Seguros S.A.	Ord.	10	1,393,391	Insurance company	1,625	558,458	505,513	289,888	236,900
		Goodwill	—	—				1,129	1,129	1,129
	Viñas del Monte S.A.	Ord.	—	—	Agro-industry– Vine Crops	—	—	—	—	3,409
	FF Fintech SUPV I	—	—	—	Financial Trust	—	27,372	27,372	—	—
	Micro Lending S.A.U.	Ord.	1	62,000,000	Financing investments	62,000	(26,362)	(35,777)	—	—
		Goodwill	—			—	—	541,086	—	—
Invertir Online	InvertirOnline S.A.	Ord.	100	2,400	Settlement and Clearing Agent	2	114,305	140,073	—	—
	InvertirOnline.Com Argentina S.A.	Ord.	0,01	80,451,077	Representations	80,451	7,317	8,345	—	—
	Goodwill							996,966	—	—
Total investments in subsidiaries, associates and joint ventures								14,390,185	10,017,122	6,017,942

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	09/30/2018	12/31/2017	01/01/2017
5.8. Commercial debts:
Current:
Providers	4,242	2,275	671
	4,242	2,275	671

5.9. Financial debts:
Current:
Negotiable Obligations	1,721	2,728	137,833
	1,721	2,728	137,833

Non current:
Negotiable Obligations	23,029	22,870	22,870
	23,029	22,870	22,870

As of September 30, 2018, December 31, 2017 and January 1, 2017, Grupo Supervielle S.A. held the following series of negotiable obligations pursuant to issuance conditions as set out below:

Class	Date of Issuance	Currency	Amount (in thousands)	Rate	Maturity date.	09/30/2018	12/31/2017	01/01/2017
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	24,750	25,598	25,464
XX	07/28/2015		$129,500	Mixta: Fija 27,5% hasta el 6to mes y BADLAR + 4,5% hasta el vencimiento.	01/28/2017	—	—	135,239
Total						24,750	25,598	160,703

	09/30/2018	12/31/2017	01/01/2017
5.10. Taxes payable: Current:
Payable VAT	—	—	2,295
Payable Turnover Tax	—	643	392
Payable Income Tax Withholding	381	554	115
Income Tax Provision	153,380	—	—
	153,761	1,197	2,802

5.11. Other debts:
Current:
Payable salaries and bonuses	20,210	19,635	2,723
Capital increase expenses provision	—	6,040	—
Debt from purchase of subsidiaries	284,305	—	—
	304,515	25,675	2,723

Non-Current:
Provision for long-term incentive	109,353	22,955	—
	109,353	22,955	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Nine Months to		Three Months to
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
5.12 Interest income
Earned interests	51,497	2,332	51,431	2,332
	51,497	2,332	51,431	2,332
5.13. Interest expenses
Interest paid for overdraft	—	5	—	4
Expenses from NO issuance	512	496	147	57
Lost interest from NO issuance	6,004	7,072	2,445	1,564
	6,516	7,573	2,592	1,625

5.14. Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	15,222	21,814	2,015	273
Income from Holding – MF	13,228	156,660	(7,934)	95,788
Income from Holding –Government Securities	508,178	11,171	136,588	11,171
Income from Hedge – Forward contract	45,196	9,099	—	9,099
	581,824	198,744	130,669	116,331
5.15. Other operating income
Subsidiaries’ advisory fees	48,846	40,502	16,282	13,484
Third parties’ advisory fees	2,415	1,945	847	612
Royalties	3,533	4,410	1,115	1,303
Other incomes	2,023	2,084	2,023	—
Revaluation of retirement insurance contributions	62,147	1,490	48,885	998
Financial income from sale of shares	25,902	(13,019)	—	(10,829)
Income from sale of shares	543	680	108	316
	145,409	38,092	69,260	5,884

5.16. Other operating expenses
Turnover tax from Service Activities	3,183	2,342	1,095	770
Turnover tax from Financial Activities	4,594	5,783	384	3,141
Tax credit provision	—	8	—	8
Tax credit prescription	—	12	—	—
Compensatory interests	156	2	—	—
Other expenses	1,213	—	1,215	—
	9,146	8,147	2,694	3,919

5.17. Administration expenses
Bank expenses	1,809	167	268	83
Professional fees	33,507	7,301	14,031	(272)
Fees to directors and syndics	18,785	4,116	5,661	1,754
Taxes, rates and contributions	16,075	14,690	2,537	10,701
Employee expenses	129,452	36,612	54,503	12,428
Insurance	1,922	1,934	631	631
Expenses and office services	2,114	1,431	841	450
Other expenses	8,982	2,208	3,906	340
	212,646	68,459	82,378	26,115

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comparative format

(Expressed in thousands of pesos)

6.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2018 is as follows:

	Tax credits	Other receivables	Trade accounts payable	Financial indebtedness	Taxes payables	Other accounts payable
To mature:
1st. Quarter	724	65,535	4,242	1,721	153,761	304,515
2nd. Quarter	—	60,789	—	—	—	—
3rd. Quarter	—	60,554	—	—	—	—
4th. Quarter	—	60,543	—	—	—	—
Over a year	68,954	—	—	23,029	—	109,353
Subtotal to mature:	69,678	247,421	4,242	24,750	153,761	413,868
Matured term	—	—	—	—	—	—
Total	69,678	247,421	4,242	24,750	153,761	413,868
At fixed rate	—	1,300	—	—	—	—
At floating rate	—	—	—	23,100	—	—
Not accrue interest	69,678	246,121	4,242	1,650	153,761	413,868
Total	69,678	247,421	4,242	24,750	153,761	413,868

7.	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		09/30/2018			12/31/2017	01/01/2017
		Class and amount of foreign currency (in thousands of dollars)	Exchange rate (in pesos)	Balance in pesos	Balance in pesos	Balance in pesos
ASSETS
Non-current assets
Cash and deposits in banks
Banco Supervielle S.A.	U$S	1	40,8967	25	15,960	—
Exprinter International Bank	U$S	4	40,8967	169	81	76
JP Morgan Chase Bank S.A	U$S	52	40,8967	2,111	550	3,407

Other financial assets
Premier Renta Mixta en Dolars - Class A	U$S	832	40,8967	34,040	—	—
Premier Performance Dolars - Class A	U$S	2,956	40,8967	120,900	—	—

Other receivables
Retirement insurance	U$S	5,862	40,8967	239,740	57,208	—
Receivable from sale of subsidiary	U$S	—	40,8967	—	10,243	—
Total non-current assets		9,707		396,985	84,042	3,483
TOTAL ASSETS		9,707		396,985	84,042	3,483

LIABILITIES
Current liabilities
Commercial debts
Providers	Eur	30	47,9036	1,450	1,996	39

Other debts
Provision from share issuance expenses	U$S	—	40,8967	—	6,002	—
Deudas por compra de subsidiarias	U$S	6,952	40,8967	284,305	—	—
Total current liabilities		6,982		285,755	7,998	39

Non-current liabilities
Other debts
Provision from long term incentive	U$S	2,674	40,8967	109,352	22,955	—
Total non-current liabilities		2,674		109,352	22,955	—
TOTAL LIABILITIES		9,656		395,107	30,953	39

NET POSITION		51		1,878	53,089	3,444

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

8.	RESTRICTED ASSETS

As of September 30, 2018, December 31, 2017 and January 1, 2017, the Group does not hold restricted assets.

9.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW No. 19,550 AND OTHER RELATED COMPANIES

As of September 30, 2018, December 31, 2017 and January 1, 2017, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements:

Company	Condition	Legal Address	Main Activity	Direct interest in Capital Stock			Direct and Indirect interest in Capital Stock
				09/30/2018	12/31/2017	01/01/2017	09/30/2018	12/31/2017	01/01/2017
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, CABA	Commercial Bank	96,89%	96,77%	96,23%	99,89% (1)	99,88% (1)	98,23% (1)
Cordial Compañia Financiera S.A.	Controlled	Reconquista 320, CABA.	Financial Company	5,00%	5,00%	5,00%	99,90%	99,89%	98,32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, CABA	Credit Card	87,50%	87,50%	87,50%	99,99%	99,99%	99,78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, CABA	Mutual Funds Management	95,00%	95,00%	95,00%	100,00%	100,00%	100,00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, CABA	Financial operations and administration of securities	96,80%	96,80%	95,03%	100,00%	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, Ciudad de Mendoza	Trading of products and services	95,00%	95,00%	95,00%	100,00%	100,00%	100,00%
Supervielle Seguros S.A	Controlled	Reconquista 320, CABA	Insurance Company	95,00%	95,00%	95,00%	100,00%	100,00%	100,0%
Micro Lending S.A.U.	Controlled	Guido 1926 1° piso- C.A.B.A.	Financing investments	100,00%	—	—	100,00%	—	—
Invertir Online S.A.	Controlled	San Martin 323, 11° Piso. C.A.B.A	Settlement and Clearing Agent	100,00%	—	—	100,00%	—	—
InvertirOnline.Com Argentina S.A.	Controlled	San Martin 323, 11° Piso. C.A.B.A	Representations	100,00%	—	—	100,00%	—	—

(1) Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,86% as of 09/30/18 and 12/31/17.

As of February 17, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 5,000 and 95,000, respectively. On March 22, 2017 CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 19,348 with a paid in capital from 80,652.

As of March 27, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A. for an amount of 95,000. On May 4, 2017 Banco Supervielle S.A. held an Ordinary and Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 4,594 with a paid in capital from 90,406.

As of March 20, 2017, Grupo Supervielle S.A. with its subsidiary Banco Supervielle S.A. accepted a purchase offer received on all the shares of Cordial Microfinanzas S.A. carried out by Ciudad Microempresas S.A., a company whose shareholders are Corporación Buenos Aires Sur and Banco Ciudad de Buenos Aires. The transaction was carried out on December 31, 2017 for a total value of 46,500, of which 40,688 correspond to the Entity.

As of May 26, 2017, the Entity, its subsidiary Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle perfected the transfer of all the shares of Viñas del Monte S.A., a marginal and non-strategic asset, this transaction were made for the combined

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

amount of (a) U.S.$. 1,5 million plus or minus (b) the result of the difference between the sales value of the grapes of the 2017 vintage of Viñas del Monte S.A. and financial debt (debt contracted by that company at the closing date, with Argentine financial institutions and in accordance with its Financial Statements and its balance sheet).

As of July 24, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 2,500 and 47,500 respectively.

As of September 20, 2017, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 131,250, 15,000 and 3,750, respectively.

As of November 24, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution to Banco Supervielle S.A. for an amount of 2,600,000. On same date, Banco Supervielle S.A. held an Ordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 105,453 with a paid in capital from 2,494,547.

As of December 12, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 30,000 and 570,000 respectively.

As of January 16, 2018, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 19,000 and 361,000 respectively. On January 24, 2018, CCF held an Ordinary Shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of 56,751 with a paid in capital from 973,249.

On March 14, 2018, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 262,500, 30,000 and 7,500 respectively. On March 19, 2018, Tarjeta Automática S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize such contributions on September 20, 2017 and March 14, 2018 and increase the capital stock in the amount of 450,000.

On February 16, 2018, Grupo Supervielle S.A.´ s Board of Directors approved the set-up of Fideicomiso Financiero Finterch Supervielle I, aimed at the investment of new projects in financial technology and insurance technology for an amount of USD 3 million.

On May 14, 2018, Grupo Supervielle S.A made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A for an amount of 861,000. On April 19, 2018, Banco Supervielle S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize contributions received increasing the capital stock in the amount of 27,578,475 with a paid in capital from 833,421.

On May 2, 2018 and May 24, 2018, Grupo Supervielle S.A has acquired Micro Lending S.A.U. and Invertir Online S.A (See Note 24 to Unaudited Interim Consolidated Condensed Financial Statements).

On August 21, 2018, the Board of Grupo Supervielle S.A. approved to make a capital contribution in Micro Lending S.A.U. through the capitalization of the loan granted for 58,000.

On November 12, 2018, Micro Lending S.A.U. held an Ordinary General Assembly in which it was decided to capitalize the contributions received, increasing the Social Capital by the sum of 100,000.

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of September 30, 2018 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	136,507,432	125,123,273	11,384,159	1,311,340
Cordial Compañía Financiera S.A.	8,320,823	6,635,264	1,685,559	(189,934)
Tarjeta Automática S.A.	599,205	169,778	429,427	(51,947)
Supervielle Asset Management S.A.	199,245	56,743	142,502	135,903

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

Sofital S.A. F. e I.I.	506,892	1,848	505,044	62,648
Espacio Cordial de Servicios S.A.	365,952	114,209	251,743	99,271
Micro Lending S.A.U.	522,948	549,310	(26,362)	(162,093)
InvertirOnline.Com Argentina S.A. (1)	12,031	4,714	7,317	2,063
InvertirOnline S.A. (2)	708,134	593,829	114,305	28,847
Supervielle Seguros S.A.	983,060	424,602	558,458	100,928

(1)	Corresponds to the Financial Statements of InvertirOnline.Com Argentina S.A. as of December 31, 2017.

(2)	Corresponds to the Financial Statements of InvertirOnline S.A. as of August 31, 2018.

As of September 30, 2017 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	68,979,302	61,924,955	7,054,347	1,088,388
Cordial Compañía Financiera S.A.	6,592,198	5,648,197	944,001	139,142
Tarjeta Automática S.A.	312,153	130,617	181,536	12,107
Supervielle Asset Management S.A.	132,888	44,690	88,198	81,812
Sofital S.A. F. e I.I.	401,944	494	401,450	45,019
Espacio Cordial de Servicios S.A.	280,616	136,960	143,656	77,692
Supervielle Seguros S.A.	633,502	308,962	324,540	47,482

As of September 30, 2018, December 31, 2017 and January 1, 2017 balances with Grupo Supervielle S.A’s controlled are as follows:

Assets	09/30/2018	12/31/2017	01/01/2017
Current Assets
Cash and due from banks
Banco Supervielle S.A.	916	16,530	547
	916	16,530	547
Short-term investments
Banco Supervielle S.A. – Time deposits	—	4,182,846	—
Cordial Financial Company – Time deposits	396,798	—	—
	396,798	4,182,846	—
Other receivables
Banco Supervielle S.A.	—	4,858	8,741
Cordial Compañía Financiera	972	874	896
Tarjeta Automática	19	16	—
Espacio Cordial de Servicios	89	83	68
	1,080	5,831	9,705

Current Liabilities
Commercial debts
Banco Supervielle S.A.	131	273	391
	131	273	391

As of September 30, 2018 and 2017, results with Grupo Supervielle S.A’s controlled are as follows:

	09/30/2018	09/30/2017
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	7	2,327
Interests from loans – Micro Lending S.A.U.	3,663	—
	3,670	2,327

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

Other Income
Banco Supervielle S.A.	43,650	36,135
Cordial Microfinanzas S.A.	—	731
Sofital S.A.F. e I.I.	45	45
Supervielle Asset Management S.A.	465	387
Tarjeta Automática S.A.	141	117
Viñas del Monte S.A.	—	5
Cordial Compañía Financiera S.A.	7,230	6,498
Espacio Cordial de Servicios S.A.	660	618
	52,191	44,536
Administrative expenses
Rent – Banco Supervielle S.A.	(1,701)	(1,322)
Bank expenses – Banco Supervielle S.A.	(1,902)	(123)
Legal and accounting consultancy services	(360)	(360)
Fees for market operations - IOL	(1863)	—
	(5,826)	(1,805)

Net income from financial instruments at fair value through profit or loss

Interest from time deposits– Cordial Compañía Financiera S.A.	169	21,540
Interest from time deposits – Banco Supervielle S.A.	15,053	274
Results from forward contracts – Banco Supervielle S.A	45,196	9,099
	60,418	30,913

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

On December 29, 2017, the National Executive enacted Law 27430 – Income Tax. Such law has introduced several changes in the treatment of income tax which components are as follows:

Income tax aliquot: Income tax aliquot for Argentine corporations will be gradually reduced from 35% to 30% for fiscal years starting on January 1, 2018 to December 31, 2019 and to a 25% for fiscal years starting and including on January 1, 2020.

Dividend tax: A tax on dividends or distributed earnings, among others, from Argentine corporations or permanent plant to: human persons, undivided inheritance, foreign beneficiaries, subject to the following conditions: (i) dividends resulting from general earnings generated during fiscal years staring on January 1, 2018 until December 31, 2019 shall be subject to a 7% withholding and (ii) dividends generated by earnings produced in fiscal years starting as from January 1, 2020 on shall be subject to a 13% withholding.

Dividends generated by beneficiaries until the previous fiscal year starting as from January 1, 2018 will remain subject to, for all beneficiaries of such dividends, the 35% withholding over the amount exceeding distributable untaxed accrued earnings (transition period of the equating tax).

Withholding updating: Acquisitions or investments carried out over the course of fiscal years starting on January 1, 2018, will be updated based on percentage changes released by the Index of Minimum Wholesale Prices (IMWP) provided by the National Statistics and Census Institute, situation that shall increase the deductible amortization and its computable cost in the case of sale.

The following is the conciliation between the tax applied on results as of September 30, 2018 and 2017, and the one to be produced after applying the relevant tax rate on the accounting income (Before the tax):

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

	09/30/2018	09/30/2017
Comprehensive Income of the fiscal year Income Tax	2,011,979	1,352,599
Tax Rate in Force	30%	35%
Result of fiscal year before Income Tax at the tax rate	603,594	473,410
Permanent differences (at tax rate):
Result of equity investments	(430,886)	(418,711)
Breakdown of previous fiscal years	(19,758)	(54,336)
Untaxed results	(1,708)	—
Income Tax/(Breakdown) of the period (*)	151,242	363

(*) The income tax for the period ended on September 30, 2017 was compensated with breakdowns of previous years.

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of fiscal year closing. This tax complements income tax.

The Group’s tax obligation in the fiscal year will coincide with the highest amount of both taxes. However, if, in a fiscal year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten fiscal years.

The evolution of liabilities balance from deferred tax is expressed as follows:

Item	MF quotas	Balance
Balance at the beginning of fiscal year	—	—
Changes of the period	2,696	2,696
Balance as of period closing	2,696	2,696

11.	CAPITAL STOCK

As of September 30, 2018 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2016	363,777
Increase in Capital Stock	92,945	Board of Directors minutes of June 14, 2017, Extraordinary General Shareholders’ Meeting held on July 7, 2017 and Board of Directors minutes of July 11, 2017. Minutes of Subdelegates dated September 12 and 15, 2017.
Capital stock as of 12/31/2017	456,722
Capital stock as of 09/30/2018	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On October 7, 2015, the Group’s General Assembly Meeting passed a 124,485 capital stock increase through the issuance of 63,369,094 Class A ordinary shares for a nominal value of $1; 59,516,170 Class B ordinary shares for a nominal value of AR$1 and 1,600,000 preferred shares. Over the course of such Meeting, it was also decided to modify the issuance conditions of preferred shares, granted the holder the option to convert such shares in the same number of Class B ordinary shares. Said option was finally exercised by its holder and informed to the Group on January 5, 2016, thus settling 3,200,000 preferred shares and issuing the same number of Class B ordinary shares at a nominal value of AR$1.

Moreover, aforementioned shareholders’ meeting, decided to ask for authorization to make an initial public offering of Class B shares, for its listing and trading on markets regulated by the Mercado de Valores de Buenos Aires S.A., the United States Securities and Exchange Commission and other agencies, with the resulting addition of the Entity to

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

the public offering regime and stock listing and a capital increase for up to 96,000,000 through the public offering of new class B ordinary shares. Notwithstanding that, a capital increase for up to 192,000,000 through new ordinary Class B shares.

The public offering in Argentina was authorized by the National Securities Commission by means of Resolution Number. 18,023 dated April 14, 2016, and amended by Resolution Number 18,033 dated April 21, 2016.

The public bid of ordinary shares ended on May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2,20 per share, or USD 11,00 per American Depositary Share (ADS), with each ADS representing 5 shares.

Moreover, as of May 26, 2016, the international underwriters exercised the overallotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 237,039,427 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

As of March 28, 2017, the shareholder Julio Patricio Supervielle promised to make a contribution in kind of 7,672,412 shares of Sofital S.A.F. e I.I.. On April 27, 2017, the General Shareholders’ Meeting resolved to capitalize the said contribution, increasing the capital stock by up to 8,032, through the issuance of 8,032,032 Class B common shares entitled to one vote per share. On July 12, 2017, the Subscription Period ended in relation to the issuance of up to 8,032,032 new ordinary class B shares. As a result, Grupo Supervielle S.A. increased its share capital by 7,494,710 new shares, totaling AR$ 371,272,325.

As of July 7, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting approved an increase in the share capital of Grupo Supervielle S.A. for the sum of up to AR$145,000,000 (Pesos one hundred and forty-five million pesos), to be offered by public subscription in the country or abroad.

The public bid of ordinary shares ended on September 12, 2017. 103,000,000 class B ordinary shares were assigned, and delivered by issuing 70,000,000 new class B ordinary shares and by 33,000,000 class B ordinary shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 4,00 per share, or USD 20,00 per American Depositary Share (ADS), with each ADS representing 5 shares.

Moreover, as of September 15, 2017, the international underwriters exercised the overallotment option for 15,449,997 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on September 19, 2017.

The issuance of new class B ordinary shares for 70,000,000 and 15,449,997 makes a total capital increase of 85,449,997, with a paid in capital of Ps.5,755,409, resulting an total capital increase of Ps.5,848,354.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 329,984,134 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

12.	GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies. Its earnings come mainly from dividends received from said companies and from income generated by financial assets. In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 21 to the consolidated Financial Statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Supervielle Asset Management S.A., Sofital S.A.F. e I.I. and Viñas del Monte S.A, in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013. As of September 30, 2018 and 2017 incomes resulting from such advisory services amounted to 44,846 and 40,502 respectively.

In 2013, the Group and Espacio Cordial de Servicios S.A. and Cordial Compañía Financiera S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the already mentioned companies, which were modified on November 1, 2016. Such agreements account for incomes for 3,345 and 4,410 for the Group as of September 30, 2018 and 2017, respectively.

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. From of March 31, 2017, the Group received a consideration for brand licenses use as stipulated in the contract concluded with Ciudad Microfinanzas S.A., pursuant to which remuneration from the use of the Brand License shall be received over a 12-month period. Recorded incomes as of September 30, 2018 and 2017 amounted to 2,415 and 1,945, respectively.

13.	DERIVATIVES

As of September 30, 2018 and December 31, 2017, no operations underway related to this type of derivatives are recorded.

As of September 30, 2018 and December 31, 2017 results from this type of instruments were recorded as a gain of 45,196 and 9,099 respectively.

14.	STATEMENT OF CASH FLOW AND CASH EQUIVALENTS

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	09/30/2018	12/31/2017	09/30/2017	12/31/2016
Cash and due from Banks	3,208	17,171	3,781	4,050
Short term Investments	584,545	138,957	5,096,845	830,955
Cash and cash equivalents	587,753	156,128	5,100,626	835,005

Conciliation between balances of Statement of Financial Position and items considered Cash and cash equivalents:

Items	09/30/2018	09/30/2017
Cash and due from banks
As per Statement of Financial Position	3,208	3,781
As per Statement of Cash Flow	3,208	3,781
Short-term investments
As per Statement of Financial Position	2,105,746	6,527,787
Time deposit investments not considered cash equivalent	(1,521,201)	(1,430,942)
As per Statement of Cash Flow	584,545	5,096,845

15.	EARNINGS PER SHARE

Earnings per share is calculated by dividing the earnings attributable to the Group´s shareholders between the weighted average of issued common shares over the course of a year. Since the Group holds neither preferred shares nor debt convertible into shares, the basic result is equal to the diluted result per share.

The following is the earning per share composition for fiscal year ended September 30, 2018 and 2017:

	09/30/2018	09/30/2017
Earnings attributable to the Group´s shareholders	1,860,737	1,352,236
Weighted average of issued common shares (thousands)	456,722	371,864
Earnings per share	4.07	3.64

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

16.	POLICY OF RISK MANAGEMENT

See Note 23 as per Interim Consolidated condensed Financial Statements.

17.	ADDITIONAL INFORMATION FOR UNAUDITED INTERIM SEPARATE CONDENSED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

The following information has been prepared in accordance with the accounting framework set by the Argentine Central Bank in relation with fiscal year ended on December 31, 2017 and happens to be necessary for the understanding of these unaudited interim Separate Condensed Financial Statements.

17.1 Cash and Deposits in Banks

Equivalents to cash are held for short term payment commitments rather than investments or similar operations. For a financial investment to be classified as ash equivalent, such investment must be easily converted into a certain cash amount and be subject to an insignificant risk of changes in its value. Therefore, such an investment will be equivalent to cash as long as it contains short term maturity dates, three months or less, to be calculated from the acquisition date. Interest in the capital of other entities will be excluded of cash equivalents.

Cash and cash equivalents components are described as follows:

Item	12/31/2017
Cash and Deposits in Banks	17,171
Mutual Funds	138,957
Cash and cash equivalents	156,128

In turn, reconciliations between balances of items considered as cash equivalents in the Cash Flow Statement and those recorded in the Financial Statements as of year closing are described as follows:

Items	12/31/2017
Cash and Deposits in Banks
As per Statement of Financial Position	17,171
As per Cash Flow Statement	17,171
Mutual Funds
As per Financial Statements – Other financial assets	138,957
As per Cash Flow Statement	138,957

17.2. Financial Instruments

As of year closing, the Group holds the following financial instruments portfolios:

Instrument portfolio as of 12/31/2017	Fair Value - Results	Amortized Cost	Reasonable Value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	4,182,846	—	—	4,182,846
- Other financial assets	138,957	—	—	138,957
Total Assets	4,321,803	—	—	4,321,803
Liabilities
- Financial Debts	—	25,598	—	25,598
Total Liabilities	—	25,598	—	25,598

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

Fair Values

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

The Group´s financial instruments measured at fair value as of fiscal year closing are described as follow:

Instrument portfolio as of 12/31/2017	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	4,182,846	—	—
- Other financial assets	138,957	—	—
Total Assets	4,321,803	—	—

The Group´s policy is aimed at the recognition of transfers among Fair Value levels only at fiscal year closing dates; thus, there are no changes in the relation of financial instruments held in portfolio as of December 31, 2017.

Fair Value level 1: The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date. The market prices utilized in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3, such as unlisted capital instruments.

Fair Value of Other Financial Instruments

The Group relies on financial instruments which are not valued at fair value. For most of such instruments, the fair value does not differ substantially from their residual value because the payable or receivable interest rate is similar to market rates, or, otherwise, it is a short-term instrument.

17.3 Investments in other Companies

Investments in other companies as of December 31, 2017 are set out in Note 5.7.

17.4 Property, plant and equipment

Changes in property, plant and equipment for fiscal years ended on December 31, 2017 are as follows:

Item	Initial value at beginning of fiscal year	Additions	Withdrawals	Depreciation			12/31/2017
				Accrued	Of the period	At closing
Measurement at cost
- Vehicles	—	418	—	—	21	21	397
TOTAL PROPERTY, PLANT AND EQUIPMENT	—	418	—	—	21	21	397

17.5 Goodwill impairment test

Goodwill is assigned to cash generating units of the Group based on operating segments.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

12/31/2017
Supervielle Seguros S.A.	953
Cordial Compañía Financiera S.A.	904
TOTAL	1,857

Goodwill recorded as of December 31, 2017 have been tested as of these Financial Statements issuance and no devaluation adjustments resulting from such tests have been recorded.

17.6 Earning per share

Earnings per share is calculated by splitting the earnings attributable to the Group´s shareholders among the weighted average of common issued shares over the course of one year. Since the Group holds neither preferred shares nor share-convertible shares, the basic result is the same as that diluted per share.

The composition of the result per share as of December 31, 2017 is described as follows:

12/31/2017
Earnings attributable to the Group´s shareholders	1,819,842
Weighted average of issued shares (thousands)	392,832
Earnings per share	4.63

17.7 Income from interests / Commissions

Income from interests	12/31/2017
Earned interests	3,488
Total	3,488

17.8 Expenses from Interest

Expenses from interest	12/31/2017
Others	5
Total	5

17.9 Net income from financial instruments at fair value through profit or loss

Net income from financial instruments at fair value through profit or loss	12/31/2017
Interests from Time Deposits	28,319
Income from Holding – MF	269,189
Income from Holding –Government Securities	328,733
Expenses from NO issuance	(549)
Lost interest from NO issuance	(8,735)
Income from Hedge – Forward contract	9,099
Total	626,056

17.10 Other Net Income / (Expenses)

Other operating income	12/31/2017
Subsidiaries’ advisory fees	53,987
Third parties’ advisory fees	3,206
Royalties	5,713
Other incomes	2,082
Revaluation of retirement insurance contributions	4,943
Financial income from sale of shares	967
Income from sale of shares	24,568
Total	95,466

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

Other operating expenses	12/31/2017
Turnover tax	19,466
Donations	8
Tax credit prescription	12
Compensatory interests	2
Tax credit provision	13,092
Other expenses	362
Total	32,942

17.11 Expenses from function and nature

The Group submitted its comprehensive income statement under the expenditure function method. Under this method, expenses are classified according to their function as part of “administration expenses” item.

The following table provides the additional information required on the nature of the expenses and their relation to the function:

Administration Expenses	12/31/2017
Employee expenses	39,044
Bank expenses	309
Fees to Directors and Syndics	25,418
Taxes and rates	38,075
Fees for services	14,455
Insurance	2,584
Expenses and office services	1,873
Miscellaneous	3,476
Total	125,234

17.12 Income tax

The reconciliation between income tax charged to results and the resulting one upon the application of the rate in force in Argentina on the result before taxes as of fiscal year ended on December 31, 2017 is as follows:

12/31/2017

Result of fiscal year before income tax	1,819,842
Tax rate in force	35%
Result of the fiscal year upon tax rate	636,945
Cancellation of IRFS adjustment effects on income tax for 2017 fiscal period	216,026
Result of investments in related agencies	(653,673)
Expenses resulting from stock issuance	(89,782)
Untaxed results	1,548
Specific tax	111,064
Utilization of breakdowns	(111,064)
Income tax charge of the period	—

17.13 Information by Segments

The Group determines operating segments based on performance appraisal reports which are revised by the Board and key personnel of the Senior Management and updated upon changes occur.

The allocation of results, assets and liabilities by segment is carried out at a consolidated level. Therefore, such allocation is unlikely to be carried out in these Interim Separate Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Separate Condensed Financial Statements

As of September 30, 2018 presented in comprative format

(Expressed in thousands of pesos)

17.14 Financial risk factors

See Note 23 as per Unaudited Interim Consolidated Condensed Financial Statements.

18.	SUBSEQUENTS EVENTS

On November 1, 2018 Grupo Supervielle S.A.informed to Banco Supervielle of its intention to make a capital contribution in cash and / or equivalent of 1,000,000 in order to expand the volume of its operations and thus promote the better development of social businesses. For this reason, the Bank scheduled a general meeting of shareholders for November 21, 2018 in order to approve the capital increase.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine-month period started on January 1, 2018 and ended on September 30, 2018, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS.

None.

NOTE 2:	SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS.

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

a)       Receivables: See Note 6 to the Financial Statements.

b)       Debts: See Note 6 to the Financial Statements.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

a)       Receivables: See Notes 2.1, 2.2, 6 and 7 as per Financial Statements.

b)       Debts: See Notes 2.1, 2.2, 6 and 7 as per Financial Statements.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART. 33 LAW N° 19,550

See Note 9 to the Financial Statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of September 30, 2018 and December 31, 2017, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of September 30, 2018 and December 31, 2017, the Company did not record inventories.

NOTE 8:	MARKET VALUE

See Notes 2.3. and 2.6 to the Financial Statements.

NOTE 9:	PREMISES AND EQUIPMENT

See Notes 2.5. to the Financial Statements.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of Law No. 19,550 for equity investments.

NOTE 11:	RECOVERABLE AMOUNTS

As of September 30, 2018 and December 31, 2017, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine-month period started on January 1, 2018 and ended on September 30, 2018, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 12:	INSURANCE

As of September 30, 2018 and December 31, 2017, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.

b)	Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of September 30, 2018 and December 31, 2017, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)	Status of procedure for its capitalization:

As of September 30, 2018 and December 31, 2017, no balances of irrevocable contributions in advance of future capital increases were recorded. (See Note 11 to the parent company Financial Statements).

b)	Cumulative and unpaid dividends of preferred stock:

As of September 30, 2018 and December 31, 2017, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 21 to the consolidated financial statement.

Grupo Supervielle S.A.

Informative Review as of September 30, 2018

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services. Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

As of September 30, 2018, the Company recorded earnings of 2,094,673, which represent a Return On Average Equity (ROAE) of 18,4%. Those earnings were mainly produced by our equity investments in subsidiaries.

On April 24, 2018, the Ordinary and Extraordinary Shareholders’ Meeting approved the following distribution of 2017 fiscal year result, recording earnings of 2,437,059:

*    Dividends in cash: 243,706

*    Legal reserve: 18,589

*    Optional reserve: 2,174,764

Grupo Supervielle S.A. is the parent company of the economic group and As of September 30, 2018 and December 31, 2017, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		09/30/2018	12/31/2017
Banco Supervielle S.A.	Commercial Bank	99,89%	99,88%
Cordial Compañía Financiera S.A.	Financial Company	99,90%	99,89%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99,99%	99,99%
Supervielle Asset Management S.A.	Mutual Funds Management	100,00%	100,00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100,00%	100,00%
Supervielle Seguros S.A.	Insurance Company	100,00%	100,00%
Micro Lending S.A.U.	Financing investments	100,00%	—
Invertir Online S.A.	Settlement and Clearing Agent	100,00%	—
InvertirOnline.Com Argentina S.A.	Representations	100,00%	—

Grupo Supervielle S.A.

Informative Review as of September 30, 2018

Brief description of Related Companies

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887. Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies. Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry. At present, its bank network includes 177 branches, 78 plant for certain services. Many of such plant are especially equipped for the payment of ANSES retirement and pension funds. The Bank also relies on 497 ATMs and 171 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe. As of September 30, 2018, the Bank records 136,507,432 worth assets and shareholders’ equity of 11,384,159. Net income recorded in the fiscal year ended on September 30, 2018 amounted to 1,311,340 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of September 30, 2018, recorded negative results of 189,934.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. At present, the company records 20 branches, 61 sale outlets and 40,000 active clients. The fiscal year ended on September 30, 2018, recorded negative results of 51,947. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of September 30, 2018, earnings amounted to 135,903.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of September 30, 2018, earnings amounted to 62,648.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of September 30, 2018, earnings amounted to 99,271.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 558,458 and assets for 942,981. As of September 30, 2018, earnings amounted to 100,928.

Micro Lending S.A.U., specializes in the financing of pledge credits, particularly used cars. From the date of acquisition it obtained a negative result of 162,093.

Invertir Online S.A., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. From the acquisition date he obtained a positive result of 56,077.

Grupo Supervielle S.A.

Informative Review as of September 30, 2018

SHAREHOLDERS´ EQUITY STRUCTURE. RESULTS. FUND GENERATION OR UTILIZATION STRUCTURE. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position (figures in thousands of pesos)	09/30/2018	09/30/2017
Total Assets	146,122,704	80,816,544
Total Liabilities	129,867,020	66,750,760
Changes in Shareholders’ Equity	16,255,684	14,065,784
Total Liabilities plus Changes in Shareholders’ Equity	146,122,704	80,816,544

Income Statement (figures in thousands of pesos)	09/30/2018	09/30/2017
Net income from interest	8,439,218	5,993,955
Net income from commissions	3,393,536	2,739,125
Net income before income tax	2,504,033	1,860,699
Net income of the period - Earnings	2,094,673	1,405,841

Consolidated Cash Flow Statement	09/30/2018	09/30/2017
Total operating activities	17,026,245	(2,256,981)
Total investment activities	(3,666,944)	(570,047)
Total financing activities	9,005,705	11,064,408
Effect of changes in exchange rate	3,202,243	1,645,871
Net increase in cash and cash equivalents	25,567,249	9,883,251

Grupo Supervielle S.A.

Informative Review as of September 30, 2018

SHAREHOLDERS´ EQUITY STRUCTURE. RESULTS. FUND GENERATION OR UTILIZATION STRUCTURE. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, comparative to the previous fiscal year:

Indicators (figures in thousands of pesos)	09/30/2018	09/30/2017

Liquidity	48,35%	41,20%
- Cash and cash equivalents (*1)	46,992,617	19,435,665
- Deposits	97,185,461	47,170,763

Solvency	12,52%	21,07%
- Shareholders Equity	16,255,684	14,065,784
- Total Liabilities	129,867,020	66,750,760

Immobilization of Capital	3,38%	2,64%
-Immobilized Assets (*2)	4,934,578	2,129,821
-Total Assets	146,122,704	80,816,544

ROE (*3)	18,4%	22,3%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF September 30, 2018

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5 (detriment of value) of IFRS 9 “Financial Instruments”, for fiscal years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1. 2017 to be used as comparative base of the fiscal year to start on January 1, 2018, which will be the first interim Financial Statements submitted under these standards as of March 31, 2018.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•	the investment in financial entities and in the insurance company accounts for 71,4% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

•	92,6% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.

•	Grupo Supervielle S.A. holds 99,89% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the fiscal year 2019, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 12, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer